The following is an English translation of the Notice of the 71st Ordinary General Meeting of Shareholders of MinebeaMitsumi Inc., to be held on June 29, 2017.
The Company provides this translation for your reference and convenience only and without any guarantee as to its accuracy or otherwise.

Securities Code 6479

June 6, 2017

To the Shareholders

4106-73, Oaza Miyota, Miyota-machi,
Kitasaku-gun, Nagano Prefecture

MINEBEA MITSUMI Inc.
Yoshihisa Kainuma
Representative Director

Notice of the 71st Ordinary General Meeting of Shareholders

The 71st Ordinary General Meeting of Shareholders of MinebeaMitsumi Inc. (“Company”) (hereinafter the “Meeting”) will be held as indicated below.  You are hereby cordially invited to attend the Meeting.

If you are unable to attend the Meeting, you may exercise your voting rights as a Shareholder in writing or via the Internet.  In that event, please examine the contents of the reference documents attached herein and vote in accordance with the guidance on voting set forth in “Guidance on Exercising Voting Rights, etc.” on page 3 by 5:30 p.m., Wednesday, June 28, 2017.

Particulars of the Meeting

1. Date and Time:
10:00 a.m., Thursday, June 29, 2017          (reception starts at 9:00 a.m.)

2. Place:
Convention Hall Asama
Karuizawa Prince Hotel West
Karuizawa, Karuizawa-machi, Kitasaku-gun, Nagano Prefecture

3. Purpose:
To report on:
1)	The Business Report and the Consolidated Financial Statements for the 71st fiscal year (April 1, 2016 to March 31, 2017), and the Audit Report on the Consolidated Financial Statements by the Independent Auditors and the Audit & Supervisory Board
2)	The Non-Consolidated Financial Statements for the 71st fiscal year (April 1, 2016 to March 31, 2017)

To vote on:
First Proposal:
Appropriation of Surplus
Second Proposal:
Election of Twelve (12) Directors
Third Proposal:
Amendment of Remuneration for Directors
Fourth Proposal:
Renewal of Countermeasures to Large-Scale Acquisitions of MinebeaMitsumi Shares (Takeover Defense Measures)

4. Guidance on Exercising Voting Rights, etc.:
Please refer to “Guidance on Exercising Voting Rights, etc.” on page 3.

Information on Disclosure on the Internet

1.	This notice of the Meeting is also posted on our website.
2.	For any revisions to the contents of the reference documents for the Meeting, the business report or the consolidated and non-consolidated financial statements prior to the day before the Meeting, we will notify you of the revisions either by mail or via our website.

MinebeaMitsumi website:  (http://www.minebeamitsumi.com/)

Guidance on Exercising Voting Rights, etc.

You may exercise your voting rights using one of the following three methods:

Exercise of your voting rights by attending the Ordinary General Meeting of Shareholders

Please submit the voting card to the reception desk at the Meeting.  (You do not need to affix a seal.)
Date and Time:
10:00 a.m., Thursday, June 29, 2017 (Reception start time:  9:30 a.m.)

Place:
Convention Hall Asama
Karuizawa Prince Hotel West
Karuizawa, Karuizawa-machi, Kitasaku-gun, Nagano Prefecture

Exercise of your voting rights by sending the voting card by mail

Please indicate your vote for or against each proposal on the enclosed voting card and post it to the Company without a postage stamp.

Exercise due date:
To be received no later than 5:30 p.m. on Wednesday, June 28, 2017

Exercising Voting Rights via the Internet, etc.

You may exercise your voting rights via the Internet only by accessing the Voting Rights Exercise Site designated by the Company.

Voting Rights Exercise Site URL:          http://www.web54.net

Exercise due date:          5:30 p.m., Wednesday, June 28, 2017

Handing of Voting Rights

1.	When you would exercise your voting rights via the Internet, please use the code and initial password that are indicated on the voting card, follow the guidance on the screen and vote for or against each proposal.
2.	The deadline for the exercise of voting rights is 5:30 p.m., Wednesday, June 28, 2017, but shareholders are requested to do so as early as possible.
3.	If you exercise your voting rights more than once by mail and via the Internet, etc., the voting via the Internet, etc. shall prevail. In the case where you exercise your voting rights via the Internet, etc. more than once, the last vote shall prevail.
4.	The fees to the provider and telecommunications carriers (internet connection fees, etc.) for accessing the voting rights exercise site shall be borne by the shareholder.

Handing of Password and Voting Code

1.	Password is important information to verify whether the person exercising voting rights is a legitimate shareholder. Please maintain the password as strictly confidential in the same manner as a seal or a personal identification number.
2.	In case you commit more errors than a certain number of tries to input your password, you will not be allowed to use the password. If you would like your password to be reissued, please follow the instruction on the screen for the necessary procedures.
3.	Voting code indicated on the voting card is valid only for this General Meeting of Shareholders.

For questions about how to use PCs, etc.

1.	If you have any questions on the use of PCs, etc. for the exercise of voting rights, please contact the following:
Stock Transfer Agency Website Support help desk, Sumitomo Mitsui Trust Bank, Limited.
Phone:  0120-652-031 (9:00 a.m. to 9:00 p.m., toll free (only within Japan))
2.	For any other inquiries, please contact the following:
a.	For shareholders who have securities accounts, please contact your securities company.
b.	For shareholders who do not have securities accounts (special account holder)
Stock Transfer Agency Department, Sumitomo Mitsui Trust Bank, Limited, Tokyo, Japan.
Phone:  0120-782-031 (9:00 a.m. to 5:00 p.m., excluding Saturdays, Sundays and holidays, toll free (only within Japan))

The Electronic Voting Rights Exercise Platform (to institutional investors)

To exercise voting rights at this Ordinary General Meeting of Shareholders, institutional investors can use the Internet voting rights exercise platform operated by ICJ, Inc.

(Attached Documents)

Business Report
(April 1, 2016 to March 31, 2017)

1.	Status of the Corporate Group

(1)	Operating performance of the fiscal year

(i)	Operating performance
During the fiscal year under review, although the Japanese economy showed a gradual recovery in consumer spending backed by an improvement in employment and income conditions and increasing signs of a recovery in corporate production and exports, there was a growing sense of uncertainty about the future in the second half of the fiscal year due to concerns about the direction of policy taken by the new U.S. administration.  The U.S. economy continued to grow moderately amid a recovery in domestic and foreign demand and heightened expectations concerning fiscal spending and tax cuts put forward by the new administration.  The European economy remained robust across the board centered on internal demand, although Brexit has cast a shadow of uncertainty.  Meanwhile, the sense of uncertainty in Asia cannot be cast aside despite the expectation that the Chinese economy will recover from its slowdown with the support of public investments.
Working against this backdrop, the MinebeaMitsumi Group has been concentrating on cutting costs, creating high-value-added products, developing new technologies, and enhancing its marketing approach to boost profitability further.
As a result, net sales increased by 29,112 million yen (4.8%) year on year to reach 638,926 million yen, a record high in net sales since the Company was founded.  Operating income fell 2,423 million yen (-4.7%) year on year to total 49,015 million yen, and ordinary income was up 1,732 million yen (3.7%) year on year to total 48,393 million yen.  Income attributable to owners of the parent increased 4,760 million yen (13.1%) year on year to reach 41,146 million yen, the highest level on record.
On January 27 2017, the Company performed a merger through a share exchange with MITSUMI ELECTRIC CO., LTD., which was included in the scope of consolidation from the merger date.  The above figures include profit and losses of MITSUMI ELECTRIC CO., LTD. from the date of the merger, in addition to 14,619 million yen in bargain purchase (extraordinary gain) that arose due to business combination procedures, and a 6,196 million yen loss on bonds redemption (extraordinary loss) due to buy-back in order to prevent a dilution of our shares.

Performance by segment is as follows:
Please be noted that the “MITSUMI business” has been recognized as a new reportable segment from this fiscal year due to the business integration with MITSUMI ELECTRIC CO., LTD. through the acquisition of its shares.

Machined Components Business
Products in our Machined components segment include our anchor product line, ball bearings, in addition to mechanical components such as rod-end bearings used primarily in aircraft and hard disk drive (HDD) pivot assemblies, etc. as well as fasteners for automobiles and aircraft.  Although sales of ball bearings to external customers hit a record high as demand for energy-efficient models equipped with safety devices soared in the automobile market, sales revenues dropped due to currency fluctuations as well as other factors.  Rod-end bearing sales also fell due primarily to declining production of large models in the civil aircraft market as well as the negative impact of the foreign exchange market among other factors.  Even though the HDD market is shrinking, pivot assembly sales were up, yet sales revenues dropped due to currency fluctuations as well as other factors.
As a result, net sales decreased 7,501 million yen (-4.6%) year on year to reach 156,310 million yen, and operating income fell 1,707 million yen (-4.2%) year on year, to total 39,147 million yen.

Electronic Devices and Components Business
The core products of our Electronic devices and components segment include electronic devices (LED backlights for LCDs, sensing devices (measuring components), etc.), HDD spindle motors, stepping motors, DC motors, air movers (fan motors), precision motors, and special devices.  Demand for our LED backlights for LCDs that offer a technological advantage in thin smartphones continued to soar.  While sales of stepping motors and other motors grew mainly in the automobile market, sales revenues were down due to currency fluctuations, etc.
As a result, net sales decreased 3,852 million yen (-0.9%) year on year to reach 441,615 million yen, and operating income fell 438 million yen (-2.0%) year on year, to total 21,898 million yen.

MITSUMI Business
The main products in the MITSUMI business are semiconductor devices, optical devices, mechanical parts, high frequency components and power supply components.  Camera actuators, and products for smartphones such as switches and protection IC performed well in North America and China.  Sales of automotive products such as antennas, communication modules and connectors have also increased.
As a result, net sales for the fiscal year under review were 40,342 million yen, and operating income was 2,315 million yen.

Other Businesses
Machines produced in-house are the main products in our Other business segment.  Net sales increased 122 million yen (22.8%) year on year to reach 658 million yen, and the operating loss was up 4 million yen, to total 120 million yen.

In addition to the figures noted above, 14,223 million yen in corporate expenses, etc. not belonging to any particular segment has been included as adjustments in operating income for the fiscal year under review.  Adjustments for the previous fiscal year amounted to 11,627 million yen on a consolidated basis.

(ii)	Capital expenditures
During the fiscal year under review, capital expenditures were 5,869 million yen for the Machined Components Business, 16,845 million yen for the Electronic Devices and Components Business, 2,945 million yen for the MITSUMI Business, 170 million yen for the Other Businesses, and 6,015 million yen for the whole company (common), totaling 31,847 million yen.
The main capital expenditures for the Machined Components Business were equipment for bearings related facilities in Thailand and Cambodia, and mechanical components related facilities in Japan.  The main capital expenditures for the Electronic Devices and Components Business were equipment for LED backlights for LCDs and components related facilities in Thailand.  The main capital expenditures for the MITSUMI Business were equipment for Optical devices related facilities in Philippines.
Other capital expenditures for other businesses and at the whole company (common) were mainly expenditures related to the augmented production capacity of the Cambodian plant.

Capital expenditures included 2,053 million yen for intangible assets and an increase of 113 million yen in assets through new finance lease agreements.

(iii)	Financing
Own funds and borrowings were applied to capital expenditures and operating funds during the fiscal year under review.
At the end of the fiscal year under review, borrowings including bonds stood at 164,010 million yen.

(iv)	Business transfer, absorption-type demerger, incorporation-type demerger
There are no important matters to be reported.

(v)	Acceptance of other companies’ businesses
There are no important matters to be reported.

(vi)	Succession to rights and obligations pertaining to business of other judicial persons or entities due to absorption-type merger or demerger
There are no important matters to be reported.

(vii)	Acquisition or disposition of shares, other equity or subscription rights to shares, etc. of other companies
With the aim of expanding its sales of lighting device-related products, the Company entered into a capital and business alliance with Iwasaki Electric Co., Ltd. on September 29, 2016, acquiring 3.83% of the latter’s total outstanding shares.
As of the effective date on January 27, 2017, MITSUMI ELECTRIC CO., LTD. became a wholly owned subsidiary of MinebeaMitsumi Inc. through the share exchange.  In addition, the Company inherited the corporate bond liabilities related to the “Convertible bond-type bonds with subscription rights to shares due in 2022.”  A summary of subscription rights to shares is described in page 12 (iii) Other important matters concerning subscription rights to shares, etc.

(2)	Financial position and profit/loss in recent 3 years

(i)	Financial position and profit/loss of the corporate group
	Fiscal 2014 (4/13–3/14)	Fiscal 2015 (4/14–3/15)	Fiscal 2016 (4/15–3/16)	Fiscal 2017 (4/16–3/17)
Net sales (millions of yen)	371,543	500,676	609,814	638,926
Ordinary income (millions of yen)	28,065	60,140	46,661	48,393
Income attributable to owners of the parent (millions of yen)	20,878	39,887	36,386	41,146
Net income per share (yen)	55.94	106.73	97.26	107.33
Total assets (millions of yen)	381,278	490,043	459,427	643,312
Net assets (millions of yen)	163,463	233,679	237,973	326,218
Note:  Amounts less than 1 million yen are omitted.

(ii)	Financial position and profit/loss of the Company
	Fiscal 2014 (4/13–3/14)	Fiscal 2015 (4/14–3/15)	Fiscal 2016 (4/15–3/16)	Fiscal 2017 (4/16–3/17)
Net sales (millions of yen)	247,885	343,358	451,101	452,506
Ordinary income (millions of yen)	13,470	24,109	15,950	11,084
Net income (millions of yen)	8,005	9,575	11,750	3,199
Net income per share (yen)	21.45	25.62	31.41	8.35
Total assets (millions of yen)	366,852	389,214	368,266	482,615
Net assets (millions of yen)	180,911	187,119	192,539	245,927
Note:  Amounts less than 1 million yen are omitted.

(3)	Significant parent company and subsidiaries

(i)	Parent company
Not applicable.

(ii)	Significant subsidiaries
Name	Location	Common stock	Voting rights ratio	Main business lines
NMB-Minebea Thai Ltd.	Thailand	BAHT 15,305,363 thousand	100.0%	Manufacture and sales of machined components and electronic devices
NMB (USA) Inc.	U.S.A.	USD 311,093 thousand	100.0%	Holding company
NMB Technologies Corporation	U.S.A.	USD 80,045 thousand	100.0% (100.0%)	Sales of machined components and electronic devices
New Hampshire Ball Bearings, Inc.	U.S.A.	USD 94,000 thousand	100.0% (100.0%)	Manufacture and sales of bearings
NMB-Minebea-GmbH	Germany	EUR 11,274 thousand	100.0%	Sales of machined components and electronic devices
MINEBEA ELECTRONICS & HI-TECH COMPONENTS (SHANGHAI) LTD.	China	USD 239,060 thousand	100.0%	Manufacture and sales of machined components and electronic devices
MINEBEA (HONG KONG) LIMITED	Hong Kong	HKD 100,000 thousand	100.0%	Sales of machined components and electronic devices
NMB SINGAPORE LIMITED	Singapore	SGD 38,000 thousand	100.0%	Manufacture of bearings and sales of machined components and electronic devices
MINEBEA (CAMBODIA) Co., Ltd.	Cambodia	USD 70,000 thousand	100.0%	Manufacture and sales of electronic devices
MITSUMI ELECTRIC CO., LTD.	Japan	JPY 39,890 million	100.0%	Manufacture and sales of electrical appliances and communication devices

Notes	1:	Figures in parentheses for the voting rights ratio in the above table show the ratio of indirect ownership.
2:	As of the effective date on January 27, 2017, MITSUMI ELECTRIC CO., LTD. became a wholly owned subsidiary of MinebeaMitsumi Inc. through the share exchange.

(4)	Tasks to be accomplished
MinebeaMitsumi Group has upheld “The Five Principles” described in the following as a set of our company credos.

1)	Be a company where our employees are proud to work
2)	Earn and preserve the trust of our valued customers
3)	Respond to our shareholders’ expectations
4)	Work in harmony with the local community
5)	Promote and contribute to global society

Based on these company credos, the company’s basic management policy is to fulfill its social responsibility and to maximize the corporate value for its various stakeholders, such as shareholders, business partners, local communities, global society and employees.  Aiming at concentrating its management resources on the fields where it has the collective and comprehensive strengths of the corporate group, MinebeaMitsumi Group has worked proactively on “the development of high-value-added products” and “the advancement of the quality of the products.”  In addition, we strive to reinforce our corporate management centering on “the strengthening of our financial standing” as well as to implement “the company management having a high-degree of transparency” in a comprehensive manner both internally and externally.
We take corporate citizenship seriously.  That is why we conduct our business in a fair and ethical manner, continually look for better ways to make our operations and products more environmentally friendly, promote environmental initiatives, and work hand in hand with our stakeholders to build everlasting ties as we move forward to take our business operations to new heights.
In line with the basic management policy described above, MinebeaMitsumi Group will conduct a thorough review of productivity, aiming to significantly boost the profitability of existing products.  In addition, we will expand the EMS (Electro Mechanics Solutions) business, which consists of a fusion of machined components technology with the electronic device and component technology of MITSUMI ELECTRIC CO., LTD. and MinebeaMitsumi Group.  Also, by leveraging our integrated strength in manufacturing, sales, engineering and development, we will bolster our ability to meet customer requests and provide flexibility in pricing.  Furthermore, while taking regional risk into consideration, we will roll out large-scale overseas mass production facilities and global research and development structures, using M&A and alliances to actively boost profitability and increase corporate value, with the aim of achieving 1 trillion yen in net sales and 100 billion yen in operating income in the fiscal year ending March 2021.
In order to achieve these specific goals and materially improve performance, we have established the courses of action described below, and are working to execute them.

1)          We will classify products and businesses into “core,” “sub-core” and “non-core” and move forward with the rebuilding of the portfolio.
(i)          The “core” businesses are defined as those that supply products that are the “rice” of manufacturing industry, characterized by their absolute permanence, and that are also products and businesses in which the Company is particularly competitive and where it can secure a superior position.  These will be the supporting pillars of the growth strategy going forward.  Specifically, bearings, motors, sensors, connectors and switches, power supplies, wireless, communications & software and analog semiconductors will be positioned as the “seven spears” of the core business, into which we will actively invest the management resources of people, objects and money.
(ii)         The “sub-core” businesses are classified as products and businesses such as smart phones, games and HDD-related products that are not assured of permanent existence, but that do offer significant earnings opportunities.  In these business areas we will strengthen competitiveness by implementing thorough improvements in productivity and by developing new parts, while at the same time implementing policies in preparation for the future contraction of these markets.
(iii)        In “non-core” we will consider bold moves regarding the selection of areas on which to concentrate.
2)          In addition to the existing businesses, the “+IoT” business will consist of high value-added solutions created by combining with the products and technologies of MITSUMI ELECTRIC CO., LTD., and we will further accelerate their development and commercialization.
Specifically, we will develop input devices such as strain gauges, MEMS sensors, camera modules, antennas etc.; conversion and control equipment such as inverter circuits, driver circuits, power ICs, battery protection ICs, switching power supplies and wireless; smart city, bed sensors, haptic devices and other solutions combined with output devices such as motors, actuators, haptic devices, LED backlights, lighting equipment and bearings.
As already announced, some of our consolidated subsidiaries have been investigated by competition authorities for the alleged infringement of competition laws related to the trading of small-sized ball bearing products, etc.

A class action suit was filed in Canada against MinebeaMitsumi and its subsidiaries in relation to these investigations, which have already been completed.
Depending on the outcome of the above-mentioned lawsuit, we may incur losses from compensation for damages.  However, we can neither reasonably project the amount of said losses at this time nor predict whether they will affect our operating performance or financial standing.

We look forward to the continued support and guidance of our shareholders.

(5)	Main business lines (As of March 31, 2017)

Classification	Products
Machined components business	Ball bearings, rod-end bearings, hard disk drive (HDD) pivot assemblies, and fasteners for automobile and aircraft, etc.
Electronic devices and components business
Electronic devices (LED backlights for LCDs, sensing devices (measuring components), etc.), HDD spindle motors, stepping motors, DC motors, air movers (fan motors), precision motors and special devices, etc.

MITSUMI business	Semiconductor devices, optical devices, mechanical parts, high frequency components and power supply components, etc.
Other businesses	Machines produced in-house, etc.

(6)	Major offices and plants (As of March 31, 2017)

(i)	The Company’s major offices and plants

Head Office	Miyota-machi, Kitasaku-gun, Nagano Prefecture
Tokyo Head Office	Minato-ku, Tokyo
Plants
Karuizawa Plant (Miyota-machi, Kitasaku-gun, Nagano Prefecture)
Hamamatsu Plant (Fukuroi-shi, Shizuoka Prefecture)
Fujisawa Plant (Fujisawa-shi, Kanagawa Prefecture)
Yonago Plant (Yonago-shi, Tottori Prefecture)
Matsuida Plant (Annaka-shi, Gunma Prefecture)

Sales Offices	Tokyo Office (Minato-ku, Tokyo) Nagoya Office (Nagoya-shi, Aichi Prefecture) Osaka Office (Osaka-shi, Osaka Prefecture)

(ii)	Major subsidiaries’ offices and plants
Indicated in (3) Significant parent company and subsidiaries, (ii) Significant subsidiaries.

(7)	Employees (As of March 31, 2017)

(i)	Employees of the corporate group
Classification	Number of employees	Increase (decrease) from the end of the previous year
Machined components business	17,725	133
Electronic devices and components business	41,081	(3,015)
MITSUMI business	19,353	19,353
Other businesses	195	12
Whole company (common)	603	(6)
Total	78,957	16,477
Notes:
1.	The number of employees is the number that is at work.
2.	The “Whole company (common)” refers to employees in the administration department but not under any business segment.
3.	Please note that “MITSUMI business” has been recognized as a new reportable segment from this fiscal year. The main reason for the increase in the number of employees was that MITSUMI ELECTRIC CO., LTD. and its consolidated subsidiaries were consolidated.

(ii)	Employees of the Company
Number of employees	Increase (decrease) from the end of the previous year	Average age	Average of working years
3,762	298	43.8	17.5
Note:  The number of employees is the number that is at work.

(8)	Major lenders (As of March 31, 2017)
Lenders	Outstanding borrowing (millions of yen)
Sumitomo Mitsui Trust Bank, Limited	44,416
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	34,242
Sumitomo Mitsui Banking Corporation	33,625
Syndicate loans	20,716
Notes:
1.	Outstanding borrowing from The Bank of Tokyo-Mitsubishi UFJ, Ltd. includes 15,000 million yen for corporate bonds.
2.	The syndicate loan refers to the total amount of 3 syndicate loans which are organized by 2 from The Bank of Tokyo-Mitsubishi UFJ, Ltd. and 1 from Sumitomo Mitsui Banking Corporation.

2. Shares of the Company

(1)	Overview of shares (As of March 31, 2017)

(i)	Total number of shares authorized:	1,000,000,000 shares

(ii)	Number of shares issued:	427,080,606 shares
(The increase in the total number of shares issued is due to a share exchange with MITSUMI ELECTRIC CO., LTD.)

(iii)	Number of shareholders:	37,405 persons

(iv)	Number of Shares Constituting One Unit of Shares	100 shares
(Due to the amendments to the Articles of Incorporation as of May 1, 2016, the number of shares constituting one unit of shares was changed from the previous 1,000 shares to 100 shares.)

(v)	Major shareholders:
Name of shareholders	Number of shares (thousands)	Shareholding ratio (%)
The Master Trust Bank of Japan, Ltd. (Trust account)	31,045	7.29
Japan Trustee Services Bank, Ltd. (Trust account)	22,885	5.37
Takahashi Industrial and Economic Research Foundation	15,447	3.63
Sumitomo Mitsui Trust Bank, Limited	15,413	3.62
Japan Trustee Services Bank, Ltd. (Trust account 4)	13,860	3.25
Sumitomo Mitsui Banking Corporation	10,223	2.40
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	10,181	2.39
KEIAISHA Co., Ltd.	10,100	2.37
THE CHASE MANHATTAN BANK 385036	6,944	1.63
Japan Trustee Services Bank, Ltd. (Trust account 5)	6,683	1.57
Note:  Shareholding ratio is calculated exclusive of treasury stock (1,005,595 shares).

(2)	Matters relating to subscription rights to shares, etc.

(i)	Subscription rights to shares held by the Company’s officers which were granted as consideration for their performance of duties at the end of the fiscal year under review
Name (Date of issuance)	Resolution date of issuance	Number of subscription rights to shares	Class and number of shares underlying the exercise of subscription rights to shares	Issue price per one subscription right to share	Exercise value per one subscription right to share	Exercise period for subscription rights to shares	Number of subscription rights to shares held by directors (Number of holders)
Series I subscription rights to shares of Minebea Co., Ltd. issued in 2012 (July 17, 2012)	June 28, 2012	470	47,000 shares of common stock	25,200 yen	100 yen	From July 18, 2012 to July 16, 2042	150 (2)
Series II subscription rights to shares of Minebea Co., Ltd. issued in 2013 (July 16, 2013)	June 27, 2013	420	42,000 shares of common stock	36,700 yen	100 yen	From July 17, 2013 to July 15, 2043	250 (4)
Series III subscription rights to shares of Minebea Co., Ltd. issued in 2014 (July 18, 2014)	June 27, 2014	252	25,200 shares of common stock	117,400 yen	100 yen	From July 19, 2014 to July 17, 2044	150 (4)
Notes:
1.	The number of shares to be issued upon exercise of subscription rights to shares is 100 shares as per one subscription right to share.
2.	The issue prices represent the sum total of the fair value of subscription rights to shares as of the allotment date and the payment amount at the time of exercise of subscription rights to shares (1 yen per share).
Any person who receives an allotment of subscription rights to shares (hereinafter, a “holder of subscription rights to shares”) may offset debts for payment for the subscription rights to shares with compensations receivable due to them in lieu of direct payment.
3.	Shares delivered to holders of subscription rights to shares when they exercise subscription rights to shares are exclusively shares of treasury stock, hence no new shares will be issued in the context of this transaction.
If any shares of treasury stock are delivered, no capitalization will be made.
4.	(i)	During the exercise period, any director who is a holder of subscription rights to shares may exercise all of his or her subscription rights to shares at one time within a 10-day period following the date of termination of his or her directorship (when the 10th day following the date of termination falls on holiday, the period up to the following business day).

(ii)	When any holder of subscription rights to shares passes away, his or her heirs may exercise all the subscription rights to shares, only in a single transaction, within the six-month period following the date of death.
(iii)	Other terms and conditions for the exercise of subscription rights to shares are as specified in the “Subscription rights to shares Agreement” entered into by and between the Company and the holders of subscription rights to shares.
5.	Subscription rights to shares have not been allotted to Outside Directors and Audit & Supervisory Board Members.

(ii)	Subscription rights to shares granted to employees, etc. as consideration for their performance of duties during the fiscal year under review
Not applicable.

(iii)	Other important matters concerning subscription rights to shares, etc.
There follows a summary of the subscription rights to shares attached to the “Convertible bond-type bonds with subscription rights to shares due in 2022” that was inherited by the Company as a result of the business integration with MITSUMI ELECTRIC CO., LTD. on January 27, 2017.

Total issuance	20,000 million yen
Price per bond	10 million yen (one type)
Issue date	January 27, 2017
Redemption and term of the bond	The bonds shall be redeemed at the full par value of 10 million yen per 10 million yen amount on August 3, 2022.
Details of the subscription rights to shares
Total number of subscription rights to shares attached to the bond	2,000
Class and number of shares to be issued upon exercise of subscription rights to shares
Common stock of the Company
The number of common stock of the Company is the number obtained by dividing the face value of the total issuance of the Bonds in respect to exercise requests by the conversion price provided below. However, fractions less than one share that arise due to such exercise are rounded down and amounts thereof will not be adjusted in cash.

Conversion price for subscription rights to shares	2,068 yen
Exercise period for subscription rights to shares	From January 27, 2017 to July 20, 2022

3. Corporate Officers

(1)	Directors and Audit & Supervisory Board Members (As of March 31, 2017)
Title	Name	Responsibilities in the Company and significant concurrent positions outside the Company
Representative Director, President and Chief Executive Officer	Yoshihisa Kainuma	Director, Chairman of the Board of Directors of MITSUMI ELECTRIC CO., LTD.
Director, Senior Managing Executive Officer	Hirotaka Fujita	Chief of Electronic Device & Component Manufacturing Headquarters
Director, Senior Managing Executive Officer	Daishiro Konomi	Officer in charge of Sales Division
Director, Senior Managing Executive Officer	Tamio Uchibori	Chief of Corporate Planning Headquarters
Director, Senior Managing Executive Officer	Ryozo Iwaya
Deputy Chief of Electronic Device & Component Manufacturing Headquarters, Officer in charge of Electronic Device Division at Electronic Device & Component Manufacturing Headquarters, Chief of Mitsumi Business Headquarters, Representative Director, Vice President and Chief Executive Officer of MITSUMI ELECTRIC CO., LTD.

Director, Senior Managing Executive Officer	Tetsuya Tsuruta
Chief of Machined Component Manufacturing Headquarters, Officer in charge of Spindle Motor Division at Electronic Device & Component Manufacturing Headquarters, Officer in charge of Production Support Division

Director, Senior Managing Executive Officer	Shigeru None	Deputy Officer in charge of Sales Division; General Manager of Japan & Asian Regional Sales
Director, Senior Managing Executive Officer	Hiromi Yoda	Chief of Accounting & Corporate Finance Headquarters
Director	Kohshi Murakami	Attorney at law
Director	Takashi Matsuoka	Director and Vice President Executive Officer, KEIAISHA Co., Ltd.
Standing Audit & Supervisory Board Member	Kazunari Shimizu
Standing Audit & Supervisory Board Member	Kazuyoshi Tokimaru
Audit & Supervisory Board Member	Hisayoshi Rikuna	Certified Public Tax Accountant
Audit & Supervisory Board Member	Shinichiro Shibasaki	Attorney at law
Notes:
1.	Messrs. Kohshi Murakami and Takashi Matsuoka are Outside Directors. The Company has filed a notification to financial instruments exchanges explaining that Kohshi Murakami is an independent officer, pursuant to the provisions prescribed by those exchanges.
2.	Messrs. Kazuyoshi Tokimaru, Hisayoshi Rikuna and Shinichiro Shibasaki are Outside Audit & Supervisory Board Members. The Company has filed a notification to financial instruments exchanges explaining that Shinichiro Shibasaki is an independent officer, pursuant to the provisions prescribed by those exchanges.
3.	Audit & Supervisory Board Member Mr. Kazuyoshi Tokimaru has been for many years engaged in financial affairs in a commercial bank and has considerable knowledge of finance and accounting.
4.	Audit & Supervisory Board Member Mr. Hisayoshi Rikuna is familiar with tax services as a certified public tax accountant and has considerable knowledge of finance and accounting.
5.	At the conclusion of the 70th Ordinary General Meeting of Shareholders held on June 29, 2016, the terms of office of Director, Messrs. Hiroharu Katogi and Hiroyuki Yajima expired, and therefore they retired from the position.
6.	Directors’ significant concurrent positions outside the Company changed on April 1, 2017 as follows:
Name	Before change	After change
Yoshihisa Kainuma	Director, Chairman of the Board of Directors of MITSUMI ELECTRIC CO., LTD.	Director of MITSUMI ELECTRIC CO., LTD.
Ryozo Iwaya	Representative Director, Vice President and Chief Executive Officer of MITSUMI ELECTRIC CO., LTD.	Representative Director, President and Chief Executive Officer of MITSUMI ELECTRIC CO., LTD.

(2)	Overview of limited liability agreements
The Company and each Outside Director and each Audit & Supervisory Board Member have executed agreement to limit liabilities of damages of Paragraph 1, Article 423 of Companies Act pursuant to the provisions of Paragraph 1, Article 427 of Companies Act.
The amount subject to the limitation of liabilities of damages shall be the amount set forth by the laws and regulations.

(3)	Amount paid as remuneration to Directors and Audit & Supervisory Board Members
Categories	Number of	Amount of remuneration, etc. (thousands of yen)
	persons to be paid	Basic remuneration	Bonuses	Stock options	Total
Directors (Outside Directors)	12 (2)	329,445 (16,974)	180,000 (–)	– (–)	509,445 (16,974)
Audit & Supervisory Board Members (Outside Audit & Supervisory Board Members)	4 (3)	50,213 (34,462)	– (–)	– (–)	50,213 (34,462)
Total	16	379,658	180,000	–	559,658
Notes:
1.	The above table includes amounts paid to Messrs. Hiroharu Katogi and Hiroyuki Yajima, who retired from the position as Director at the conclusion of the 70th Ordinary General Meeting of Shareholders held on June 29, 2016.
2.	The remuneration for Directors excludes the salary to be paid for service as officer or employee for Directors who concurrently hold a post of officer or employee of the Company.
3.	The Company resolved that the maximum annual remuneration for Directors shall be not more than 1 billion yen (this amount includes maximum annual remuneration of 50 million yen for Outside Directors) at the 69th Ordinary General Meeting of Shareholders held on June 26, 2015. Furthermore, the Company resolved at the 66th Ordinary General Meeting of Shareholders held on June 28, 2012 that the Company may grant stock-based compensation stock options of up to 30 million yen per annum, within the limits of the above remuneration amount, to Directors of the Company (excluding Outside Directors).
4.	The Company resolved that the maximum annual remuneration for Audit & Supervisory Board Members shall be not more than 100 million yen at the 61st Ordinary General Meeting of Shareholders held on June 28, 2007.
5.	“Amount of remuneration, etc.” includes 180,000 thousand yen which was recorded as accrued bonuses for directors in the fiscal year under review.
6.	The amount of remuneration, etc. is shown with fractions of 1 thousand yen rounded off.

(4)	Matters relating to outside officers

(i)	Significant concurrent positions outside the Company and relation between the Company and such other corporations
Director Mr. Takashi Matsuoka holds an additional post of Vice President Executive Officer of KEIAISHA Co., Ltd.  The Company purchases machinery and equipment, components and grease and other materials, etc. from KEIAISHA Co., Ltd.

(ii)	Main activities during the fiscal year under review
Name	Attendance and contributions
Director Kohshi Murakami
He attended all 12 meetings of the Board of Directors that were held during the current fiscal year under review, and provided necessary counsel on a timely basis for deliberation of agenda items and other topics at such meetings.

Director Takashi Matsuoka
He attended all 12 meetings of the Board of Directors that were held during the current fiscal year under review, and provided necessary counsel on a timely basis for deliberation of agenda items and other topics at such meetings.

Audit & Supervisory Board Member Kazuyoshi Tokimaru
He attended all 12 meetings of the Board of Directors and all 14 meetings of the Audit & Supervisory Board that were held during the current fiscal year under review, and provided necessary counsel on a timely basis for deliberation of agenda items and other topics at such meetings.

Audit & Supervisory Board Member Hisayoshi Rikuna
He attended all 12 meetings of the Board of Directors and all 14 meetings of the Audit & Supervisory Board that were held during the current fiscal year under review, and provided necessary counsel on a timely basis for deliberation of agenda items and other topics at such meetings.

Audit & Supervisory Board Member Shinichiro Shibasaki
He attended all 12 meetings of the Board of Directors and all 14 meetings of the Audit & Supervisory Board that were held during the current fiscal year under review, and provided necessary counsel on a timely basis for deliberation of agenda items and other topics at such meetings.

4.	Matters relating to Independent Auditors

(1)	Name:	KPMG AZSA LLC

(2)	Amount of remuneration, etc.
Amount paid
Amount of remuneration, etc. of Independent Auditors for the fiscal year under review	100 million yen
Total amount of money and other property benefit to be paid from the Company and its subsidiaries to Independent Auditors	207 million yen
Notes:
1.	In the audit agreement by and between the Company and the Independent Auditors, the Company does not keep accounts by each category of the amount of audit fee, etc. for auditing services under the Companies Act and under the Financial Instruments and Exchange Law. As the amount of auditing services may be difficult to classify, the Company states the total amount thereof in the amount of remuneration, etc. of Independent Auditors for the fiscal year under review.
2.	The Audit & Supervisory Board decided to agree on the amount of remuneration, etc. of Independent Auditors after making necessary examination of whether the content of Independent Auditors’ audit plan, performance of duties and a basis for calculation of estimated remuneration, etc. are appropriate.

(3)	Non-auditing services
Not applicable.

(4)	Policy regarding determination of removal or refusal of reappointment of Independent Auditors
The Audit & Supervisory Board will recommend the agenda for the proposed meeting regarding removal or refusal of reappointment of Independent Auditors if the Audit & Supervisory Board believes that it is necessary due to causes including the Independent Auditors’ difficulty in performing their duties.
When an Independent Auditor is deemed to fall under the items set forth in each item of Article 340, Paragraph 1 of the Companies Act, the Audit & Supervisory Board removes the Independent Auditor based on the consent of all Audit & Supervisory Board Members.  In this case, the Audit & Supervisory Board Member appointed by the Audit & Supervisory Board will report its resolution relating to the removal of Independent Auditors and its reasons to the first General Meeting of Shareholders after the removal thereof.

(5)	Audit of consolidated subsidiaries
Some consolidated subsidiaries of the Company are subject to the audit of a certified public accountant or an auditing firm (including a person who has similar qualifications in foreign countries) other than the Company’s Independent Auditor, and the material ones are NMB-Minebea Thai Ltd., NMB (USA) Inc., NMB Technologies Corporation, New Hampshire Ball Bearings, Inc., NMB-Minebea-GmbH, MINEBEA ELECTRONICS & HI-TECH COMPONENTS (SHANGHAI) LTD., MINEBEA (HONG KONG) LIMITED, NMB SINGAPORE LIMITED, MINEBEA (CAMBODIA) Co., Ltd. and MITSUMI ELECTRIC CO., LTD.

5. System to Ensure the Proper Business

Based on the Companies Act, the Company enacted its Basic Policy for the Formulation of an Internal Control System by a resolution of the Meeting of the Board of Directors in an effort to ensure the sound management of the Company.  A summary of this resolution is provided below.

(1)	Structure to assure that Directors’, Executive Officers’ & Technical Officers’ and employees’ execution of duties conform to laws and regulations and Articles of Incorporation (Compliance system)
1)	The MinebeaMitsumi Group has set up a management structure regarding compliance and established the MinebeaMitsumi Group Code of Conduct (hereafter the “Code of Conduct”), the MinebeaMitsumi Group Officer and Employee Compliance Guidelines (hereafter the “Compliance Guidelines”) and Compliance Management Rules (hereafter the “Rules”) in order to have group company Directors, Executive Officers & Technical Officers and Employees follow laws and regulations, the Company’s Articles of Incorporation and the Company Credo.
2)	These Code of Conduct and Compliance Guidelines have set the specific guidelines and standards that have to be observed for labor, safety and health, environment protection, and ethical management. In order to enforce this, the Compliance Committee was established to control the Group’s compliance efforts in a cross-sectional manner, as well as educating officers and staff members. In the Rules, the basic policy, such as a basic policy of the compliance in our group, organization, and management rules are defined, and the various measures regarding maintenance of organization and compliance are implemented appropriately.
3)	The MinebeaMitsumi Group will have nothing to do with anti-social forces and organizations that threaten social order or safety. It will not acquiesce to unreasonable demands, and it will work uncompromisingly in cooperation with external authorized institutions such as police and lawyers. Moreover, it is also written in the Code of Conduct and the Compliance Guidelines.
4)	Activities of the Compliance Committee are reported to the Board of Directors regularly, or whenever necessary.
5)	Outside directors in the Board of Directors will be appointed in order to have the check-and-balance system that assures the legality of the Directors’ execution of duties.

(2)	Storage and management of information related to execution of duties by Directors and Executive Officers & Technical Officers (Information Storage and Management System)
1)	The MinebeaMitsumi Group has established the MinebeaMitsumi Group Document Management Rules for maintaining documents (including electronic records) and other relevant materials.
2)	If the documents should be kept for a certain period of time or at a certain location, the preservation period and location must follow these rules except in cases where there are specific provisions in any law. The documents are stored by a method as it can be viewed within 2 days, if there is an inspection request from a Director or Audit & Supervisory Board Member.

(3)	Rules for risk of loss management and other structures (Risk Management Structure)
1)	The MinebeaMitsumi Group established “MinebeaMitsumi Group Basic Regulations for Risk Management” that systematically sets up risk management. The Chief Officer of the risk management of MinebeaMitsumi Group shall be the Representative Director, President and Chief Executive Officer, and the Risk Management Committee is under his direct control.
2)	Based on these Regulations, the individual risks will be monitored continuously by each responsive organization, and we also assume and classify specific risks in advance, and develop a quick, adequate communication and emergency structure in case of an emergency.
3)	The Risk Management Committee will regularly review above structure, verify specific items and report the status of risk management including such verification results to the Board of Directors regularly, or whenever necessary.

(4)	Structure to assures that the execution of duties by the Directors and Executive Officers & Technical Officers are efficiently performed (system for an Efficient Execution of Duties)
1)	The MinebeaMitsumi Group makes rapid and highly strategic management judgments by limiting the number of Directors to 12 or less. At the same time, the Company makes significant transfer of the authority for business execution from Directors to Executive Officers by introducing an Executive Officer System to facilitate a clear distinction between management and supervisory functions and business executing functions and speed up the business execution.
2)	The MinebeaMitsumi Group sets group-wide goals that are shared by Directors, Executive Officers & Technical Officers and employees and spreads those goals across the group. In addition, to achieve the goals, chiefs of headquarters and officers in charge of divisions and chiefs of business units determine specific objectives to be implemented by each headquarters, division or business unit and efficient methods of achieving the objectives. Their performance results are converted into verifiable data via an IT system and are regularly reviewed by the Board of Directors after being analyzed by each relevant headquarters, division and business unit. Leveraging the inherent strength of this process, enables us to sweep away obstacles to efficiency, bring everyone closer to achieving their goals, and lay a solid foundation upon which we can build a more efficient organization.

(5)	Structures to ensure that the operations of the Company’s and its subsidiaries are adequate (Management of Group Companies)
1)	MinebeaMitsumi’s headquarters, divisions and business units take all necessary steps to provide effective guidance on group company business operations.
2)	Our common commitment to legal and ethical standards is reflected in the “MinebeaMitsumi Group Code of Conduct” and the “Compliance Guidelines”.
3)	“Rules for Management of Group Companies” that are common to our group are established in order to, establish the management standards and management procedures for its group companies located domestically in Japan and overseas as well, and to facilitate business development of the corporate group consisting of the Company and the group companies, strengthen its corporate governance structure and enhance its corporate value.
4)	In order to increase the effects of the internal control system audits for Group Companies currently done by the Audit & Supervisory Board Members, we maintain a cooperative posture toward the Audit & Supervisory Board Members.
5)	We set numerical goals for each group company, review them regularly, and provide relevant organizations with feedback after performing a thorough performance review.
6)	The Internal Auditing Office regularly audits the Group Companies.

(6)	Structures to ensure that the Audits by the Audit & Supervisory Board Members are effective (Audit System matters)
1)	Issues concerning when an Audit & Supervisory Board Member requests for an employee to assist him/her and issues concerning such employee’s independence from Directors
(i)	When such employee is required, he/she is properly set, and we assist the audit.
(ii)	When an employee in charge of work to assist duties of an Audit & Supervisory Board Member receives directions on the work from the Audit & Supervisory Board Member, a system that allows such employee to concentrate on following commands and orders is established.
(iii)	The audit support by such employee is done under the Audit & Supervisory Board Member’s directions and orders.
(iv)	The Audit & Supervisory Board’s opinion is respected on the personnel changes and personnel evaluation regarding such employee.
2)	Structure of Directors’, Executive Officers’ & Technical Officers’ and employees’ report to the Audit & Supervisory Board Member, and other reporting structure to the Audit & Supervisory Board Member
(i)	The Directors report the following to the Audit & Supervisory Board
a.	Matters discussed at the Senior Executive Officers Council
b.	Matters that might cause the Company a significant loss
c.	Monthly business conditions that is important
d.	Important matters regarding internal audit status and risk management
e.	Significant violations of law or Articles of Incorporation
f.	Status of calls to the compliance hotline and its contents
g.	Other important matters related to compliance
h.	Matters related to request for approval decided by Directors or Executive Officers & Technical Officers
i.	Agreements executed by Directors or Executive Officers & Technical Officers
j.	Matters related to litigations
(ii)	Executive Officers & Technical Officers directly report b. or e. in the previous paragraph (i) hereof to the Audit & Supervisory Board. Also, if the employee discovers a significant fact related to b. and e. in the previous paragraph (i) hereof, he/she may directly report it to the Audit & Supervisory Board.
(iii)	Group companies’ Directors, Audit & Supervisory Board Members or employees who execute business operations or any person who receives a report from them may report a matter concerning b. or e. of (i) above directly to the Audit & Supervisory Board.
(iv)	Executives and employees of the Company and group companies shall not to be treated disadvantageously by reason of their reporting on each item listed above.

3)	Other matters in order to ensure the efficiency of the Audit & Supervisory Board Member’s audit
(i)	The Audit & Supervisory Board Member has an opportunity to interview Directors, Executive Officers & Technical Officers and important employees, as well as hold informal meetings regularly with Representative Director, President and Chief Executive Officer and the Independent Auditor respectively.
(ii)	The Internal Auditing Office carries out the internal audit items requested by the Audit & Supervisory Board Members based on discussions with the Audit & Supervisory Board and reports those results to the Audit & Supervisory Board.
(iii)	As a general rule, costs arising from execution of duties by Audit & Supervisory Board Members are expensed based on the annual budget planned by the Audit & Supervisory Board. When an Audit & Supervisory Board Member asks for advance payment of costs, etc. required for execution of his or her duties by necessity, the costs or obligations are processed promptly.

Based on the policies above, the Company is promoting in unison the establishment of the internal control system.

6. Overview of operation of the internal control system

Based on the “Basic Policy for Internal Control System,” the Company operates the international control system as follows:

(1)	Compliance system
The Company clearly positioned “The Five Principles” as its company credo and amended the “MinebeaMitsumi Group Code of Conduct” accordingly.
In addition, the Company held meetings of the Compliance Committee and implemented various measures regarding maintenance of the compliance system and compliance.  One outside director became a member of the Compliance Committee and as maintenance of the compliance consultation center, the scope of notified parties for whistle blowing was expanded to include Audit & Supervisory Board Members.
Compliance training was implemented for officers, management-level employees, mid-career employees, and new employees as well as at overseas business sites.  Furthermore, the Company conducts “Employee Compliance Awareness Survey” and continues its efforts to increase awareness about compliance.

(2)	Information storage and management system
Based on the “MinebeaMitsumi Group Document Management Rules,” the Company has appropriately stored significant minutes of meetings, various written decisions, financial statements and other documents.

(3)	Risk management structure
The status of maintenance of the risk management structure is confirmed by the Risk Management Committee.  Specifically, the Company expanded business sites for which a basic plan for business continuity plans (BCP) is developed.  In addition, training based on BCP has been implemented at business sites for which BCP was already formulated.
For events requiring risk management that have occurred around the world, the Company strives to prevent risks from arising through measures such as restriction on overseas travel and provision of reminders.

(4)	System for an efficient execution of duties
Based on the “Board of Directors’ Rules” and other regulations, necessary resolutions are made at the Board of Directors meetings.  The Company made significant transfer of the authority to Executive Officers by an Executive Officer System to ensure efficient execution of duties.  With the Company’s goals as the company credo, the Board of Directors formulates mid-term and annual business plans and gives direction strategically.  When plans are considered, constructive discussions are made at a business plan review meeting that all Directors, Audit & Supervisory Board Members, Executive Officers & Technical Officers, chiefs of business units, etc. attend, a Top Meeting held around the end of the first half where achievement of the plans is confirmed and deliberations are conducted for the future and other meetings.  Based on the results of these discussions, the Company makes decisions on business execution through deliberations at the Board of Directors after discussions at the Senior Executive Officers Council, which is an advisory body for President and Chief Executive Officer.
The progress of plans is reported at the Board of Directors on a quarterly basis and monitored.

(5)	Management of group companies
Each headquarters, division and business unit of the Company provide effective guidance on group company business operations.

Based on the “Rules for Management of Group Companies,” group companies are managed and operated.
The status of operations is confirmed through audits by Audit & Supervisory Board Members and internal audits.  A periodic audit is made for particularly important business sites.

(6)	Audit system matters
Audit & Supervisory Board Members attend the Board of Directors’ meetings and other important meetings, interview the Company’s Directors and Executive Officers & Technical Officers and review important written decisions while visiting domestic and overseas group companies for audits and interviewing directors and other persons concerned of group companies.
Audit & Supervisory Board Members periodically have a meeting with the Internal Auditing Office, hear an annual audit plan and its objectives, etc. and receive a report about all internal audit results.  In implementing audits, Audit & Supervisory Board Members have prior discussions on auditing points and other matters, and join and observe internal audits where necessary.
Audit & Supervisory Board Members periodically interview President and Chief Executive Officer, and also hold a regular meeting with the Independent Auditor to confirm the audit system and an audit plan, receive an explanation on implementation of an audit, etc. and exchange opinions.  Furthermore, a liaison council with Outside Directors has been set up to periodically exchange views.
An employee to assist Audit & Supervisory Board Members on a full-time basis has been assigned to the Audit & Supervisory Board Members Office.  Directions and orders to and personnel evaluations of such employee are given by Audit & Supervisory Board Members.
An annual budget is appropriated by the Audit & Supervisory Board, and relevant costs are expensed based on the annual budget.

7. Basic Policy relating to Control of the Company

(1)	Contents of Basic Policy
The Company believes that the persons who control decisions on the Company’s financial and business policies need to be persons who fully understand the details of the Company’s financial and business affairs and the source of the Group’s corporate value and who will make it possible to continually and persistently ensure and enhance the Group’s corporate value and, in turn, the common interests of its shareholders.
The Company believes that ultimately its shareholders as a whole must make the decision on any proposed acquisition that would involve a transfer of corporate control of the Company.  Also, the Company would not reject a large-scale acquisition of the shares in the Company if it would contribute to the corporate value of the Group and, in turn, the common interests of its shareholders.
Nonetheless, there are some forms of corporate acquisition that benefit neither the corporate value of the target company nor the common interests of its shareholders including without limitation, those with a purpose that would obviously harm the corporate value of the target company and the common interests of its shareholders, those with the potential to substantially coerce shareholders into selling their shares, those that do not provide sufficient time or information for the target company’s board of directors and shareholders to consider the details of the large-scale acquisition or for the target company’s board of directors to make an alternative proposal and those that require the target company to discuss or negotiate with the acquirer in order to procure more favorable terms for shareholders than those presented by the acquirer.
In order for the Group to ensure and enhance the corporate value and, in turn, the common interests of its shareholders, it is necessary for the Group to efficiently and continuously develop new products, cultivate new markets and revolutionize production technology in the mid- to long-term globally based on the Group’s original vertically integrated manufacturing system, and to drive to be a company that leads the competition through manufacturing and technological excellence based on advanced ultra-precision machining technology and mass production techniques for mechatronic products that are the source of the Group’s corporate value.
Unless the acquirer in a proposed large-scale acquisition of the shares in the Company understands the source of the corporate value and the characteristics that are indispensable to enhance the corporate value of the Group, as well as the details of the financial and business affairs of the Company, and will ensure and realize these elements over the medium-to-long-term, the corporate value of the Group and the common interests of its shareholders would be harmed.
Therefore, the Company believes that persons who would make a large-scale acquisition of the shares in the Company in a manner that does not contribute to the corporate value of the Group or the common interests of its shareholders would be inappropriate to become persons who control decisions on the Company’s financial and business policies.  The Company believes that it is necessary to ensure the corporate value of the Group and, in turn, the common interests of its shareholders by taking the necessary and reasonable countermeasures for the purpose of deterring acquisitions that are detrimental to the corporate value of the Group and, in turn, the common interests of its shareholders.

(2)	Special measures for realization of Basic Policy
The Group’s business objective is to fulfill its social responsibilities to the various stakeholders, such as shareholders, business partners, local communities, the international society and employees, and maximize its corporate value.
Under this basic management policy, we have actively addressed the development of high value-added products and the sophistication of product quality.  In addition we have focused company resources on areas where we can display ultra-precision machining technologies and mass production technologies that are both the source of our competitiveness.  At the same time, we have strengthened our operations based on financial improvements, and have striven to practice a transparent management form that is easier to understand within and across the company.
In addition, we carry out our corporate social responsibility and pursue the further sophistication of our businesses by driving forward reduction of burdens on the environment arising from products and environmental protection activities; operating fair and appropriate businesses in line with compliance and corporate ethics; and implementing various initiatives in maintenance of good relationships with stakeholders, etc.
The Group will make best efforts to fulfill annual business plans, endeavor to develop organizations that make decisions regarding corporate management and carry out business, and promote the establishment, development and improvement of the internal control system in order to strengthen its corporate governance.

(3)	Measures to prevent control over decisions on the Company’s financial and business policies by persons deemed as inappropriate under the Basic Policy
The Company updated the “countermeasures to large-scale acquisition of Minebea shares (takeover defense measures),” of which the update is resolved at the 65th Ordinary General Meeting of Shareholders held on June 29, 2011, based on resolutions of the Board of Directors meeting held on May 30, 2014 and the Company’s 68th Ordinary General Meeting of Shareholders held on June 27, 2014, with the content partially revised (takeover defense measures after the revision are hereinafter referred to as “the Plan”).
Outline of the “Measures to prevent control over decisions on the Company’s financial and business policies by persons deemed as inappropriate under the Basic Policy” are described below.
For details of The Plan, please refer to our website below.
http://www.minebeamitsumi.com/corp/investors/management/governance/takeover_defense_measures/

1)	Purpose of the Plan
As set out in the Basic Policy, the Company’s Board of Directors believes that persons who would propose a large-scale acquisition in a manner that does not contribute to the corporate value of the Group or the common interests of its shareholders would be inappropriate as persons who control decisions on the Company’s financial and business policies.  The purpose of the Plan is to prevent decisions on the Company’s financial and business policies from being controlled by persons deemed inappropriate, to deter large-scale acquisitions that are detrimental to the corporate value of the Group and, in turn, the common interests of its shareholders, and on the occasion that the Company receives a large-scale acquisition proposal regarding the shares in the Company from an acquirer, to enable the Company’s Board of Directors to present an alternative proposal to the shareholders or ensure necessary time and information for the shareholders to decide whether or not to accept the large-scale acquisition proposal, and to enable the Board of Directors to negotiate for the benefit of the shareholders.

2)	Outline of the Plan
The Plan will be applied in cases where any purchase or other acquisition of share certificates, etc. of the Company that falls under (i) or (ii) below or any similar action (including a proposal for such action) (except for such action as the Company’s Board of Directors separately determines not to be subject to the Plan; the “Acquisition”) takes place.

(i)	A purchase or other acquisition that would result in the holding ratio of share certificates, etc. of a holder totaling at least 20% of the share certificates, etc. issued by the Company; or
(ii)	A tender offer that would result in the party conducting the tender offer’s ownership ratio of share certificates, etc. and the ownership ratio of share certificates, etc. of a person having a special relationship totaling at least 20% of the share certificates, etc. issued by the Company.

The party intending to make the Acquisition (the “Acquirer”) shall follow the procedures prescribed in the Plan, and the Acquirer must not effect the Acquisition until and unless the Company’s Board of Directors resolves not to implement the gratis allotment of subscription rights to shares in accordance with the Plan.
The Company will require any Acquirer to submit to the Company, before commencement or implementation of the Acquisition, a legally binding letter of intent that contains an undertaking that the Acquirer will comply with the procedures established under the Plan and the Acquisition Statement including predetermined information necessary for examination of details of the Acquisition.

The Independent Committee may request that the Company’s Board of Directors present an opinion on the Acquirer’s Acquisition terms and an alternative proposal (if any), and any other information that the Independent Committee considers necessary.
Then, the Independent Committee will conduct its consideration of the Acquisition terms and may directly or indirectly discuss and negotiate with the Acquirer.  If the Independent Committee determines that the Acquisition by the Acquirer is not in compliance with the procedures of the Plan, or that it threatens to cause obvious harm to the corporate value of the Group and, in turn, the common interests of its shareholders, and it is reasonable to implement the gratis allotment of subscription rights to shares, and it falls under one of the triggering events set in the Plan, the Independent Committee will recommend the implementation of the gratis allotment of subscription rights to shares with clauses prescribing that exercise of the rights by the Acquirer is, in principle, not allowed and that the Company may acquire subscription rights to shares from holders other than the Acquirer in exchange for shares of the Company, to the Company’s Board of Directors.  On the other hand, if the Independent Committee considers that an Acquisition by an Acquirer does not fall under any of the triggering events set in the Plan, it will not recommend the implementation of the gratis allotment of subscription rights to shares, to the Company’s Board of Directors.  The Company’s Board of Directors, in exercising their role as an organization under the Companies Act, will pass a resolution relating to the implementation or non-implementation of a gratis allotment of subscription rights to shares respecting to the maximum extent any recommendation of the Independent Committee.
If a gratis allotment of subscription rights to shares were to take place in accordance with the Plan and all shareholders other than the Acquirer received one share per stock acquisition right in the Company as a result of those shareholders exercising or the Company acquiring those subscription rights to shares, the ratio of voting rights in the Company held by the Acquirer may be diluted by up to 50%.
The effective period of the Plan will be the period until the conclusion of the ordinary general meeting of shareholders relating to the last fiscal year ending within three years after the conclusion of the 68th Ordinary General Meeting of Shareholders held on June 27, 2014.

(4)	Decisions and reasoning by the Company’s Board of Directors regarding above measures
The Company has implemented such measures for enhancing the corporate value as establishing efforts that enhance its corporate value including the mid-term business plan and such policies as strengthening its practices as specific measures to continually and persistently enhance the Group’s corporate value and, in turn, the common interests of the Company’s shareholders.  These measures will indisputably contribute to the realization of the Basic Policy.
The Plan is a mechanism to maintain the corporate value of the Group and in turn, the common interests of its shareholders when an Acquisition is proposed.  Therefore, the Plan is in compliance with the Basic Policy.
The Plan satisfies all of the three principles set out in the Guidelines Regarding Takeover Defense for the Purposes of Protection and Enhancement of Corporate Value and Shareholders’ Common Interests released by the Ministry of Economy, Trade and Industry and the Ministry of Justice on May 27, 2005, namely, the principles of:  Ensuring and enhancing the corporate value and shareholders’ common interests; Prior disclosure and respect for shareholder intent; and Ensuring necessity and reasonableness.  The Plan is placing high value on the intent of shareholders because it was approved at the 68th Ordinary General Meeting of Shareholders, it is with the Effective Period of approximately three years and if the Board of Directors resolves to abolish the Plan, the Plan will be abolished at that time.  In addition, the plan has a mechanism to enhance the objectivity and fairness because substantive decisions on triggering of, amendment to or other operation of the Plan will be made by the Independent Committee, which is solely composed of outside directors or other outsiders who are independent from the Company, and the Independent Committee may obtain the advice of independent third parties (financial advisors, certified public accountants, lawyers, tax accountants, consultants and other experts) at the cost of the Company.  Therefore, these measures comply with the Basic Policy and are consistent with the common interests of the Company’s shareholders, and are not implemented for the purpose of maintaining the positions of the directors and the Audit & Supervisory Board Members of the Company.

8. Policy on deciding cash dividend, etc. from surplus
Comprehensively taking into account the business environment and maintaining a continuous, stable profit distribution, the Company will set the basic policy under which it gives top priority to improving the efficiency of shareholders’ equity and distributing more profit to shareholders, thereby returning its profits to shareholders commensurate with its business performance.

Consolidated Balance Sheet
(As of March 31, 2017)

(Unit: millions of yen)
Assets
Item	Amount
Current assets	405,574
Cash and deposits	93,125
Notes and accounts receivable	171,190
Marketable securities	1,840
Finished goods	33,394
Work in process	32,961
Raw materials	36,166
Supplies	7,566
Goods in transit	10,351
Deferred tax assets	5,846
Other	13,783
Allowance for doubtful receivables	(654)
Fixed assets	237,426
Tangible fixed assets	199,584
Buildings and structures	157,284
Machinery and transportation equipment	326,758
Tools, furniture and fixtures	55,670
Land	34,296
Leased assets	261
Construction in progress	7,314
Accumulated depreciation	(382,003)
Intangible assets	13,403
Goodwill	4,714
Other	8,689
Investments and other assets	24,438
Investment securities	8,970
Long-term loans receivable	300
Deferred tax assets	9,249
Other	6,340
Allowance for doubtful receivables	(421)
Deferred asset	311
Total assets	643,312
Note:  Amounts less than 1 million yen are omitted.

(Unit: millions of yen)
Liabilities
Item	Amount
Current liabilities	200,128
Notes and accounts payable	86,570
Short-term debt	49,660
Current portion of long-term debt	17,916
Lease obligations	69
Asset retirement obligations	2
Accrued income taxes	4,621
Accrued bonuses	7,879
Accrued bonuses for directors	180
Provision for after-care of products	34
Provision for environmental remediation expenses	407
Provision for business restructuring losses	80
Other	32,706
Long-term liabilities	116,965
Bonds	15,000
Convertible bond-type bonds with subscription rights to shares	20,501
Long-term debt	60,933
Lease obligations	84
Asset retirement obligations	52
Provision for retirement benefits for executive officers	175
Provision for environmental remediation expenses	364
Net defined benefit liability	15,683
Other	4,169
Total liabilities	317,093
Net assets
Shareholders’ equity	371,043
Common stock	68,258
Capital surplus	144,218
Retained earnings	159,910
Treasury stock	(1,345)
Accumulated other comprehensive income	(49,678)
Difference on revaluation of available-for-sale securities	1,233
Deferred gains or losses on hedges	1,031
Foreign currency translation adjustments	(50,290)
Remeasurements of defined benefit plans	(1,653)
Subscription rights to shares	30
Non-controlling interests	4,823
Total net assets	326,218
Total liabilities and net assets	643,312
Note:  Amounts less than 1 million yen are omitted.

Consolidated Statement of Income
(From April 1, 2016 to March 31, 2017)
(Unit: millions of yen)
Item	Amount
Net sales		638,926
Cost of sales		513,077
Gross profit		125,849
Selling, general and administrative expenses		76,833
Operating income		49,015
Other income
Interest income	492
Dividends income	172
Rent income of fixed assets	294
Dividends from insurance	199
Other	704	1,864
Other expenses
Interest expenses	878
Foreign exchange losses	140
Share of loss of entities accounted for using equity method	50
Other	1,416	2,486
Ordinary income		48,393
Extraordinary gain
Gain on sales of fixed assets	211
Gain on sales of affiliates	275
Gain on bargain purchase	14,619
Gain on reversal of subscription rights to shares	42	15,149
Extraordinary loss
Loss on sales of fixed assets	167
Loss on disposal of fixed assets	1,926
Impairment loss	3,921
Loss on liquidation of affiliates	1,270
Loss on sales of affiliates	2
Business restructuring losses	9
Loss for after-care of products	12
Settlement loss	1,096
Provision for environmental remediation expenses	467
Loss on bonds redemption	6,196	15,069
Income before income taxes		48,473
Income taxes (including enterprise tax)	8,421
Income taxes for prior periods	1,350
Adjustment of income taxes	(2,798)	6,972
Net income		41,500
Income attributable to non-controlling interests		354
Income attributable to owners of the parent		41,146
Note:  Amounts less than 1 million yen are omitted.

Consolidated Statement of Changes in Net Assets
(From April 1, 2016 to March 31, 2017)
(Unit: millions of yen)
	Shareholders’ equity
	Common stock	Capital surplus	Retained earnings	Treasury stock	Total shareholders’ equity
Balance at beginning of current fiscal year	68,258	95,772	125,133	(9,249)	279,914
Changes
Cash dividend from retained earnings			(6,368)		(6,368)
Income attributable to owners of the parent			41,146		41,146
Purchase of treasury stocks				(14)	(14)
Disposal of treasury stocks		617		333	950
Capital increase of consolidated subsidiaries		(48)			(48)
Change in ownership interest of parent due to transactions with non-controlling interests		436			436
Changes share exchanges		47,418		7,585	55,004
Exercise of subscription rights to shares		23			23
Change (net) in non-shareholder’s equity items
Total changes	–	48,446	34,777	7,904	91,128
Balance at end of current fiscal year	68,258	144,218	159,910	(1,345)	371,043

	Accumulated other comprehensive income
	Difference on revaluation of available for-sale securities	Deferred gains or losses on hedges	Foreign currency translation adjustments	Remeasurements of defined benefit plans	Total accumulated other comprehensive income	Subscription rights to shares	Non-controlling interests	Total net assets
Balance at beginning of current fiscal year	588	283	(47,390)	(2,611)	(49,129)	130	7,058	237,973
Changes
Cash dividend from retained earnings								(6,368)
Income attributable to owners of the parent								41,146
Purchase of treasury stocks								(14)
Disposal of treasury stocks								950
Capital increase of consolidated subsidiaries								(48)
Change in ownership interest of parent due to transactions with non-controlling interests								436
Changes share exchanges								55,004
Exercise of subscription rights to shares								23
Change (net) in non-shareholder’s equity items	644	748	(2,899)	957	(548)	(99)	(2,234)	(2,883)
Total changes	644	748	(2,899)	957	(548)	(99)	(2,234)	88,245
Balance at end of current fiscal year	1,233	1,031	(50,290)	(1,653)	(49,678)	30	4,823	326,218
Note:  Amounts less than 1 million yen are omitted.

Notes to Consolidated Financial Statements

Basis of Presenting Consolidated Financial Statements

1.	Scope of consolidation
(1)	Consolidated subsidiaries
Number of consolidated companies:  89 companies
The names of principal consolidated subsidiaries:
NMB-Minebea Thai Ltd.
NMB (USA) Inc.
NMB Technologies Corporation
New Hampshire Ball Bearings, Inc.
NMB-Minebea-GmbH
MINEBEA ELECTRONICS & HI-TECH COMPONENTS (SHANGHAI) LTD.
MINEBEA (HONG KONG) LIMITED
NMB SINGAPORE LIMITED
MINEBEA (CAMBODIA) Co., Ltd.
MITSUMI ELECTRIC CO., LTD.

(2)	Non-consolidated subsidiaries
The names of non-consolidated subsidiaries:
NMB-MINEBEA DO BRASIL IMPORTACAO E COMERCIO DE COMPONENTES DE PRECISAO LTDA
Shiono Precision Co., Ltd.
SARTORIUS MECHATRONICS PHILIPPINES, INC.
PARADOX ENGINEERING SDN BHD
SYLLOGISM SYSTEMS SRL
TINYNODE SA
M.G.I. Corporation

Among the companies noted above, M.G.I. Corporation has been added to our list of non-consolidated subsidiaries from this fiscal year, because MITSUMI ELECTRIC CO., LTD. has become a wholly-owned subsidiary of MinebeaMitsumi Inc. through share exchange.
In addition, PARADOX ENGINEERING ASIA PACIFIC has no longer been in our list of non-consolidated subsidiaries from this fiscal year, because the company has been liquidated.

Reason for exclusion from the scope of consolidation:
The reason is that non-consolidated subsidiaries are all small operations, and each of their total assets, sales, net income (amount equivalent to equity), retained earnings (amount equivalent to equity), etc. has no significant impact on our consolidated financial statements.

2.	Application of the equity method
(1)	Affiliated companies under the equity method
Number of affiliated companies under the equity method:  0 companies
KJ Pretech Co., Ltd. and SEFFICE Co. Ltd. are no longer categorized as equity-method affiliates from this fiscal year as we sold all the shares of those companies.

(2)	Non-consolidated subsidiaries not accounted for by the equity method
NMB-MINEBEA DO BRASIL IMPORTACAO E COMERCIO DE COMPONENTES DE PRECISAO LTDA, Shiono Precision Co., Ltd., SARTORIUS MECHATRONICS PHILIPPINES, INC., PARADOX ENGINEERING SDN BHD, SYLLOGISM SYSTEMS SRL, TINYNODE SA and M.G.I. Corporation are excluded from the scope of application by the equity method, because their net income (amount equivalent to equity), retained earnings (amount equivalent to equity), etc. are not important for our consolidated financial statements.

3.	Changes in the scope of consolidation and application of equity method
(1)	Changes in scope of consolidation
Increase in consolidated subsidiaries through establishment of companies (1 company)
MINEBEA SLOVAKIA S.R.O.	Slovak company
Increase in consolidated subsidiaries through acquisition of shares (5 companies)
A à Z Pesage S.A.S.	French company
Langiaux Pesage Industrie S.A.R.L.	French company
A à Z Pesage Tardivel S.A.R.L.	French company
Metrologia S.A.R.L.	French company
Centre Pesage S.A.S.	French company
Increase in consolidated subsidiaries through share exchanges (20 companies)
MITSUMI ELECTRIC CO., LTD.	Japanese company
MITSUMI CO., LTD.	Hong Kong company
CEBU MITSUMI, INC.	Philippine company
ZHUHAI MITSUMI ELECTRIC CO., LTD.	Chinese company
TIANJIN MITSUMI ELECTRIC CO., LTD.	Chinese company
QINGDAO MITSUMI ELECTRONICS CO., LTD.	Chinese company
MITSUMI ELECTRONICS EUROPE GmbH	German company
MITSUMI ELECTRONICS CORPORATION	U.S. company
12 other companies
Decrease due to a company liquidation (5 companies)
DONGGUAN DONGMA ELECTRONICS CO., LTD.	Chinese company
MIK Smart Lighting Network Corporation	Japanese company
MINEBEA ELECTRONICS MOTOR (THAILAND) COMPANY
LIMITED	Thai company
SHANGHAI SHUN DING TECHNOLOGIES LTD.	Chinese company
MOATECH HONGKONG LIMITED	Hong Kong company

(2)	Change in scope for equity method
Decrease in affiliated companies under equity method due to sale of shares (2 companies)
KJ Pretech Co., Ltd.
SEFFICE Co. Ltd.

4.	Fiscal years, etc. of consolidated subsidiaries
Of the consolidated subsidiaries, the settlement date of MINEBEA ELECTRONICS & HI-TECH COMPONENTS (SHANGHAI) LTD., MINEBEA (CAMBODIA) Co., Ltd. and 20 other companies is December 31, and use preliminary financial statements prepared as of the consolidated closing date.
Furthermore, Minebea Intec GmbH and its 19 subsidiaries, and MOATECH CO., LTD. and its 2 subsidiaries have settled the accounts for the consolidated financial statements as of December 31, which was the account closing date of consolidated subsidiaries, and the necessary adjustments for consolidation were made for significant transactions occurring between the fiscal year end and the consolidated closing date.  However, to ensure appropriate disclosure of consolidated financial statements from this fiscal year, it has been changed to March 31.  With this change, the consolidated fiscal year under review is 15 months from January 1, 2016 to March 31, 2017, and adjustments have been made through the Consolidated Statements of Income.
As a result, net sales increased by 4,789 million yen, operating income increased by 131 million yen, ordinary income increased by 63 million yen and income before income taxes increased by 51 million yen for the consolidated fiscal year under review.

5.	Accounting policies
(1)	Valuation basis and method of significant assets
(i)	Securities
Available-for-sale securities:
×Securities with market value
The Company adopted the market value method based on market prices and other conditions at the end of the term.  Also, the Company accounted for all valuation differences based on the direct net asset method and the sales costs are calculated by the moving average method.
×Securities without market value
Non listed securities are stated at cost determined by the moving average method.

(ii)	Derivatives
Market value method

(iii)	Inventories
The Company and consolidated domestic subsidiaries state primarily at the moving average cost.  (The balance sheet amounts of the inventories are calculated at the lowered book values reflecting potential decline in profitability).
Consolidated overseas subsidiaries state at the lower of average cost or market.

(2)	Method of significant depreciation
(i)	Tangible fixed assets (excluding leased assets)
The Company and consolidated domestic subsidiaries mainly adopt the straight-line method.
Their major useful lives are as follows:
Buildings and structures	5 to 50 years
Machinery and transportation equipment	2 to 15 years
Tools, furniture and fixtures	2 to 20 years
They also collectively show equal charges for small depreciable assets (whose acquisition values are not less than 100,000 yen and less than 200,000 yen) over the 3 years each fiscal year.
Consolidated overseas subsidiaries mainly adopt the straight-line method.
We adopt the declining-balance method to depreciate part of machines and equipment used for the manufacture of LED backlights for LCDs.
(ii)	Intangible assets (excluding leased assets)
The Company and consolidated domestic subsidiaries mainly adopt the straight-line method.  However, depreciation of software (for internal use) is computed on the straight-line method based on our expected useful period (5 to 10 years).
Consolidated overseas subsidiaries mainly adopt the straight-line method.
(iii)	Leased assets
Leased assets related to finance lease transactions that do not transfer ownership
The Company and consolidated domestic subsidiaries adopt the straight-line method of making lease periods depreciable lives and salvage values zero.

(3)	Significant allowances
(i)	Allowance for doubtful receivables
The Company and consolidated domestic subsidiaries post in the amount required for the estimated uncollectible receivables based on actual losses of trade receivables and on collectability of specific receivables with loss possibilities.
Consolidated overseas subsidiaries post in the amount required for the estimated uncollectible receivables based on the collectability of each receivable for possible losses on the receivables.
(ii)	Accrued bonuses
The Company and consolidated domestic subsidiaries make preparations for the payment of bonuses to employees by providing accrued bonuses based on the estimated amount of payment.
Consolidated overseas subsidiaries post on accrual basis.
(iii)	Accrued bonuses for directors
The Company makes preparations for the payment of bonuses to directors by providing accrued bonuses for directors based on the anticipated amounts of payment in the fiscal year under review.

(iv)	Provision for retirement benefits for executive officers
To provide for payment of retirement allowance to executive officers, the Company and some consolidated domestic subsidiaries post retirement allowances to be required for payment at the end of the current fiscal year in accordance with regulations.
(v)	Provision for after-care of products
We post reasonably projected amounts to be incurred in the future as expenses for after-care of products.
(vi)	Provision for environmental remediation expenses
Our consolidated overseas subsidiaries post reasonably projected amounts to be incurred in the future as environment-related expenses in the U.S.
(vii)	Provision for business restructuring losses
Our consolidated overseas subsidiaries post reasonably projected amounts to be incurred in the future, based on the decision of restructuring plans, such as the closures.

(4)	Translation of foreign currency assets and liabilities in financial statements of the Company and consolidated subsidiaries
The Company and consolidated domestic subsidiaries translate monetary receivables and payables in foreign currency into yen at the spot exchange rates on the balance sheet date.  The resulting exchange differences are accounted for as an exchange gain or loss.
Our consolidated overseas subsidiaries, assets and liabilities are translated into yen at the spot exchange rates at the consolidation date, while revenues and expenses are translated into yen at the average rates for the year.  Exchange differences are included in foreign currency translation adjustments and non-controlling interests in net assets.

(5)	Accounting method of significant hedge transactions
(i)	Method of hedge accounting
The Company adopts the deferred hedge method.  The Company also adopts the special method to account for the interest rate swaps, which meet the requirements of special accounting.
(ii)	Hedging vehicles and hedged items
(Hedging vehicles)
Forward exchange contracts
Interest rate swaps
(Hedged items)
Anticipated transactions in foreign currencies
Interest rates on borrowings
(iii)	Hedge policy
Under the guidance of its Corporate Finance Department, the Company makes forward exchange contracts to hedge risks in foreign exchange fluctuations arising from export and import transactions.  The Company also makes interest rate swaps to hedge fluctuation risks in interest rates on borrowings.
(iv)	Method of assessing hedge effectiveness
Regarding forward exchange contracts, in principle, the Company allocates them to anticipated transactions in foreign currencies with same maturities and same amounts in foreign currency at closing of forward exchange contracts in accordance with the risk management policy.  This completely ensures correlations reflecting subsequent exchange rate fluctuations.  The Company assesses hedge effectiveness based upon such correlations.
Also, regarding interest rate swaps, the Company assesses hedge effectiveness based upon the fulfillment of the accounting requirements for special treatment.

(6)	Method and period of amortization of goodwill
The goodwill is equally amortized for 10 years.

(7)	Others
(i)	Amortization of deferred asset
Deferred asset is equally amortized over the term of bonds issued (10 years).
(ii)	Recognition criteria of net defined benefit liability
To make preparations for the payment of retirement benefits to employees, the Company records net defined benefit liability at the amount calculated by deducting plan assets from retirement benefit obligations, based on the anticipated amounts of payments at the end of the fiscal year under review.
(a)	Method of attributing expected retirement benefits to periods
We calculate retirement benefit obligations by attributing projected benefit obligations to periods up to the end of the current fiscal year on a benefit formula basis.
(b)	Method of recognizing actuarial gains and losses and past service costs in profit or loss
Past service costs are amortized using the straight-line method over a period of 10 years as cost.
Actuarial gains and losses are amortized using the straight-line method over a period of 5 years, from the period subsequent to the period in which they are incurred.

(c)	Method of amortizing unrecognized actuarial gains and losses and unrecognized past service costs
Unrecognized actuarial gains and losses and unrecognized past service costs are recognized as remeasurements of defined benefit plans in accumulated other comprehensive income within the net assets section, after adjusting for tax effects.
(iii)	Accounting method of consumption taxes
Consumption tax and other related taxes are excluded from revenue and purchases of the Company.

6.	Change in accounting policy which is difficult to distinguish from the change in accounting estimates
(Change in the depreciation method of tangible fixed assets other than buildings)
The Company and consolidated domestic subsidiaries have previously adopted the declining-balance method for the depreciation method of tangible fixed assets other than buildings; however, we have adopted the straight-line method since the current fiscal year.
Our Group plans to make an investment in the aircraft components business in Japan and Thailand.  In the wake of the decision on the investment project, we reviewed the depreciation method of tangible fixed assets.  As a result, we decided to change the depreciation method of tangible fixed assets to the straight-line method, since the adoption of such method will more accurately and adequately reflect the actual state of economic conditions, given the stable operating situations of our facilities and equipment throughout their period of use.
Due to the change, depreciation cost for this fiscal year decreased, while operating income, ordinary income, and income before income taxes rose 460 million, respectively.

7.	Change of Presentation
(Consolidated Statement of Income)
Due to the diminishing importance of the “investigation related expenses” which was a sub-category included in the “other expenses” in the previous fiscal year, such expenses have been included in part of the “other expenses” starting from the current fiscal year.

8.	Additional information
(Class action suit filed in Canada in relation to competition authorities’ investigations)
As already announced, some of our consolidated subsidiaries have been investigated by competition authorities for the alleged infringement of competition laws related to the trading of small-sized ball bearing products, etc.
A class action suit was filed in Canada against MinebeaMitsumi and its subsidiaries in relation to these investigations, which have already been completed.
Depending on the outcome of the above-mentioned lawsuit, we may incur losses from compensation for damages.  However, we can neither reasonably project the amount of said losses at this time nor predict whether they will affect our operating performance or financial standing.

(Transactions of delivering the Company’s own stock to employees etc. through trusts)
(1)	Outline of the transactions
The Company has introduced the “Trust-type Employee Shareholding Incentive Plan” (the “Plan”), in order to provide the Group’s employees with incentives to increase the enterprise value of the Company, and to promote the benefit and welfare of the employees of the Group and others.  The Plan is an incentive plan, in which all employees of the Group who are members of the “Minebea Employee Stock Holding Partnership” (“Stock Holding Partnership”) (a Group employee who is a member of the Stock Holding Partnership is hereinafter referred to as an “Employee”) may participate.  Based on the Plan, as of May 10, 2012, the Company entered into the Minebea Employee Stock Holding Partnership Exclusive Trust Agreement (the “Trust Agreement”) with the bank in which the Company is Truster and the Bank is Trustee.  As per the Plan and the Trust Agreement, the “Minebea Employee Stock Holding Partnership Exclusive Trust Account” (the “Trust”), which had been established for the purpose of securing the Company shares for the Stock Holding Partnership to effect purchases, has borrowed money from banks (the Company guarantees the Trust’s borrowings) for a considerable number of Company shares that were expected to be acquired by the Stock Holding Partnership by the end of May 2017, and acquired Company shares in a number equal to such borrowings from the market at the time the Plan was introduced in May 2012.  Subsequently, the Trust is to continuously transfer the Company shares to the Stock Holding Partnership in accordance with certain plans (conditions and methods) and terminate, e.g. if all of the Company shares belonging to the trust assets of the Trust are transferred.  If any capital gains, such as gains on sale of the Company shares, accumulate within the Trust by the time of its termination, and if any money remains within the Trust after repaying all the debts such as borrowings to be borne by the Trust, then such money is to be distributed as residual assets to those Employees that fulfill the requirements for eligible beneficiaries.
A trust administrator or an agent of the beneficiaries gives instructions to the trustee of the Trust with regard to preserving and exercising the rights (including the exercise of voting rights) relating to the Company shares held as the trust assets in the Trust, while eligible beneficiaries of the Trust will preserve and exercise their rights in accordance with such instructions.  A trust administrator or an agent of the beneficiaries of the Trust shall follow the guidelines relating to the exercise of the voting rights stipulated in the Trust Agreement, in case of executing instructions regarding the exercise of voting rights on behalf of beneficiaries.

Based on the determination by the Stock Holding Partnership as of January 25, 2017 to approve the extension of the end date of the trust period, the Company has resolved, at its board of directors’ meeting held on February 24, 2017, to enter into the amendment agreement with the trustee of the Trust which has been established under the Plan (i.e., The Nomura Trust and Banking Co., Ltd.) and the trust administrators who represent the employees’ interests to extend the end date of the trust period from May 9, 2017 to December 27, 2018, and to appoint an attorney-at-law as an additional trust administrator.

(2)	Since the said trust agreement was concluded before the first applicable fiscal year of the adoption of the “Practical Solution on Transactions of Delivering the Company’s Own Stock to Employees etc. through Trusts” (ASBJ PITF No. 30 dated as of December 25, 2013 and revised as of March 26, 2015), the transaction has been accounted for with the accounting method that had been adopted.

(3)	The items relating to the Company shares owned by the Trust
1.	Book value of the Company shares owned by the Trust
As of March 31, 2016:  1,212 million yen
As of March 31, 2017:  889 million yen
2.	The Company shares owned by the Trust are accounted for as treasury stock.
3.	Number of the Company shares owned by the Trust at the end of each fiscal year and the average number of shares owned by the Trust
Number of the Company shares owned by the Trust at the end of each fiscal year
As of March 31, 2016:  3,754,000 shares
As of March 31, 2017:  2,753,000 shares
Average number of shares owned by the Trust
As of March 31, 2016:  4,043,423 shares
As of March 31, 2017:  3,183,870 shares
4.	The number of the Company shares mentioned in part 3. was included in the treasury stock to be deducted in terms of calculating relevant per share indicators.

(Adoption of revised implementation guidance on recoverability of deferred tax assets)
Revised Implementation Guidance on Recoverability of Deferred Tax Assets (ASBJ Guidance No. 26, March 28, 2016) has been applied effective from this fiscal year.

Notes to Consolidated Balance Sheet

(1)	Assets pledged as collateral and collateralized obligations
(i)	Assets pledged as collateral
Buildings and structures	661 million yen
(ii)	Collateralized obligations
Long-term debt	715 million yen
(including 178 million yen Current portion of long-term debt)

(2)	Marketable securities and Investment securities
The balance of money in trust is 4,415 million yen.  This is the balance of U.S. Treasury security purchased for financial investment by captive insurance subsidiary MHC INSURANCE COMPANY, LTD. established on October 4, 2006.  The application of this trust fund is limited to payment of compensation resulting from recall insurance accidents related to the MinebeaMitsumi Group.

(3)	Lawsuit
NMB-Minebea Thai Ltd., our consolidated subsidiary company located in Thailand, received (1) a revised assessment of income tax liability in the amount of 502 million baht on August 25, 2008; (2) another revised assessment of income tax liability in the amount of 125 million baht on August 25, 2010; (3) a third revised assessment of income tax liability in the amount of 101 million baht on August 11 and 22, 2011; (4) a fourth revised assessment of income tax liability in the amount of 71 million baht on July 2, August 8 and 17, 2012; (5) a fifth revised assessment of income tax liability in the amount of 366 million baht on April 5, 2013; (6) a sixth revised assessment of income tax liability in the amount of 14 million baht on August 26, 2013 from the Revenue Department of the Kingdom of Thailand.  However, the company has not accepted these revised assessments, believing them to be unjust and without legal grounds, and regarding items (1), (2), (3) and (4), following the petition to the Revenue Department, the Company took the cases to the Tax Court of Thailand on August 25, 2009 for the case (1) and on November 16, 2015 for the cases (2), (3) and (4).  Regarding items (5) and (6), the Company has petitioned the Revenue Department for redress.
With regard to item (1), the Supreme Court of the Kingdom of Thailand made its judgment which dismissed the claims made by NMB-Minebea Thai Ltd.  As a result of this court decision, the Company recorded a total of 251 million baht (735 million yen) as income taxes for prior periods for the current fiscal year in its consolidated financial statements.
Regarding the cases (2), (3) and (4), the Company withdrew from the respective suits and made a payment of 98 million baht (288 million yen), or the amount derived from an initial revised assessment of income tax liability in the amount of 295 million baht (865 million yen) subtracted by 197 million baht (577 million yen) including delinquent taxes to be exempted, and with regard to cases (5) and (6), the Company dropped a petition for redress and recorded, as income taxes for prior periods, 122 million baht (359 million yen), or the amount derived from an initial revised assessment of income tax liability in the amount of 380 million baht (1,115 million yen) subtracted by 257 million baht (755 million yen) to be exempted for the current fiscal year in its consolidated statements of financial position.  Please be advised that the amount of tax refunds due to the revised tax return relating to the lawsuit has been deducted from income taxes for prior periods.

Notes to Consolidated Statement of Income

(1)	Gain on bargain purchase
These gains have been derived from the business integration with MITSUMI ELECTRIC CO., LTD. and the share exchange.

(2)	Loss on liquidation of affiliates
266 million yen losses on liquidation of business were recorded due to the liquidation of the business of a consolidated subsidiary in Thailand and 1,003 million yen losses on liquidation of business were posted because of the liquidation of a foreign consolidated subsidiary located in China.

(3)	Loss on bonds redemption
The loss was related to the redemption of Minebea Co., Ltd. Series I Unsecured Subordinated Convertible Bonds with Stock Acquisition Rights, all of which were originally purchased from the Development Bank of Japan Inc. in June 2016.

Notes to Consolidated Statement of Changes in Net Assets

(1)	Matters relating to class and total number of issued shares and class and total number of treasury shares
Class of shares	Shares at beginning of current FY (shares)	Increased shares in current FY (shares)	Decreased shares in current FY (shares)	Shares at end of current FY (shares)
Issued shares
Common Stock (Notes)	399,167,695	27,912,911	–	427,080,606
Total	399,167,695	27,912,911	–	427,080,606
Treasury Stock
Common Stock (Notes)	24,775,093	11,162	21,027,660	3,758,595
Total	24,775,093	11,162	21,027,660	3,758,595
Notes:

1.	The increase of 27,912,911 in the number of issued shares of common stock was the result of the issuance of new shares for the share exchange with MITSUMI ELECTRIC CO., LTD.
2.	The increase of 11,162 shares in the number of treasury shares of common stock reflects the increase from the purchase of fractional shares.
3.	The decrease of 21,027,660 shares in the number of treasury shares of common stock reflects the decrease of 20,000,000 shares from the business integration with MITSUMI ELECTRIC CO., LTD., the decrease of 1,001,000 shares from the disposal of treasury stock by the Employee Stock Holding Partnership Exclusive Trust Account, the decrease of 26,000 shares from exercise of stock options and the decrease of 660 shares from the Additional Purchase of fractional shares.
4.	The number of treasury shares of common stock includes our shares owned by the Employee Stock Holding Partnership Exclusive Trust Account (3,754,000 shares at the beginning of the current fiscal year and 2,753,000 shares at the end of the current fiscal year).

(2)	Matters relating to dividends from surplus
(i)	Amount of dividends paid
Matters on dividends by the resolution of the 70th Ordinary General Meeting of Shareholders held on June 29, 2016
Total amount of dividends:	3,743 million yen
Dividend per share:	10.00 yen
Record date:	March 31, 2016
Effective date:	June 30, 2016
Note:
Total dividend does not include 37 million yen of dividends to the Employee Stock Holding Partnership Exclusive Trust Account.  This represents that the Company recognizes the shares of consolidated companies owned by the Trust Account as treasury stock.

Matters on dividends by the resolution of the Meeting of the Board of Directors held on November 2, 2016
Total amount of dividends:	2,624 million yen
Dividend per share:	7.00 yen
Record date:	September 30, 2016
Effective date:	December 5, 2016
Note:
Total dividend does not include 22 million yen of dividends to the Employee Stock Holding Partnership Exclusive Trust Account.  This represents that the Company recognizes the shares of consolidated companies owned by the Trust Account as treasury stock.

(ii)	Dividends with a record date that falls within the current fiscal period but an effective date in the following period
The following proposal will be submitted to the 71st Ordinary General Meeting of Shareholders to be held on June 29, 2017.
Total amount of dividends:	2,963 million yen
Dividend per share:	7.00 yen
Record date:	March 31, 2017
Effective date:	June 30, 2017
Note:
Total dividend does not include 19 million yen of dividends to the Employee Stock Holding Partnership Exclusive Trust Account.  This represents that the Company recognizes the shares of consolidated companies owned by the Trust Account as treasury stock.

(3)	Matters related to subscription rights to shares at the end of the current fiscal year
(i)	Filing company (parent company)
	Series I subscription rights to shares	Series II subscription rights to shares	Series III subscription rights to shares
Class of shares underlying subscription rights to shares	Shares of common stock	Shares of common stock	Shares of common stock
Number of shares underlying subscription rights to shares	15,000 shares	25,000 shares	15,000 shares
Outstanding balances of subscription rights to shares	3 million yen	9 million yen	17 million yen

Notes relating to Financial Instruments

(1)	Matters relating to Financial Instruments
(i)	Policy on handling of financial instruments
The MinebeaMitsumi Group procures necessary funds (primarily through bank loans and issuance of corporate bonds) in light of its capital expenditure plan.  Temporary surplus funds are invested mainly in highly liquid financial assets while short-term operating funds are procured through bank loans.  The Company, by policy, utilizes derivatives to evade risks described hereafter and not for the purpose of speculative transactions.

(ii)	Contents of financial instruments and associated risks
Notes and accounts receivable, which are operating receivables, are exposed to the credit risk of customers.  Although foreign currency-based receivables that arise in conducting business in overseas are exposed to FX rate fluctuation risk, the Company, as a general rule, hedges the risk with the use of exchange forward contracts with the exception of any receivable item within the outstanding balance of accounts payable in the same foreign currency.
Marketable and investment securities are bonds categorized under available-for-sale securities and stocks of companies with which the Company holds business relationships, and are exposed to market price fluctuation risk.  Long-term loans payable are mainly loans to business partners.
As for notes and accounts payable, which are operating payables, most of the items are due for payment within 6 months.  Though some of them are foreign currency-based and are exposed to FX rate fluctuation risk, the Company hedges the risk with the use of exchange forward contracts with the exception of any payable item within the outstanding balance of accounts receivable in the same foreign currency.
Bank loans, corporate bonds and lease obligations relating to finance lease transactions are executed for the purpose of procuring funds primarily for capital expenditures, and the redemption dates arrive, at the longest, in 10 years after the account closing date.  While these obligations, in part, are exposed to interest rate fluctuation risk, the Company hedges the risk with the use of derivative transactions (interest rate swaps).
The convertible bond-type bonds with subscription rights to shares were inherited as a consequence of the business integration with MITSUMI ELECTRIC CO., LTD., and carry a redemption date of August 3, 2022.
Derivative transactions are exchange forward contracts executed for the purpose of hedging FX rate fluctuation risk associated with foreign currency-based operating receivables and payables, interest rate swaps executed for the purpose of hedging interest rate fluctuation risk associated with bank loans, and copper price swaps to hedge price fluctuation risks for sale and purchase contracts of raw materials.  With respect to hedging vehicles and hedged items, hedge policy and method of assessing hedge effectiveness; please refer to “5. Accounting policies (5) Accounting method of significant hedge transactions” under Basis of Presenting Consolidated Financial Statements previously described.

(iii)	Risk management system relating to financial instruments
(a)	Management of credit risk (risk associated with breach of contract, etc. by customer)
The Company, in accordance with its credit management regulations, manages operating receivables by means of a periodical monitoring of major customers conducted by the Administration Department of Sales Division.  The Company also controls due dates of payment and outstanding balances by customer on a monthly basis as well as reviews credit rate rankings and credit limits once a year in order to promote prompt detection and mitigation of any doubtful collectibles due to deterioration of financial conditions and other factors.  The consolidated subsidiaries exercise similar management based on the credit management regulations of the Company.

Bonds included in available-for-sale securities are US treasury bonds held according to our fund management policy and corporate bonds held by the South Korean subsidiary.  The credit risks inherent in US treasury bonds are minor and the value of the corporate bonds, etc. held in South Korea is small.
As derivative transactions are executed only with financial institutions with high ratings, the Company recognizes there is hardly any credit risk.

(b)	Management of market risk (FX and interest rate fluctuation risks)
The MinebeaMitsumi Group, with respect to foreign currency-based operating receivables and payables, hedges FX fluctuation risk identified by currency by month with the use, as a general rule, of exchange forward contracts.  The Company executes exchange forward contracts against foreign currency-based accounts receivables expected to surely arise under planned transactions associated with exports.  The Company also utilizes interest rate swaps to mitigate interest rate fluctuation risk associated with loans payable and bonds payable.
For marketable and investment securities, the Company periodically monitors the market values and financial conditions of the issuing entities (corporate customers).
The execution and management of derivative transactions are performed by the responsible department in accordance with the market risk management regulations that define transaction authority and limits and etc. and with approval from the authorized persons.  Monthly transaction records are reported to the executive officer in charge of Accounting & Corporate Finance Headquarters.
Risk management is performed in consolidated subsidiaries also in accordance with the market risk management regulations of the Company.

(c)	Liquidity risk associated with funds procurement (risk of failure to pay on due date)
The Company manages liquidity risk by having the responsible department timely develop and update the funding plan based on reports from each of the departments and by maintaining short-term liquidity.  Subsidiaries also exercise similar management.

(iv)	Supplementary explanation on matters relating to the market value of financial instruments, etc.
The market value of financial instruments include, in addition to the value based on market value, a value rationally computed in the absence of market value.  The computation of such a value incorporates fluctuation factors, and as different preconditions, etc. are adopted, the value may be subject to fluctuation.

(2)	Matters relating to the Market Value of Financial Instruments, etc.
Amount on the consolidated balance sheet as of March 31, 2017, market value and the variance are as follows.  Market value is omitted in case it is extremely difficult to obtain the value.  (Please refer to item 2. of Notes.)
		Amount on consolidated balance sheet (millions of yen)	Market value (millions of yen)	Variance (millions of yen)
(i)	Cash and deposits	93,125	93,125	–
(ii)	Notes and accounts receivable	171,190	171,190	–
(iii)	Marketable and investment securities	8,744	8,744	–
(iv)	Long-term loans receivable	300	295	(4)
Total assets		273,361	273,356	(4)
(v)	Notes and accounts payable	86,570	86,570	–
(vi)	Short-term debt	49,660	49,660	–
(vii)	Current portion of long-term debt	17,916	18,011	95
(viii)	Bonds	15,000	14,994	(5)
(ix)	Convertible bond-type bonds with subscription rights to shares	20,501	21,900	1,398
(x)	Long-term debt	60,933	60,998	65
Total liabilities		250,582	252,136	1,554
Derivative transactions (*1)		1,627	1,627	–
(*1) Receivable and payable arising from derivative transactions are presented in net value.

Notes:
1.	Matters relating to computation method for market value of financial instruments and to securities and derivative transactions

Assets
(i)	Cash and deposits, (ii) Notes and accounts receivable
As these items are settled in a short term and the market value is close to book value, they are presented in book value.
(iii)	Marketable and investment securities
Market value of stocks, etc. are based on prices on stock exchanges while the market value of bonds are either prices on stock exchanges or those quoted by counterpart financial institutions, etc.
(iv)	Long-term loans receivable
Market value of long-term loans receivable is calculated based on the present value which is obtained by discounting the total of the principal and interest by the interest rate assumed in a case where the same loan is newly made.  For long-term loans receivable with no significant value, they are presented in book value.

Liabilities
(v)	Notes and accounts payable, (vi) Short-term debt
As these items are settled in a short term and the market value is close to book value, they are presented in book value.
(vii)	Current portion of long-term debt, (x) Long-term debt
Loans with variable interest, as interest is settled on a short term and the market value is close to book value, are presented in book value.  For loans with fixed interest, the total amount of principal and interest is discounted by the expected interest rate assumed for a similar new loan to derive the present value.
(viii) Bonds, (ix) Convertible bond-type bonds with subscription rights to shares
Items with market value are presented based on market value.  For items without market value, the total amount of principal and interest is discounted by the expected interest rate assumed for a similar new issue to derive the present value.

Derivative transactions
Market value of these items is calculated based on price obtained from the counterparty financial institutions.

2.	Financial instruments for which identification of market value is extremely difficult
Item	Amount on consolidated balance sheet (millions of yen)
Unlisted stock	1,519
Investments in capital of unlisted company	6
Investments in subsidiaries	455
Investments in capital of subsidiaries	84
As these items do not have market value and the identification of market value is considered to be extremely difficult, they are not included in “(iii) Marketable and investment securities”.

3.	Expected redemption amount of monetary receivables and securities with maturity arriving after the consolidated account closing date
	Within 1 year (millions of yen)	Over 1 year to 5 years (millions of yen)	Over 5 years to 10 years (millions of yen)	Over 10 years (millions of yen)
Cash and deposits	93,125	–	–	–
Notes and accounts receivable	171,190	–	–	–
Marketable and investment securities of which securities with maturity	1,840	2,577	–	–
Long-term loans receivable	–	281	19	–
Total	266,157	2,858	19	–

4.	Expected amount of redemption and repayment of monetary payables due after the consolidated account closing date
	Within 1 year (millions of yen)	Over 1 year to 5 years (millions of yen)	Over 5 years to 10 years (millions of yen)	Over 10 years (millions of yen)
Notes and accounts payable	86,570	–	–	–
Short-term debt	49,660	–	–	–
Bonds	–	–	15,000	–
Convertible bond-type bonds with subscription rights to shares	–	–	20,000	–
Long-term debt	17,916	25,931	35,001	–
Total	154,147	25,931	70,001	–

Notes to Per Share Information

(1)	Net assets per share 759.15 yen
(2)	Net income per share 107.33 yen

Notes to Impairment loss

Use		Impairment loss
	Location	Class	Amount
	Lighting device business	Buildings and structures	3,241
	(Thailand)	Total	3,241
Business	Lighting device business	Machinery and transportation equipment	548
assets	(Suzhou, China)	Tools, furniture and fixtures	56
	Small-sized motor business	Total	604
	(Philippines, etc.)	Machinery and transportation equipment	75
		Total	75
Total			3,921

Asset grouping method
Based on its business classification, the MinebeaMitsumi Group has grouped assets in the smallest units of its operating businesses, which generate almost independent cash flows.

Reason for the recognition of impairment losses
Because the worsening profitability, cutback on unprofitable business and the lower capacity utilization rate due to the deterioration of market environment, etc., the future cash flow generation is expected to be less than the carrying value of the asset group with regard to the assets for business use (buildings and structures, machinery and transportation equipment, tools, furniture and fixtures) that are subject to the impairment loss in the current fiscal year, we recognized the impairment loss and reduced the asset value to the recoverable value or use value.

Calculation method of collectable amounts
For the assets for business use, a recoverable value is measured by a use value.  Buildings and structures of Lighting device business are expected to be used for a short period of time and the discounting factor is not taken into account for those assets as the monetary impact is negligible.  Machinery and transportation equipment, tools, furniture and fixtures of Lighting device business are calculated by discounting the amount of an expected future cash flow by 14.0%.  No future cash flow is expected to be generated from Small-sized motor business and as such, the full amount of the carrying value has been posted as the impairment loss.

Notes to the Business Combination

Business Combination through Acquisition
1.	Outline of the business combination
(1)	Name of the acquired company and its business activities
Name of the acquired company:  MITSUMI ELECTRIC CO., LTD.
Business activities:  Manufacture and sales of components for electronic and telecommunications industry

(2)	Major reasons for the business combination
The Company has carried out this business combination aiming at becoming a genuine solutions company by realizing synergies of integration as described below where the combined entity would strive to materialize the further improvement of its corporate value as the Electro Mechanics Solutions™ (Electro Mechanics Solutions is the registered trademark in Japan of MinebeaMitsumi Inc.) company.
1.	Growth and evolution of business portfolio
2.	Enhancement of cost competitiveness and capacity to generate cash flow by optimizing manufacturing structure and bases
3.	Enhancement of development capabilities and provision of solutions

(3)	Effective date of the business combination
January 27, 2017

(4)	Legal form of business combination
By way of the Share Exchange in which the Company is the fully parent company for the purpose of the Share Exchange and the MITSUMI ELECTRIC CO., LTD. (MITSUMI) is the wholly owned subsidiary for that purpose.

(5)	Name of the company subsequent to the business combination
MITSUMI ELECTRIC CO., LTD.

(6)	Percentage of voting rights acquired
Percentage of voting rights immediately before the stock acquisition	－%
Percentage of voting rights to be acquired on the effective date of the business combination	100.0%
Percentage of voting rights subsequent to the stock acquisition	100.0%

(7)	Major reasons for consummating this acquisition
Due to the acquisition of all the shares by the Company of MITSUMI in consideration of the Share Exchange

2.	Period of business performances of the acquired company to be included in the consolidated financial statements
From January 27, 2017 to March 31, 2017

3.	Matters relating to the calculation of the acquisition cost, etc.
(1)	Acquisition cost of the acquired company and breakdown by type of consideration

Consideration for the acquisition	Common shares	22,960	million yen
	(appropriation of treasury shares)
	Common shares
	(issuance of new shares)	32,044
	Succession of convertible bonds	20,517
	Loans of funds	(20,000)
Acquisition cost		55,521

(2)	Details of allotment in the Share Exchange
	The Company	MITSUMI
Share Exchange Ratio of this Share Exchange	1	0.59
Number of shares to be delivered through the Share Exchange	Number of common stock of the Company: 47,912,911 shares
Notes:
1.	Share allotment ratio
0.59 shares of common stock of the Company have been allotted and delivered for each share of MITSUMI common stock.
2.	Number of shares to be delivered through the Share Exchange
Common stock of the Company:  47,912,911 shares
Treasury stock of 20,000,000 shares held by the Company and newly issued shares of 27,912,911 shares have been delivered.

(3)	Calculation basis for the details of share allocation of the Share Exchange
For the calculation of the Share Exchange Ratio, the Company appointed Nomura Securities Co., Ltd. (Nomura Securities) as a third-party calculation institution and Mori Hamada & Matsumoto as a legal adviser, while MITSUMI appointed Daiwa Securities Co. Ltd. (Daiwa Securities) as a third-party calculation institution and Anderson Mori & Tomotsune as a legal advisor.
Nomura Securities used an average market price analysis, a comparable company analysis and the DCF Analysis (discount cash flow method) for the calculation with regard to the shares of the Company and used an average market price analysis and the DCF Analysis (discount cash flow method) regarding the calculation of MITSUMI shares.  The Share Exchange Ratio has been calculated and determined by taking into consideration all such analyses described above comprehensively.
Daiwa Securities used an average market price analysis, a comparable company analysis and the DCF Analysis (discount cash flow method) for the calculation of shares of both the Company and MITSUMI and calculated and determined the Share Exchange Ratio through the comprehensive consideration of all such analyses.
Based on the results of the calculations detailed above and by taking into account the advice of the legal advisers, all the parties concerned discussed the matter and decided on the Share Exchange Ratio.

4.	Amount of acquisition-related expenses and its details
Advisory expenses, etc. 609 million yen

5.	Amount of bargain purchase and the source of transaction
(1)	Amount of bargain purchase
14,619 million yen
(2)	The source of the transaction
Primarily because the carrying value of net assets was higher than the acquisition cost at the time of the business combination.

6.	Amount of assets and liabilities received at the effective date of business combination and its details

Current assets	142,381	million yen
Fixed assets	33,803
Total assets	176,184
Current liabilities	101,250
Long-term liabilities	4,099
Total liabilities	105,350

7.	Assuming that the business combination has been completed at the beginning date of the current consolidated fiscal year, approximate estimates of impacts of such business combination on the consolidated financial statements and the method for calculating such amounts

Total sales	137,625	million yen
Operating Income	(12,872)		*1.
Ordinary Income	(14,644)
Income before income taxes	(33,568)		*2.
Income attributable to owners of the parent	(30,299)
*1. 12,336 million yen of loss from inventory revaluation is included.
*2. 18,677 million yen of impairment losses of fixed assets is included.

(Method for calculating approximate estimates)
The differences between total sales and the relevant profit and loss information based on the assumptions that the business combination has been completed at the beginning date of the consolidated fiscal year, and the total sales and the relevant profit and loss information on the consolidated financial statements as recorded hereof are used as the approximate estimates of impacts of the business combination on the consolidated financial statements.
Please be noted that such approximate estimates have not been audited and attested by the audit certification.

Non-Consolidated Balance Sheet
(As of March 31, 2017)

(Unit: millions of yen)
Assets
Item	Amount
Current assets	163,724
Cash and deposits	14,976
Notes receivable	3,634
Accounts receivable	80,121
Purchased goods	3,683
Finished goods	1,322
Work in process	6,567
Raw materials	1,801
Supplies	124
Goods in transit	1,278
Advances to vendor	271
Prepaid expenses	772
Short-term loans receivable from affiliates	43,170
Accounts receivable - other	2,516
Temporary advance	36
Deferred tax assets	2,689
Other	758
Fixed assets	318,578
Tangible fixed assets	40,491
Buildings	16,457
Structures	989
Machinery and equipment	4,654
Vehicles	14
Tools, furniture and fixtures	2,316
Land	14,792
Leased assets	50
Construction in progress	1,215
Intangible assets	3,945
Goodwill	126
Patents	154
Design right	31
Leasehold rights	35
Software	3,566
Other	30
Investments and other assets	274,141
Investment securities	5,633
Investments securities in subsidiaries and affiliates	221,812
Investments in capital	0
Investments in capital with subsidiaries and affiliates	45,000
Long-term loans receivable from subsidiaries and affiliates	172
Long-term prepaid expenses	143
Deferred tax assets	1,048
Other	529
Allowance for doubtful receivables	(198)
Deferred asset	311
Bond issuance expenses	311
Total assets	482,615
Note:  Amounts less than 1 million yen are omitted.

(Unit: millions of yen)
Liabilities
Item	Amount
Current liabilities	139,314
Accounts payable	68,851
Short-term debt	44,500
Current portion of long-term debt	14,600
Lease obligations	30
Accounts payable - other	3,682
Accrued expenses	1,632
Accrued income taxes	547
Advances received	3
Deposits received	970
Deferred income	0
Accrued bonuses	4,234
Allowance for bonuses to directors	180
Allowance for after-care of products	34
Other	46
Long-term liabilities	97,373
Bonds	15,000
Convertible bond-type bonds with subscription rights to shares	20,501
Long-term debt	59,950
Lease obligations	23
Allowance for retirement benefits	1,310
Provision for retirement benefits for executive officers	165
Other	423
Total liabilities	236,687
Net assets
Shareholders’ equity	244,666
Common stock	68,258
Capital surplus	143,807
Capital reserve	126,800
Other	17,007
Retained earnings	33,945
Earned surplus	2,085
Other	31,860
Reserve for reduction entry	2,188
Reserve for general purpose	6,500
Retained earnings carried forward	23,171
Treasury stock	(1,345)
Revaluation / Translation differences	1,230
Difference on revaluation of available-for-sale securities	1,230
Deferred gains or losses on hedges	0
Subscription rights to shares	30
Total net assets	245,927
Total liabilities and net assets	482,615
Note:  Amounts less than 1 million yen are omitted.

Non-Consolidated Statement of Income
(From April 1, 2016 to March 31, 2017)
(Unit: millions of yen)
Item	Amount
Net sales		452,506
Cost of sales		420,652
Gross profit		31,853
Selling, general and administrative expenses		29,597
Operating income		2,256
Other income
Interest income	298
Dividends income	9,297
Rent income of fixed assets	266
Dividends income of insurance	198
Other	56	10,117
Other expenses
Interest expenses	513
Interest on bonds	52
Foreign currency exchange losses	270
Provision of allowance for doubtful accounts	198
Other	254	1,289
Ordinary income		11,084
Extraordinary income
Gain on sales of fixed assets	40
Gain on sales of subsidiaries and affiliates’ stocks	102	143
Extraordinary loss
Loss on sales of fixed assets	152
Loss on disposal of fixed assets	606
Loss on valuation of investments in capital with subsidiaries and affiliates	759
Loss on liquidation of affiliates	689
Loss for after-care of products	12
Settlement loss	1,096
Loss on bonds redemption	6,196	9,513
Income before income taxes		1,714
Income taxes (including enterprise tax)	359
Adjustment of income taxes	(1,845)	(1,485)
Net income		3,199
Note:  Amounts less than 1 million yen are omitted.

Non-Consolidated Statement of Changes in Net Assets
(From April 1, 2016 to March 31, 2017)

(Unit: millions of yen)
	Shareholders’ equity
		Capital surplus			Retained earnings
						Other
	Common stock	Capital reserve	Other	Total capital surplus	Earned surplus	Reserve for reduction entry	Reserve for general purpose	Retained earnings carried forward	Total retained earnings
Balance at beginning of current fiscal year	68,258	94,756	1,015	95,772	2,085	2,188	6,500	26,340	37,114
Changes
Cash dividend from retained earnings								(6,368)	(6,368)
Net income								3,199	3,199
Purchase of treasury stocks
Disposal of treasury stocks			617	617
Changes share exchanges		32,044	15,374	47,418
Changes (net) in non-shareholders’ equity items
Total changes	–	32,044	15,991	48,035	–	–	–	(3,169)	(3,169)
Balance at end of current fiscal year	68,258	126,800	17,007	143,807	2,085	2,188	6,500	23,171	33,945

	Shareholders’ equity		Revaluation / Translation differences
	Treasury stock	Total shareholders’ equity	Difference on revaluation of available-for-sale securities	Deferred gains or losses on hedges	Total revaluation / translation differences	Subscription rights to shares	Total net assets
Balance at beginning of current fiscal year	(9,249)	191,895	599	0	599	43	192,539
Changes
Cash dividend from retained earnings		(6,368)					(6,368)
Net income		3,199					3,199
Purchase of treasury stocks	(14)	(14)					(14)
Disposal of treasury stocks	333	950					950
Changes share exchanges	7,585	55,004					55,004
Changes (net) in non-shareholders’ equity items			631	(0)	630	(13)	617
Total changes	7,904	52,770	631	(0)	630	(13)	53,388
Balance at end of current fiscal year	(1,345)	244,666	1,230	0	1,230	30	245,927
Note:  Amounts less than 1 million yen are omitted.

Notes to Non-Consolidated Financial Statements

Significant Accounting Policies

(1)	Standards and method of valuation of assets
Marketable securities
Investments securities in subsidiaries:
Stated at cost determined by the moving average method.
Other marketable securities:
×Securities with market value
Market value method based on market prices and other conditions at the end of the term.  (The revaluation differences are accounted for based on the direct net assets method and the sales costs are calculated by the moving average method.)
×Securities without market value
Non listed marketable securities are stated at cost determined by the moving average method.
Derivatives
Market value method
Inventories
Purchased goods:	Stated at cost determined by the moving average method (the balance sheet amounts of the inventories are calculated at the lowered book values reflecting potential decline in profitability).
Finished goods:	Stated at cost determined by the moving average method (the balance sheet amounts of the inventories are calculated at the lowered book values reflecting potential decline in profitability).
Work in process:	Stated at cost determined by the moving average method for bearings, fasteners, and motors (the balance sheet amounts of the inventories are calculated at the lowered book values reflecting potential decline in profitability).
Stated at cost determined respectively for sensing devices (measuring components), special motors and special devices (the balance sheet amounts of the inventories are calculated at the lowered book values reflecting potential decline in profitability).
Raw materials:	Stated at cost determined by the moving average method (the balance sheet amounts of the inventories are calculated at the lowered book values reflecting potential decline in profitability).
Supplies:	Stated at cost determined by the moving average method (the balance sheet amounts of the inventories are calculated at the lowered book values reflecting potential decline in profitability).

(2)	Depreciation
Tangible fixed assets (excluding leased assets):
Depreciation of tangible fixed assets is made on the straight-line method.
Their major useful lives are as follows:
Buildings and structures	5 to 50 years
Machinery and equipment	2 to 15 years
Tools, furniture and fixtures	2 to 20 years
They also collectively show equal charges for small depreciable assets (whose acquisition values are not less than 100,000 yen and less than 200,000 yen) over the 3 years each fiscal year.
Intangible assets (excluding leased assets):
Depreciation of intangible fixed assets is made on the straight-line method.
The goodwill is equally amortized for 10 years.
The depreciation method of software (for internal use) is computed on the straight-line method based on our expected useful period (5- 10 years).
Leased assets:
Lease assets related to finance lease transactions that do not transfer ownership
The Company adopts the straight-line method of making lease periods depreciable lives and salvage values zero.
Long-term prepaid expenses:
Depreciation of long-term prepaid expenses is made on the straight-line method.

(3)	Translation of foreign currency assets and liabilities
Translation of foreign currency assets and liabilities are translated into yen at the exchange rate on the balance sheet date.  The resulting exchange differences are accounted for as an exchange gain or loss.

(4)	Allowances
Allowance for doubtful receivables:
We post in the amount required for the estimated uncollectible receivables based on actual losses of trade receivables and on collectability of specific receivables with loss possibilities.
Accrued bonuses:
To make preparations for the payment of bonuses to employees, accrued bonuses are shown based on the estimated amount of payment.
Accrued bonuses for directors:
To make preparations for the payment of bonuses to directors, allowance for bonuses to directors is shown based on the amount of payment estimated in the fiscal year under review.
Allowance for retirement benefits:
To provide for payment of employee retirement benefits, the Company reported an allowance for retirement benefits or prepaid pension costs, based on estimated retirement benefit debts and pension assets at the end of the current term.
(i)	Method of attributing expected retirement benefits to periods
We calculate retirement benefit obligations by attributing projected benefit obligations to periods up to the end of the current fiscal year on a benefit formula basis.
(ii)	Method of recognizing actuarial gains and losses and past service costs in profit or loss
Unrecognized prior service costs are amortized using the straight-line method over a period of 10 years as cost.
Over the 5 years from the following term after the differences accrue, the Company will charge differences in mathematical calculation to expenses in accordance with the straight-line method.
Provision for retirement benefits for executive officers:
To provide for payment of retirement allowance to executive officers, we post retirement allowances to be required for payment at the end of the current fiscal year in accordance with regulations.
Provision for after-care of products:
We post reasonably projected amounts to be incurred in the future as expenses for after-care of products.

(5)	Accounting method of hedge transactions
(i)	Method of hedge accounting
The Company adopts the deferred hedge method.  The Company also adopts the special method to account for the interest rate swaps, which meet the requirements of special accounting.
(ii)	Hedging vehicles and hedged items
(Hedging vehicles)
Forward exchange contracts
Interest rate swaps
(Hedged items)
Anticipated transactions in foreign currencies
Interest rates on borrowings
(iii)	Hedge policy
Under the guidance of its Corporate Finance Department, the Company makes forward exchange contracts to hedge risks in foreign exchange fluctuations arising from export and import transactions.  The Company also makes interest rate swaps to hedge fluctuation risks in interest rates on borrowings.
(iv)	Method of assessing hedge effectiveness
Regarding forward exchange contracts, in principle, the Company allocates them to anticipated transactions in foreign currencies with same maturities and same amounts in foreign currency at closing of forward exchange contracts in accordance with the risk management policy.  This completely ensures correlations reflecting subsequent exchange rate fluctuations.  The Company assesses hedge effectiveness based upon such correlations.
Also, regarding interest rate swaps, the Company assesses hedge effectiveness based upon the fulfillment of the accounting requirements for special treatment.

(6)	Others
(i)	Amortization of deferred asset
Deferred asset is equally amortized over the term of bonds issued (10 years).
(ii)	Accounting method for retirement benefits
The accounting method for the outstanding balances of unrecognized actuarial gains and losses and unrecognized past service costs is different from the accounting method for these balances in the consolidated financial statements.
(iii)	Accounting method of consumption taxes
Consumption tax and other related taxes are excluded from revenue and purchases of the Company.

(7)	Change in accounting policy which is difficult to distinguish from the change in accounting estimates
(Change in the depreciation method of tangible fixed assets other than buildings)
The Company has previously adopted the declining-balance method for the depreciation method of tangible fixed assets other than buildings; however, we have adopted the straight-line method since the current fiscal year.
Our Group plans to make an investment in the aircraft components business in Japan and Thailand.  In the wake of the decision on the investment project, we reviewed the depreciation method of tangible fixed assets.  As a result, we decided to change the depreciation method of tangible fixed assets to the straight-line method, since the adoption of such method will more accurately and adequately reflect the actual state of economic conditions, given the stable operating situations of our facilities and equipment throughout their period of use.
Due to the change, depreciation cost for this fiscal year decreased, while operating income, ordinary income, and income before income taxes rose 340 million, respectively.

(8)	Change of presentation
(Non-Consolidated Statement of Income)
Due to the diminishing importance of the “investigation related expenses” which was a sub-category included in the “other expenses” in the previous fiscal year, such expenses have been included in part of the “other expenses” starting from the current fiscal year.

(9)	Additional information
(Class action suit filed in Canada in relation to competition authorities’ investigations)
As already announced, some of our consolidated subsidiaries have been investigated by competition authorities for the alleged infringement of competition laws related to the trading of small-sized ball bearing products, etc.
A class action suit was filed in Canada against MinebeaMitsumi and its subsidiaries in relation to these investigations, which have already been completed.
Depending on the outcome of the above-mentioned lawsuit, we may incur losses from compensation for damages.  However, we can neither reasonably project the amount of said losses at this time nor predict whether they will affect our operating performance or financial standing.

(Transactions of delivering the Company’s stock to employees etc. through trusts)
(i)	Outline of the transactions
The Company has introduced the “Trust-type Employee Shareholding Incentive Plan” (the “Plan”), in order to provide the Group’s employees with incentives to increase the enterprise value of the Company, and to promote the benefit and welfare of the employees of the Group and others.  The Plan is an incentive plan, in which all employees of the Group who are members of the “Minebea Employee Stock Holding Partnership” (“Stock Holding Partnership”) (a Group employee who is a member of the Stock Holding Partnership is hereinafter referred to as an “Employee”) may participate.  Based on the Plan, as of May 10, 2012, Minebea entered into the Minebea Employee Stock Holding Partnership Exclusive Trust Agreement (the “Trust Agreement”) with the bank in which the Company is Truster and the Bank is Trustee.  As per the Plan and the Trust Agreement, the “Minebea Employee Stock Holding Partnership Exclusive Trust Account” (the “Trust”), which had been established for the purpose of securing the Company shares for the Stock Holding Partnership to effect purchases, has borrowed money from banks (the Company guarantees the Trust’s borrowings) for a considerable number of Company shares that were expected to be acquired by the Stock Holding Partnership by the end of May 2017, and acquired Company shares in a number equal to such borrowings from the market at the time the Plan was introduced in May 2012.  Subsequently, the Trust is to continuously transfer the Company shares to the Stock Holding Partnership in accordance with certain plans (conditions and methods) and terminate, e.g. if all of the Company shares belonging to the trust assets of the Trust are transferred.  If any capital gains, such as gains on sale of the Company shares, accumulate within the Trust by the time of its termination, and if any money remains within the Trust after repaying all the debts such as borrowings to be borne by the Trust, then such money is to be distributed as residual assets to those Employees that fulfill the requirements for eligible beneficiaries.
A trust administrator or an agent of the beneficiaries gives instructions to the trustee of the Trust with regard to preserving and exercising the rights (including the exercise of voting rights) relating to the Company shares held as the trust assets in the Trust, while eligible beneficiaries of the Trust will preserve and exercise their rights in accordance with such instructions.  A trust administrator or an agent of the beneficiaries of the Trust shall follow the guidelines relating to the exercise of the voting rights stipulated in the Trust Agreement, in case of executing instructions regarding the exercise of voting rights on behalf of beneficiaries.
Based on the determination by the Stock Holding Partnership as of January 25, 2017 to approve the extension of the end date of the trust period, the Company has resolved, at its board of directors’ meeting held on February 24, 2017, to enter into the amendment agreement with the trustee of the Trust which has been established under the Plan (i.e., The Nomura Trust and Banking Co., Ltd.) and the trust administrators who represent the employees’ interests to extend the end date of the trust period from May 9, 2017 to December 27, 2018, and to appoint an attorney-at-law as an additional trust administrator.

(ii)	Since the said trust agreement was concluded before the first applicable fiscal year of the adoption of the “Practical Solution on Transactions of Delivering the Company’s Own Stock to Employees etc. through Trusts” (ASBJ PITF No. 30 dated as of December 25, 2013 and revised as of March 26, 2015), the transaction has been accounted for with the accounting method that had been adopted.

(iii)	The items relating to the Company shares owned by the Trust
1.	Book value of the Company shares owned by the Trust
As of March 31, 2016:          1,212 million yen
As of March 31, 2017:          889 million yen
2.	The Company shares owned by the Trust are accounted for as treasury stock.
3.	Number of the Company shares owned by the Trust at the end of each fiscal year and the average number of shares owned by the Trust
Number of the Company shares owned by the Trust at the end of each fiscal year
As of March 31, 2016:  3,754,000 shares
As of March 31, 2017:  2,753,000 shares
Average number of shares owned by the Trust
As of March 31, 2016:  4,043,423 shares
As of March 31, 2017:  3,183,870 shares
4.	The number of the Company shares mentioned in part 3. was included in the treasury stock to be deducted in terms of calculating relevant per share indicators.

(Adoption of revised implementation guidance on recoverability of deferred tax assets)
Revised Implementation Guidance on Recoverability of Deferred Tax Assets (ASBJ Guidance No. 26, March 28, 2016) has been applied effective from this fiscal year.

Notes to Non-Consolidated Balance Sheet

(1)	Accumulated depreciation of property, plant and equipment:	58,149 million yen

(2)	Contingent liabilities
Guarantee liabilities
The Company has provided the following companies with guarantees for their bank borrowings, etc.
Guarantee	Amount (millions of yen)
Minebea Intec GmbH	4,065
MINEBEA (CAMBODIA) Co., Ltd.	3,365
MINEBEA (HONG KONG) LIMITED	729
NMB-Minebea Thai Ltd.	719
Precision Motors Deutsche Minebea GmbH	658
Other 3 companies	300
Total	9,840

(3)	Monetary receivables from and monetary payables to subsidiaries and affiliates:
Short-term receivables	62,551 million yen
(excluding short-term loan receivables from subsidiaries and affiliates)
Short-term payables	57,331

Notes to Non-Consolidated Statement of Income

(1)	Transaction with subsidiaries and affiliates:
Sales:	381,804 million yen
Purchase:	346,779
Amount of other operational transactions:	5,297
Amount of non-operating transactions:	9,657

(2)	Loss on valuation of investments in capital with subsidiaries and affiliates
This is a loss on valuation of investments of our consolidated subsidiary in China, namely MINEBEA ELECTRONIC DEVICES (SUZHOU) LTD.

(3)	Loss on liquidation of affiliates
This loss was incurred by liquidation of our foreign consolidated subsidiary in Thailand, namely MINEBEA ELECTRONICS MOTOR (THAILAND) COMPANY LIMITED, etc.

(4)	Loss on bonds redemption
The loss was related to the redemption of Minebea Co., Ltd. Series I Unsecured Subordinated Convertible Bonds with Stock Acquisition Rights, all of which were originally purchased from the Development Bank of Japan Inc. in June 2016.

Notes to Non-Consolidated Statement of Changes in Net Assets
Class and number of treasury shares
Class of shares	Shares at beginning of current FY (shares)	Increased shares in current FY (shares)	Decreased shares in current FY (shares)	Shares at end of current FY (shares)
Common stock (Notes)	24,775,093	11,162	21,027,660	3,758,595
Notes:
1.	The increase of 11,162 shares in the number of treasury shares of common stock reflects the increase from the purchase of fractional shares.
2.	The decrease of 21,027,660 shares in the number of treasury shares of common stock reflects the decrease of 20,000,000 shares from the business integration with MITSUMI ELECTRIC CO., LTD., the decrease of 1,001,000 shares from the disposal of treasury stock by the Employee Stock Holding Partnership Exclusive Trust Account, the decrease of 26,000 shares from exercise of stock options and the decrease of 660 shares from the Additional Purchase of fractional shares.
3.	The number of treasury shares of common stock includes our shares owned by the Employee Stock Holding Partnership Exclusive Trust Account (3,754,000 shares at the beginning of the current fiscal year and 2,753,000 shares at the end of the current fiscal year).

Notes to Tax-Effect Accounting

(1)	Major reasons for the accrual of deferred tax assets and deferred tax liabilities:
(Deferred tax assets)

Excess of allowed limit chargeable to depreciation	426 million yen
Impairment loss	75
Loss on valuation of investment securities	517
Loss on valuation of investments in securities with subsidiaries and affiliates	5,067
Excess of allowed limit chargeable to accrued bonuses	1,306
Accrued social security premiums	198
Accrued enterprise taxes	15
Allowance for retirement benefits	398
Retirement bonuses for directors	29
Intangible assets related to taxes	587
Settlement loss	338
Loss carry-forward	1,418
Others	373
Sub-total	10,752
Valuation allowance	(5,782)
Total deferred tax assets	4,969
(Deferred tax liabilities)
Reserve for reduction entry	990
Difference on revaluation of available-for-sale securities	239
Deferred gains or losses on hedges	0
Total deferred tax liabilities	1,230
Net deferred tax assets	3,738

(2)	Major reasons for significant difference between the legal effective tax rate and the ratio of income tax burden after the application of tax effect accounting

Domestic legal effective tax rate	30.9%
(Adjustments)
Items to be regarded as taxable expenses, such as entertainment expenses	8.6
Items to be excluded from gross revenue, such as dividends income	(156.8)
Inhabitant tax levied per capita	2.5
Valuation allowance	11.1
Income taxes for prior year	18.8
Others	(1.8)
Ratio of income tax burden after the application of tax effect accounting	(86.7)

Notes to Fixed Assets Used through Lease Contracts

(1)	Finance lease transactions (lessee)
Finance lease transactions that do not transfer ownership
(i)	Contents of leased assets
Tangible fixed assets:  Mainly computer terminals (Tools, furniture and fixtures).
(ii)	Depreciation method of leased assets
Indicated in (2) Depreciation, Significant Accounting Policies.

(2)	Operating lease transactions
Outstanding future lease payments for noncancellable operating leases

Due within 1 year	404 million yen
Due after 1 year	1,345
Total	1,749

Notes to Transactions with Relevant Parties

(1)	Subsidiaries etc.
Name of company, etc.	Voting rights or ownership (%)	Contents of relation		Contents of transaction	Transaction amount (millions of yen)	Account title	Year end balance (millions of yen)
		Concurrently serving etc.	Business relations
NMB-Minebea Thai Ltd.	100.0	Concurrently serving 3	NMB-Minebea Thai Ltd. manufactures machined components, electronic devices and others, and the Company purchases them for resale. Loans from the Company.	Purchase of machined components, electronic devices and others	254,227	Accounts payable	38,735
				Sales of the Company’s products and products purchased	15,371	Accounts receivable	5,248
				Fund loan	7,300	Short-term loans receivable	–
				Recovery of funds	19,600	–	–
				Interest income	37	–	–
MINEBEA ELECTRONICS & HI-TECH COMPONENTS (SHANGHAI) LTD.	100.0	Concurrently serving 1	MINEBEA ELECTRONICS & HI-TECH COMPONENTS (SHANGHAI) LTD. manufactures machined components, electronic devices and others, and the Company purchases them for resale.	Purchase of machined components, electronic devices and others	33,999	Accounts payable	5,923
MINEBEA (HONG KONG) LIMITED	100.0	Concurrently serving 2	MINEBEA (HONG KONG) LIMITED sells the Company’s products and products purchased mainly in China.	Sales of the Company’s products and products purchased	232,525	Accounts receivable	34,638
MINEBEA (CAMBODIA) Co., Ltd.	100.0	Concurrently serving 2	Loans from the Company.	Fund loan	46,219	Short-term loans receivable	2,412
				Recovery of funds	51,469	–	–
				Interest income	184	–	–
NMB KOREA CO., LTD.	100.0	Concurrently serving 3	NMB KOREA CO., LTD. sells the Company’s products and products purchased mainly in Korea.	Sales of the Company’s products and products purchased	66,166	Accounts payable	7,700
MITSUMI ELECTRIC CO., LTD.	100.0	Concurrently serving 2	Loans from the Company.	Fund loan	40,500	Short-term loans receivable	40,500
				Recovery of funds	–	–	–
				Interest income	40	–	–
Notes:  Terms and decision policy of the transaction
1.	Transaction amounts, etc. are negotiated and decided in consideration of market prices, etc.
2.	Lending rate on loans is reasonably determined taking into account the market interest rate.

(2)	Directors and main individual shareholder
Attribution	Name of company, etc.	Voting rights (own or owned)	Contents of relation		Contents of transaction	Transaction amount (millions of yen)	Account title	Year end balance (millions of yen)
			Concurrently serving etc.	Business relations
Companies which the Company’s directors and nearly related person have over 50% of voting rights	KEIAISHA Co., Ltd.	(Owned) Direct 2.37%	Concurrently serving 1	The Company purchases machinery and equipment, components, grease and other materials etc.	Purchase of machinery and equipment, components, grease and other materials etc.	2,467	Accounts payable *2	439
					Tools, furniture and fixtures lease transactions & rent etc.	636	Leased assets	35
							Lease obligations *2	37
							Accounts payable - other, current liabilities and others *2	34
					Land rent, etc.	31	Accounts receivable - others *2	5
					Non-operating income	12
Notes:  Terms and decision policy of the transaction
1.	Transaction amounts, etc. are negotiated and decided in consideration of market prices.
*2.	The transaction amounts do not include the consumption taxes and the year end balance amounts include them.

Notes to Per Share Information

(1)	Net assets per share 580.88 yen
(2)	Net income per share 8.35 yen

Notes to the Retirement Allowance Accounting

(1)	Retirement allowance plan adopted by the Company
The Company has fully adopted funded and unfunded defined benefit pension plans and defined contribution pension plans to provide against retirement payments to employees.
Under the defined benefit corporate pension plan (funded plan), lump-sum money or pension benefit is paid based on salaries and service periods.

(2)	Defined benefit plan
(i)	Reconciliation between the opening balance and the closing balance of retirement benefit obligations

(millions of yen)
Opening balance of retirement benefit obligations	22,885
Service costs	1,169
Interest costs	73
Actuarial gains or losses incurred during the year	(852)
Payment of retirement benefits	(642)
Closing balance of retirement benefit obligations	22,633

(ii)	Reconciliation between the opening balance and the closing balance of pension assets

(millions of yen)
Opening balance of pension assets	19,834
Expected returns on pension assets	396
Actuarial gains or losses incurred during the year	54
Contributions by the employer	918
Payment of retirement benefits	(640)
Closing balance of pension assets	20,563

(iii)	Reconciliation of the closing balances of retirement benefit obligations and pension assets, and allowance for retirement benefit and prepaid pension cost recorded in the balance sheet

(millions of yen)
Retirement benefit obligations of funded plans	22,625
Pension assets	(20,563)
2,062
Retirement benefit obligations of unfunded plans	7
Unfunded retirement benefit obligations	2,069
Unrecognized actuarial gains or losses	(428)
Unrecognized prior service costs	(330)
Net amount of liabilities and assets recorded in the balance sheet	1,310

Allowance for retirement benefits	1,310
Net amount of liabilities and assets recorded in the balance sheet	1,310

(iv)	Amounts of retirement benefit costs and its components

(millions of yen)
Service costs	1,169
Interest costs	73
Expected returns on pension assets	(396)
Amortization of actuarial difference treated as expense	357
Unrecognized prior service costs expenses	330
Retirement benefit costs of defined benefit plans	1,534

(v)	Matters concerning pension assets
(a)	Major breakdown of pension assets
The ratio of each major category to total pension assets is as follows.

Bonds	51%
Stocks	26
Insurance assets (general account)	13
Others	10
Total	100

(b)	Method of setting the long-term expected rate of return
To determine the long-term expected rate of return on pension assets, the Company takes into account current and expected allocation of pension assets, and current and expected long-term return rate of various types of assets constituting pension assets.

(vi)	Matters concerning actuarial assumption
Major actuarial assumption at the end of the fiscal year under review (weighted average)

Discount rate	0.6%
Long-term expected rate of return	2.0%
Method of periodic allocation of expected retirement benefit amounts	Benefit formula basis

(3)	Defined contribution plans
The amount of the Company’s required contributions to defined contribution plans is 179 million yen.

Notes to Business Combination

These notes are omitted because the relevant information is described in Notes to Consolidated Financial Statements (Notes to Business Combination) in the consolidated financial statements.

Audit Report on the Consolidated Financial Statements

AUDIT REPORT OF THE INDEPENDENT AUDITORS May 8, 2017 To: The Board of Directors MinebeaMitsumi Inc.

KPMG AZSA LLC

Toshihiro Otsuka          (seal)
Designated Limited Liability Partner
Certified Public Accountant

Noriaki Nomura             (seal)
Designated Limited Liability Partner
Certified Public Accountant

Takuju Kamiyama         (seal)
Designated Limited Liability Partner
Certified Public Accountant

We have audited the Consolidated Financial Statements, including the Consolidated Balance Sheet, the Consolidated Statement of Income, the Consolidated Statement of Changes in Net Assets and Notes to Consolidated Financial Statements of MinebeaMitsumi Inc. (former company name: Minebea Co., Ltd.) for the fiscal year from April 1, 2016 to March 31, 2017, pursuant to Paragraph 4, Article 444, of the Companies Act.

Management’s responsibility for the consolidated financial statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with generally accepted accounting principles in Japan. This includes the development, implementation, and maintenance of internal control deemed necessary by management for the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Independent auditors’ responsibility
Our responsibility is to express an opinion on the consolidated financial statements based on our audits as independent auditors. We conducted our audits in accordance with auditing standards generally accepted in Japan. Those auditing standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.
An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected and applied depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. The purpose of an audit is not to express an opinion on the effectiveness of the entity’s internal control.  However, in making those risk assessment, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used, the method of their application, and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.
We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Audit opinion
In our opinion, the consolidated financial statements referred to above, presents fairly, in all material respects, the financial position and the results of operations of MinebeaMitsumi Inc. (former company name: Minebea Co., Ltd.) and its consolidated subsidiaries as of the date and for the period for which the consolidated financial statements were prepared in accordance with generally accepted accounting principles in Japan.

Interests in the Company
Neither our firm nor any of the partners in charge has any interest in the Company as required to be disclosed herein under the provisions of the Certified Public Accountants Act.

Audit Report on the Non-Consolidated Financial Statements

AUDIT REPORT OF THE INDEPENDENT AUDITORS May 8, 2017 To: The Board of Directors MinebeaMitsumi Inc.

KPMG AZSA LLC

Toshihiro Otsuka          (seal)
Designated Limited Liability Partner
Certified Public Accountant

Noriaki Nomura             (seal)
Designated Limited Liability Partner
Certified Public Accountant

Takuju Kamiyama         (seal)
Designated Limited Liability Partner
Certified Public Accountant

We have audited the Financial Statements, including the Balance Sheet, the Statement of Income, the Statement of Changes in Net Assets, Notes to Non-Consolidated Financial Statements and their supplementary statements of MinebeaMitsumi Inc. (former company name: Minebea Co., Ltd.) for the 71st fiscal year from April 1, 2016 to March 31, 2017, pursuant to Item 1, Paragraph 2, Article 436, of the Companies Act.

Management’s responsibility for the Financial Statements, etc.
Management is responsible for the preparation and fair presentation of these financial statements and their supplementary statements in accordance with generally accepted accounting principles in Japan. This includes the development, implementation, and maintenance of internal control deemed necessary by management for the preparation and fair presentation of financial statements and their supplementary statements that are free from material misstatement, whether due to fraud or error.

Independent auditors’ responsibility
Our responsibility is to express an opinion on the financial statements and their supplementary statements based on our audits as independent auditors. We conducted our audits in accordance with auditing standards generally accepted in Japan. Those auditing standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and their supplementary statements are free from material misstatement.
An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements and their supplementary statements. The procedures selected and applied depend on our judgment, including the assessment of the risks of material misstatement of the financial statements and their supplementary statements, whether due to fraud or error. The purpose of an audit is not to express an opinion on the effectiveness of the entity’s internal control. However, in making those risk assessment, we consider internal control relevant to the entity’s preparation and fair presentation of the financial statements and their supplementary statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used, the method of their application, and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements and their supplementary statements.
We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Audit opinion
In our opinion, the financial statements and their supplementary statements referred to above, presents fairly, in all material respects, the financial position and the results of operations of MinebeaMitsumi Inc. as of the date and for the period for which the financial statements and their supplementary statements were prepared in accordance with generally accepted accounting principles in Japan.

Interests in the Company
Neither our firm nor any of the partners in charge has any interest in the Company as required to be disclosed herein under the provisions of the Certified Public Accountants Act.

Report of the Audit & Supervisory Board

AUDIT REPORT

As the results of deliberation, the Audit & Supervisory Board prepared this Audit Report in accordance with reports presented by each Audit & Supervisory Board Member with respect to the performance of duties by the Directors during the 71st fiscal year from April 1, 2016 to March 31, 2017, and report the results as follows:

1.	Method and Content of Audit Conducted by Audit & Supervisory Board Members and Audit & Supervisory Board
(1)
The Audit & Supervisory Board established the audit policy and audit plan, etc., received reports from each Audit & Supervisory Board Member on the implementation of audit and its results, received reports from Directors, etc. and the Independent Auditors on the performance of their duties and asked them details when necessary.

(2)
Each Audit & Supervisory Board Member conformed to the auditing standards prescribed by the Audit & Supervisory Board, complies with the audit policy and audit plan, etc., maintains communication with Directors, Executive Officers and Technical Officers, the Internal Auditing Office, and other employees, etc., endeavored to collect information and establishes a system necessary for auditing services, and conducted audit by the following method:

1)
We attended meetings of the Board of Directors and other important meetings, receives reports from Directors, Executive Officers and Technical Officers, and employees, etc. on the performance of their duties, asked them details when necessary, reviewed important written decisions, and investigated business and financial conditions at the head office as well as at the main business offices of the Company. For subsidiaries, we communicated and exchanged information with their Directors, Audit & Supervisory Board Members, and others and received reports on their business from the subsidiaries when necessary.

2)
We received reports from Directors, Executive Officers and Technical Officers, and employees, etc., sought explanations as necessary and expressed opinions on the resolutions of the Board of Directors and the status of the system developed under such resolutions with regard to the establishment and management of the system stipulated in Article 100, paragraphs 1 and 3 of the Ordinance for Enforcement of the Companies Act (Internal Control System) necessary to ensure the conformity of the performance of duties described in the Business Report by Directors with laws and regulations and the Articles of Incorporation and also to ensure the appropriateness of business in the corporate group that consists of a joint stock company and its subsidiaries.

3)	The Basic Policy of Item 3 (a), Article 118 of the Enforcement Regulations of the Companies Act and each approach of Item 3 (b), Article 118 of the same described in the Business Report were reviewed.
4)
We monitored and verified that the Independent Auditors have maintained their independence and conducted appropriate audits. Also, we received reports from the Independent Auditors regarding the execution of their duties and requested explanations as needed. The Company received a notice from the Independent Auditors purporting to the formulation of a “System to ensure proper performance of its duties” (provided in each item of Article 131 of the Ordinance on Accounting of Companies) in accordance with the “Quality Control Standards for Audits” (Business Accounting Council, October 28, 2005), among others, and requested explanations as needed.

Through the above methods, we reviewed business report, supplementary statements and financial statements for such fiscal year (balance sheet, statement of income, statement of changes in net assets and notes to financial statements) and supplementary statements and consolidated financial statements (consolidated balance sheet, consolidated statement of income, consolidated statement of changes in net assets and notes to consolidated financial statements).

2. Results of Audit
(1)	Audit Results of Business Reports, etc.
1)	We certify that the business reports and their detailed statements fairly present the situation of the Company in accordance with laws and regulations and the Articles of Incorporation.
2)	We found no wrongful act or material fact in violation of laws and regulations or the Articles of Incorporation with respect to the performance of duties by the Directors.
3)
We certify that the resolutions of the Board of Directors with respect to the internal control system are proper and correct. In addition, we found no matter to be pointed out about the description in the business report and performance of duties by the Directors with respect to the internal control system.

4)
We found no matter to be pointed out about the basic policy, which is described in the business report, regarding the quality and nature of persons who control decisions on the Company’s financial and business policies. We certify that each measure stipulated in Item 3 (b), Article 118 of the Ordinance for Enforcement of the Companies Act, which is described in the business report, are consistent with such basic policy, would not interfere with the shareholders’ common interests and are introduced not for maintaining the positions of the Companies officers.

(2)	Audit Results of Financial Statements and Supplementary Statements
We certify that the auditing method of KPMG AZSA LLC and the results of its audit are proper and correct.

(3)	Audit Results of Consolidated Financial Statements
We certify that the auditing method of KPMG AZSA LLC and the results of its audit are proper and correct.

May 9, 2017

Audit & Supervisory Board of MinebeaMitsumi Inc.

Kazunari Shimizu (seal)
Standing Audit & Supervisory Board Member

Kazuyoshi Tokimaru (seal)
Standing Outside Audit & Supervisory Board Member

Hisayoshi Rikuna (seal)
Outside Audit & Supervisory Board Member

Shinichiro Shibasaki (seal)
Outside Audit & Supervisory Board Member

Reference Documents for the General Meeting of Shareholders

First Proposal:
Appropriation of Surplus

The appropriation of surplus of the Company shall be as follows:

Matters concerning year-end dividend:
Comprehensively taking into account the business environment and maintaining a continuous, stable profit distribution, the Company will set the basic policy under which it gives top priority to improving the efficiency of shareholders’ equity and distributing more profit to shareholders, thereby returning its profits to shareholders commensurate with its business performance.  In accordance with this policy, the dividends of the 71st business period shall be as follows:

(1)	Type of dividend
Cash

(2)	Matters concerning the allocation of dividend and total amount
Dividend per common share of the Company would be 7 yen.
In this case, total dividends are 2,982,525,077 yen.
Since the interim dividend in the amount of 7 yen has been distributed, the annual dividend for the current term would be 14 yen per share.

(3)	Effective date for surplus dividend
June 30, 2017

Second Proposal:
Election of Twelve (12) Directors

The terms of office of all ten (10) Directors will expire at the conclusion of this General Meeting of Shareholders.
Accordingly, it is hereby proposed that twelve (12) Directors be elected, increasing the number of Directors by two (2) in order to strengthen management structure.

The candidates for Director of the Company are as follows:
No.	Name (Date of Birth)	Career Summary, Position and Responsibilities at the Company, and significant concurrent positions outside the Company			Number of shares of the Company held
		Apr.	1983	Member of Daini Tokyo Bar Association
		Dec.	1988	Director and General Manager of Legal Department of the Company
		Sep.	1989	Member of New York State Bar Association
	Yoshihisa	Dec.	1992	Managing Director and Deputy General Manager of Operations Headquarters
1	Kainuma (February 6, 1956)	Dec.	1994	Senior Managing Director, General Manager of European and American Regional Sales Headquarters, Deputy General Manager of Operations Headquarters	72,300
	(Reelection)	Jun.	2003	Director, Senior Managing Executive Officer
		Apr.	2009	Representative Director, President and Chief Executive Officer (Present)
		Jan.	2017	Director, Chairman of the Board of Directors, MITSUMI ELECTRIC CO., LTD.
		Apr.	2017	Director, MITSUMI ELECTRIC CO., LTD. (Present)
		Mar.	1980	Joined MITSUMI ELECTRIC CO., LTD.
		May	1990	General Manager of Development Headquarters, MITSUMI ELECTRIC CO., LTD.
	Shigeru	Apr.	1991	Director, Head of Singapore branch, MITSUMI ELECTRIC CO., LTD.
	Moribe	Apr.	1994	Managing Director, MITSUMI ELECTRIC CO., LTD.
2	(October 27, 1956)	Oct.	1999	Senior Managing Director, General Manager of Sales Headquarters, MITSUMI ELECTRIC CO., LTD.	188,387
	(New election)	Apr.	2002	Representative Director, President, MITSUMI ELECTRIC CO., LTD.
		Jan.	2017	Adviser of the Company (Present)
		Apr.	2017	Director, Chairman of the Board of Directors, MITSUMI ELECTRIC CO., LTD. (Present)
		Apr.	1981	Joined the Company
		Dec.	1989	Head of Tokyo Sales Division at Tokyo Branch
		Jun.	2009	Executive Officer, Head of Lighting Device Business Unit at Electronic Device & Component Business Headquarters
		Jun.	2013	Managing Executive Officer
3	Ryozo Iwaya (April 24, 1958) (Reelection)	Apr.	2015	Deputy Chief of Electronic Device & Component Manufacturing Headquarters, Officer in charge of Electronic Device Division at Electronic Device & Component Manufacturing Headquarters (Present), Head of Lighting Device Business Unit	3,000
		Jun.	2015	Director, Senior Managing Executive Officer (Present)
		Jan.	2017	Chief of Mitsumi Business Headquarters (Present), Representative Director, Vice President and Chief Executive Officer, MITSUMI ELECTRIC CO., LTD.
		Apr.	2017	Representative Director, President and Chief Executive Officer, MITSUMI ELECTRIC CO., LTD. (Present)

		Apr.	1977	Joined the Company
		Dec.	2003	General Manager of Business Administration Department
	Tamio Uchibori	Jun.	2007	Executive Officer, Head of Corporate Planning Division, General Manager of Corporate Planning Department, Operations Headquarters
4	(September 6,	Jun.	2011	Managing Executive Officer	28,400
	1952) (Reelection)	May	2012	Deputy Officer in charge of Administration, Planning & Accounting Division, Head of Corporate Planning Department
		Jun.	2013	Director, Senior Managing Executive Officer (Present), Officer in charge of Corporate Planning Division, Head of Corporate Planning Department
		Jun.	2016	Chief of Corporate Planning Headquarters (Present)
		Apr.	1981	Joined the Company
		Oct.	2005	Head of Mechanical Assembly Business Unit
	Tetsuya	Jun.	2007	Executive Officer
	Tsuruta	Jun.	2015	Managing Executive Officer
5	(September 4, 1955) (Reelection)	Jan.	2016	Deputy Chief of Machined Component Manufacturing Headquarters, Head of Rod End/Fastener Business Unit at Machined Component Manufacturing Headquarters	3,000
		Jun.	2016
Director, Senior Managing Executive Officer, Chief of Machined Component Manufacturing Headquarters, Officer in charge of Spindle Motor Division at Electronic Device & Component Manufacturing Headquarters, Officer in charge of Production Support Division (Present)

		Apr.	1982	Joined the Company
		Sep.	1999	Manager of Osaka Branch
	Shigeru None	Jun.	2007	Executive Officer
6	(August 23,1959)	Apr.	2011	Deputy Officer in charge of Sales Division, General Manager of Japan & Asian Regional Sales (Present)	8,700
	(Reelection)	Jun.	2012	Managing Executive Officer
		Jun.	2015	Director (Present)
		Jun.	2016	Director, Senior Managing Executive Officer (Present)
		Aug.	1978	Joined the Company
		Apr.	2001	General Manager of Business Administration Department
	Hiromi Yoda	Jun.	2009	Executive Officer
7	(June	Jun.	2012	Managing Executive Officer	6,100
	26, 1952) (Reelection)	Jun.	2013	Deputy Officer in charge of Administration, Accounting & IT Division
		Jun.	2016	Director, Senior Managing Executive Officer, Chief of Accounting & Corporate Finance Headquarters (Present)
		Apr.	1977	Joined the Company
		Sep.	2001	General Manager of Business Administration Department
		Jun.	2007	Executive Officer
	Shuji Uehara	Jun.	2011	General Manager of Regional Affairs for South East Asia
	(January 15,	Jun.	2012	Managing Executive Officer
8	1955)	Jan.	2013	Chief of HDD Motor Manufacturing Headquarters	11,000
	(New election)	Apr.	2015	Deputy Chief of Electronic Device & Component Manufacturing Headquarters
		Jun.	2016	Senior Managing Executive Officer, Chief of Business Administration Headquarters (Present)
		Jan.	2017	Director, Vice President and Chief Executive Officer, MITSUMI ELECTRIC CO., LTD. (Present)

		Jan.	1989	Joined the Company
		Jul.	2005	Head of Electronics Development Division at Engineering Headquarters
	Michiya	Jun.	2009	Deputy Chief of Electronic Device & Component Business Headquarters
9	Kagami	Jun.	2011	Executive Officer	7,000
	(September 11, 1957) (New	Mar.	2013	Head of Engineering Development Department of Electronic Device Division at Electronic Device & Component Manufacturing Headquarters
	election)	Jun.	2015	Managing Executive Officer (Present)
		Aug.	2015	Deputy Chief of Electronic Device & Component Manufacturing Headquarters, Officer in charge of Engineering Development Division at Electronic Device & Component Manufacturing Headquarters (Present)
		Mar.	1981	Joined Kyushu MITSUMI CO., LTD.
		Oct.	2007	Head of Power Supply Business Unit, MITSUMI ELECTRIC CO., LTD.
		Jun.	2010	Director, General Manager of Semiconductor Business Headquarters, MITSUMI ELECTRIC CO., LTD.
	Hiroshi Aso	Oct.	2011	Head of Atsugi Operation Base, MITSUMI ELECTRIC CO., LTD. (Present)
10	(April 3,1957) (New election)	Apr.	2016	Director, Managing Executive Officer (Present), General Manager of Development Headquarters and Semiconductor Business Headquarters, Officer in charge of Automotive Devices Business Unit, MITSUMI ELECTRIC CO., LTD.	6,667
		Jan.	2017
Adviser, Deputy Chief of Mitsumi Business Headquarters, Officer in charge of Development Division, Officer in charge of Semiconductor Business Division (Present), Officer in charge of Automotive Devices Business Division of the Company

		Apr.	1967	Appointed an assistant Judge, Tokyo District Court
	Kohshi Murakami	Apr.	1999	Presiding Justice of the Division (Acting Chief Justice, Specialized Economic and Financial Affairs Department), Tokyo High Court
	(February 8,	Apr.	2005	Employed as Professor, Graduate School of Law, Kyoto University
	1940)	Jun.	2005	Joined TMI Associates as Special Counsel (Present)
11	(Reelection) (Outside)	Nov.	2005	Appointed Outside Corporate Auditor of SANEI-INTERNATIONAL CO., LTD.	-
		Apr.	2008	Employed as Visiting Professor, Yokohama National University
		May	2008	Member of the Independent Committee of the Company (Present)
		Jun.	2008	Director of the Company (Present)
		Apr.	2010	Employed as Professor, Juris Doctor Program, Daito Bunka University
		Apr.	2003	General Manager of Planning Division, KEIAISHA Co., Ltd.
	Takashi	Jun.	2003	Director, KEIAISHA Co., Ltd.
	Matsuoka	Jun.	2004	Managing Director, KEIAISHA Co., Ltd.
	(January 17,	Jun.	2005	Director of the Company (Present)
12	1964)	Jun.	2007	Senior Managing Director, KEIAISHA Co., Ltd.	93,765
	(Reelection) (Outside)	Jun.	2011	Director and Senior Managing Executive Officer, KEIAISHA Co., Ltd.
		Jun.	2014	Director and Vice President Executive Officer, KEIAISHA Co., Ltd. (Present)
Notes:
1.	Special relationship between respective candidates and the Company is as follows:
(1)	Mr. Takashi Matsuoka concurrently holds a post as Director and Vice President Executive Officer of KEIAISHA Co., Ltd. The Company purchases machinery and equipment, components and grease and other materials, etc. from KEIAISHA Co., Ltd.
(2)	There are no conflicts of interest existing between other candidates and the Company.
2.	Messrs. Kohshi Murakami and Takashi Matsuoka are candidates for Outside Director of the Company. The Company has filed a notification to financial instruments exchanges explaining that Kohshi Murakami is an independent officer, pursuant to the provisions prescribed by those exchanges.
3.	Special notes regarding candidates for outside directors are as follows:

(1)	Reason for election of Outside Director
(i)	Mr. Kohshi Murakami has a wealth of experience and keen insight as a former Presiding Justice of the Division of the Tokyo High Court and as an attorney. He will provide guidance to ensure the sound management of the Company and promote compliance, therefore, we hereby ask that he be elected as Outside Director of the Company. Mr. Kohshi Murakami has never been involved in corporate management by means other than being outside officer, however, we have concluded that he is able to perform the duties of an outside director properly because of the above reason and since he is currently fulfilling his responsibilities as Outside Director of the Company appropriately.
(ii)	Mr. Takashi Matsuoka has profound knowledge regarding corporate operations and we anticipate to reflect such knowledge to the management of the Company, and since he is currently fulfilling his responsibilities as Outside Director of the Company appropriately, we hereby ask that he be elected as Outside Director of the Company.
(2)	The number of years since the candidates for our outside directors assumed the office:
(i)	Mr. Kohshi Murakami would have been in office for nine years at the conclusion of the Meeting since he assumed the post of Outside Director.
(ii)	Mr. Takashi Matsuoka would have been in office for 12 years at the conclusion of the Meeting since he assumed the post of Outside Director.
(3)	Concerning limited liability agreements with Outside Director
The Company executed agreement with Outside Directors for limiting their liabilities under Paragraph 1, Article 423 of the Companies Act so that the Outside Directors may fully perform their roles expected as such.  The amount subject to the limitation of liabilities of damages shall be the amount set forth by laws and regulations.  If this agenda is approved as drafted, the Company will continue the said liability limitation agreement with Mr. Kohshi Murakami and Mr. Takashi Matsuoka.

Third Proposal:

Amendment of Remuneration for Directors

The Company resolved that the amount of the annual remuneration for Directors shall be not more than 1 billion yen (including remuneration of up to 50 million yen per year for Outside Directors and not including salaries paid to Directors who are concurrently employed by the Company) at the 69th Ordinary General Meeting of Shareholders held on June 26, 2015.  The number of Directors is currently ten (10) (including two (2) Outside Directors).  Taking the business integration with MITSUMI ELECTRIC CO., LTD. as an opportunity to strengthen management structure, the Company is proposing the election of twelve (12) Directors in the Second Proposal.  Upon the approval of said proposal in its original form, the number of Directors will be twelve (12) (including two (2) Outside Directors), an increase of two (2) Directors.
Furthermore, although the Company’s remuneration for Directors is composed of basic remuneration and remuneration linked to performance, etc., the Company, having announced its mid-term business plan, which includes the aim of achieving 1 trillion yen in net sales and 100 billion yen in operating income in the fiscal year ending March 2021, will establish a new remuneration system with performance-linked incentives to further make the most of the beneficial effect of incentives for Directors to improve performance.
Therefore, with the goal of increasing the ratio of performance-linked remuneration, the Company proposes the revision of remuneration for Directors to 1,500 million yen or less per year (including maximum annual remuneration of 50 million yen for Outside Directors).  Also, the Company proposes that the remuneration for Directors continue to not include salaries paid to Directors who are also employees.

Fourth Proposal:

Renewal of Countermeasures to Large-Scale Acquisitions of MinebeaMitsumi Shares (Takeover Defense Measures)

The Company obtained the shareholders’ approval to renew a plan for countermeasures to large-scale acquisitions of the shares in the Company (takeover defense measures) (the “Former Plan”) at the 68th ordinary general meeting of shareholders held on June 27, 2014.  The effective period of the Former Plan will expire at the conclusion of the Meeting.

Therefore, before the expiration of the effective period of the Former Plan, the Board of Directors determined at the meeting held on May 31, 2017 to partially revise the Former Plan and introduce a renewed plan (the introduction is to be referred to as the “Renewal,” and the renewed plan is to be referred to as the “Plan”) as a measure to prevent decisions on the Company’s financial and business policies from being controlled by persons deemed inappropriate (Article 118, Item 3(b)(ii) of the Enforcement Regulations of the Companies Act) under the basic policy regarding the persons who control decisions on the Company’s financial and business policies (as provided in Article 118, Item 3 of the Enforcement Regulations of the Companies Act; the “Basic Policy”).  The Renewal is subject to approval by the shareholders at the Meeting, and therefore the Company is seeking the shareholders’ approval for the Renewal.

Major amendments to the Former Plan through the Renewal are:
(i)	the Company determined that a Shareholders Meeting (defined in (f) of 2.2, ‘Procedures for Triggering the Plan’ below; hereinafter the same) is in principle required to be held when triggering the takeover defense measures; and
(ii)	other stylistic changes in terms and the like.

1.	Reason for Proposal
1.1	Details of the Basic Policy

The Company believes that the persons who control decisions on the Company’s financial and business policies need to be persons who fully understand the details of the Company’s financial and business affairs and the source of the Group’s corporate value and who will make it possible to continually and persistently ensure and enhance the Group’s corporate value and, in turn, the common interests of its shareholders.

The Company believes that ultimately its shareholders as a whole must make the decision on any proposed acquisition that would involve a transfer of corporate control of the Company.  Also, the Company would not reject a large-scale acquisition of the shares in the Company if it would contribute to the corporate value of the Group and, in turn, the common interests of its shareholders.

Nonetheless, there are some forms of large-scale acquisitions of shares that benefit neither the corporate value of the target company nor the common interests of its shareholders including without limitation those with a purpose that would obviously harm the corporate value of the target company and the common interests of its shareholders; those that threaten to effectively coerce shareholders into selling their shares, those that do not provide sufficient time or information for the target company’s board of directors and shareholders to consider the details of the large-scale acquisition or for the target company’s board of directors to make an alternative proposal and those that require the target company to discuss or negotiate with the acquirer in order to procure more favorable terms for shareholders than those presented by the acquirer.

In order for the Group to ensure and enhance the corporate value and, in turn, the common interests of its shareholders, it is necessary for the Group to efficiently and continuously implement measures in the mid- to long-term, such as developing new products, cultivating new markets, and revolutionizing production technology, aiming to lead the competition through manufacturing and technological excellence, through worldwide expansion of its vertically integrated manufacturing system, which fully utilizes advanced, ultra-precision machining technology, overseas, large-scale mass production factories, and an enhanced research and development system, which are the source of the Group’s corporate value.

Unless the acquirer in a proposed large-scale acquisition of the shares in the Company understands the source of the corporate value and the characteristics that are indispensable to enhance the corporate value of the Group, as well as the details of the financial and business affairs of the Company, and will ensure and realize these elements over the mid- to long-term, the corporate value of the Group and the common interests of its shareholders would be harmed.

Therefore, the Company believes that persons who would make a large-scale acquisition of the shares in the Company in a manner that does not contribute to the corporate value of the Group or the common interests of its shareholders would be inappropriate as persons who control decisions on the Company’s financial and business policies.  The Company believes that it is necessary to ensure the corporate value of the Group and, in turn, the common interests of its shareholders by taking the necessary and reasonable countermeasures for the purpose of deterring acquisitions that are detrimental to the corporate value of the Group and, in turn, the common interests of its shareholders.

1.2	The Source of the Group’s Corporate Value and Special Measures to Realize the Basic Policy

(a)	The Source of the Group’s Corporate Value
The Company has steadily expanded business since its foundation in 1951 as Japan’s first specialized manufacturer of miniature ball bearings.  While efforts were made by many manufacturers to coordinate operations overseas, the Company proceeded with a strategy of overseas expansion with the acquisition of a factory in the U.S. in 1971, the establishment of a mass production base in Singapore in 1973, advancement into Thailand in 1982 and finally expansion into China in 1994.  In particular, regarding the commencement of mass production in Singapore, the Company advanced its overseas developments, being forced to act on its own to improve infrastructure at its factories, and to develop and manufacture machinery and equipment to efficiently and continuously produce manufactured goods.  The arrangement and maintenance of machinery and equipment efficiently contributed to the production activities within the factories, to produce jigs, tools and dies, and to educate local employees. When the Company pressed forward into Thailand and China, it used the experience gained in Singapore as a base for transferring the techniques and structures for making its products to the plants in both countries, attempting to further improve those structures. Further, through its expansion into Cambodia in 2011, the Company aims to ensure that it can offer a more stable supply of products through its past experience and by efficiently utilizing production networks in Asian countries such as Thailand.

Through this sequence of efforts came the birth of the Group’s original vertical integration manufacturing system, which covers the manufacturing process from the design and development of manufactured goods to the manufacturing and maintenance of dies and manufacturing and assembly machinery and equipment as well as in-house production and assembly of components completed within the Company.  This vertical integration manufacturing system is currently established as the organic connection between the mother factory in Japan and the manufacturing and development base in each country, and provides a system where products can be manufactured at each of the production factories with the same high level of quality and that allows constant supply to the world market.  The Group’s vertical integration manufacturing system is the basis for the Group’s ultra-precision machining technology that dominates other companies and for its advanced mass production techniques, enhanced research and development system, and large-scale, overseas, mass production factories that have expanded globally.  These technologies have led to the accumulation of over half a century’s worth of know-how and a broad range of foundational techniques that are the cornerstone of the Group’s impressive product development ability, to be taken on by each employee individually, and are the source of the Group’s current corporate value.

Furthermore, from the amalgamation of a great variety of fundamental and manufacturing technologies within the Group, the Group is able to bring forth derived products and new products by amalgamating several technologies.  The Group manufactures many kinds of electronic components and input devices such as machine-produced components, which include ball bearings, rod-end bearings and spherical bearings for aircraft and pivot assemblies for HDDs, rotary components with ball bearings (the major products manufactured by the Company), optical products such as lighting devices for LCDs and backlight inverters, and measuring components, and is now also able to advance a variety of derived products and new products by combining these various components.  New products arise through such amalgamation of technologies and products, resulting in new markets for the Company.  Revolutionizing product technology through this amalgamation of technologies and products allows for further advances in the competitiveness of the Group, and the results of developing new products, cultivating new markets and revolutionizing production technology based on the factors described above are linked to the increase in the Group’s performance, and believed to be what allows the Group to persist in improving the corporate value.

The Company believes that it is extremely important for us to understand the source of the Group’s corporate value that lies in its great variety of technologies, products and know-how that is inherited through the employees, as well as to comprehensively and continually make the most of those matters in the mid- to long-term, without pointlessly dividing the organic unification of these businesses, in order to enhance the Group’s corporate value and, in turn, the common interests of its shareholders.

(b)	Measures to Ensure and Enhance Corporate Value and, in turn, the Common Interests of Shareholders
The Group has upheld “The Five Principles” described in the following as a set of our company credos.
(i)	Be a company where our employees are proud to work
(ii)	Earn and preserve the trust of our valued customers
(ii)	Respond to our shareholders’ expectations
(iv)	Work in harmony with the local community
(v)	Promote and contribute to global society
Based on these company credos, the company’s basic management policy is to fulfill its social responsibility and to maximize the corporate value for its various stakeholders, such as shareholders, business partners, local communities, global society and employees.  Aiming at concentrating its management resources on the fields where it has the collective and comprehensive strengths of the corporate group, MinebeaMitsumi Group has worked proactively on “the development of high-value-added products” and “the advancement of the quality of the products.”  In addition, we strive to reinforce our corporate management centering on “the strengthening of our financial standing” as well as to implement “the company management having a high-degree of transparency” in a comprehensive manner both internally and externally.
We take corporate citizenship seriously.  That is why we conduct our business in a fair and ethical manner, continually look for better ways to make our operations and products more environmentally friendly, promote environmental initiatives, and work hand in hand with our stakeholders to build everlasting ties as we move forward to take our business operations to new heights.
Furthermore, the Company integrated its businesses with MITSUMI ELECTRIC CO., LTD. (“Mitsumi Electric”) through share exchange with January 27, 2017 as the effective date and established “MinebeaMitsumi Inc.”  In line with the basic management policy described above, MinebeaMitsumi Group will conduct a thorough review of productivity, aiming to significantly boost the profitability of existing products.  In addition, we will expand the EMS (Electro Mechanics Solutions) business, which consists of a fusion of machined components technology with the electronic device and component technology of MITSUMI ELECTRIC CO., LTD. and MinebeaMitsumi Group.  Also, by leveraging our integrated strength in manufacturing, sales, engineering and development, we will bolster our ability to meet customer requests and provide flexibility in pricing.  Furthermore, while taking regional risk into consideration, we will roll out large-scale overseas mass production facilities and global research and development structures, using M&A and alliances to actively boost profitability and increase corporate value, with the aim of achieving 1 trillion yen in net sales and 100 billion yen in operating income in the fiscal year ending March 2021.  In order to achieve these goals, the Company will endeavor to develop organizations that make decisions regarding corporate management and carry out business, and promote the establishment, development and improvement of the internal control system in order to strengthen its corporate governance.

(c)	Strengthening of Corporate Governance
(i)	Maintenance of an Organ for Making Decisions regarding Management and Executing Operations
The Company, through its 10 directors, makes prompt and highly strategic business judgments.  At the same time, under the executive officer system, the Company has delegated significant authority that was originally held by the directors to the executive officers, and clarified the roles of the management and supervisory function and the execution function.  Moreover, the Company has included two outside directors (a corporate manager and an attorney) in the 10 directors; these outside directors fulfill the roles of ensuring the health of the corporate management, promoting compliance management, strengthening the Board of Director’s supervisory function over the organs that execute operations, and the like, based on their ample experiences and insights.

Furthermore, with respect to the corporate auditors, in order to strengthen and enhance their auditing functions, the Company has included three outside corporate auditors (one of whom is a standing outside corporate auditor) in the four corporate auditors that make up the Board of Corporate Auditors.  In addition to holding Board of Corporate Auditors’ meetings and attending Board of Directors’ meetings and other material meetings, the corporate auditors, in conjunction with the accounting auditors and the internal audit department, conduct audits of domestic offices and subsidiaries as well as overseas subsidiaries and audit the directors’ performance of their duties based on their expert viewpoints and deep insights into finance and accounting.

In addition to the above, the Company conducted an evaluation of the effectiveness of the Board of Directors and, after careful consideration by the Board of Directors regarding the results of that analysis, has confirmed that the Board of Directors is fully functioning in all respects.  In addition, the Company continues to provide training opportunities for all of the directors and corporate auditors so that they can fulfill their roles and responsibilities and periodically holds training sessions with timely themes for directors, corporate auditors, and executive officers.  Furthermore, the Company endeavors to ensure appropriate monitoring and supervision over the Company’s management by preparing, for newly-elected directors and corporate auditors, opportunities to observe principal locations, including overseas locations, and to receive explanations from location members so that they can collect information on the Company’s organizations, operations, locations, and the like, as well as by providing training opportunities inside and outside the Company.

(ii)	Enhancement of Internal Control System
The Company makes efforts to comprehensively enhance and reinforce the compliance system, information storage and management system, risk management system, system for efficient performance of duties, group company control system and auditing system, based on the “Basic Policy for Internal Control Systems” resolved at a Board of Directors meeting.

In addition, the Company established the “MinebeaMitsumi Group Code of Conduct”, the “MinebeaMitsumi Group Officer and Employee Compliance Guidelines” and the “Compliance Management Rules” in order to set up a management system for compliance and cause the directors, executive employees and employees of the entire Group to act in compliance with laws, ordinances, articles of incorporation and the Group’s corporate ethics.  Further, with respect to corporate social responsibilities (CSR), the Company established “MinebeaMitsumi Group Basic CSR Policy” and “MinebeaMitsumi Group’s CSR Implementation Principles,” thereby implementing efforts to realize a sustainable society, and also the Group has established the “Internal CSR Promotion System” aimed at strengthening the CSR system and ensuring its penetration throughout the Company.

The Company will continue to promote and implement the abovementioned measures with the aim of strengthening corporate governance, whilst striving to ensure and enhance the Group’s corporate value and, in turn, the common interests of its shareholders.

1.3	Purpose of the Renewal

The Plan is in line with the Basic Policy set out in section 1.1 above for the purpose of ensuring and enhancing the corporate value of the Group and, in turn, the common interests of its shareholders.

As set out in the Basic Policy, the Board of Directors believes that persons who would propose a large-scale acquisition in a manner that does not contribute to the corporate value of the Group or the common interests of its shareholders would be inappropriate as persons who control decisions on the Company’s financial and business policies.  The purpose of the Plan is to prevent decisions on the Company’s financial and business policies from being controlled by persons deemed inappropriate, to deter large-scale acquisitions that are detrimental to the corporate value of the Group and, in turn, the common interests of its shareholders, and on the occasion that the Company receives a large-scale acquisition proposal regarding the shares in the Company from an acquirer, to enable the Board of Directors to present an alternative proposal to the shareholders or ensure necessary time and information for the shareholders to decide whether or not to accept the large-scale acquisition proposal, and to enable the Board of Directors to negotiate for the benefit of the shareholders.

2.	Details of Proposal
2.1	Plan Outline

The Plan sets out procedures necessary to achieve the purpose stated in 1.3 ‘Purpose of the Renewal’ above, including requirements for acquirers to provide information in advance in the case that the acquirer intends to make an acquisition of 20% or more of the Company’s share certificates or other equity securities.  The acquirer may not effect an acquisition until and unless the Board of Directors resolves not to trigger the Plan if the procedures for the Plan have commenced.

In cases such as where an acquirer acquires the Company’s share certificates or other equity securities without following the procedures set out in the Plan, in which the corporate value of the Group and the common interests of its shareholders could be harmed, and if the acquisition satisfies the triggering requirements set out in the Plan, the Company will allot share options with (a) an exercise condition that does not allow the acquirer to exercise rights, and (b) an acquisition provision to the effect that the Company may acquire the share options in exchange for the Company’s shares from persons other than the acquirer by means of a gratis allotment of share options to all shareholders, except the Company, at that time.

If a gratis allotment of share options were to take place in accordance with the Plan and all shareholders other than the acquirer, etc. received shares in the Company as a result of those shareholders exercising or the Company acquiring those share options, the ratio of voting rights in the Company held by the acquirer may be diluted by up to 50%.

Under the Plan, the Company will obtain a determination with respect to matters such as the implementation or non-implementation of the gratis allotment of share options or the acquisition of share options from the independent committee, which is solely composed of outside parties who are independent from the management of the Company,, in order to eliminate arbitrary decisions by directors, and ensure the transparency of the procedures by timely disclosure of information to the Company’s shareholders.

2.2	Procedures for Triggering the Plan

(a)	Targeted Acquisitions
The Plan will be applied in cases where any purchase or other acquisition of share certificates, etc. of the Company that falls under (i) or (ii) below or any similar action (including a proposal for such action) (except for such action as the Board of Directors separately determines not to be subject to the Plan; the “Acquisition”) takes place.

(i)	A purchase or other acquisition that would result in the holding ratio of share certificates, etc. (kabuken tou hoyuu wariai) (Note 1) of a holder (hoyuusha) (Note 2) totaling at least 20% of the share certificates, etc. (kabuken tou) (Note 3) issued by the Company; or

(ii)	A tender offer (koukai kaitsuke) (Note 4) that would result in the party conducting the tender offer’s ownership ratio of share certificates, etc. (kabuken tou shoyuu wariai) (Note 5) and the ownership ratio of share certificates, etc. of a person having a special relationship (tokubetsu kankei-sha) (Note 6) totaling at least 20% of the share certificates, etc. (kabuken tou) (Note 7) issued by the Company.
The party intending to make the Acquisition (the “Acquirer”) shall follow the procedures prescribed in the Plan, and the Acquirer must not effect the Acquisition until and unless the Board of Directors resolves not to implement the gratis allotment of Share Options (defined in (e) below) in accordance with the Plan.

(b)	Submission of Acquirer’s Statement
The Company will request the Acquirer to submit to the Company in the form separately prescribed by the Company a legally binding document that includes an undertaking that the Acquirer will comply with the procedures set out in the Plan (signed by or affixed with the name and seal of the representative of the Acquirer and to which no conditions or reservations are attached) and a qualification certificate of the person who signed or affixed its name and seal to that document (collectively, “Acquirer’s Statement”) before commencing or effecting the Acquisition.  The Acquirer’s Statement must include the name, address or location of headquarters, location of offices, governing law for establishment, name of the representative, contact information in Japan for the Acquirer and outline of the intended Acquisition.  The Acquirer’s Statement and the Acquisition Document set out in (c) below and any other materials submitted by the Acquirer to the Company or the Independent Committee must be written in Japanese.

(c)	Request to the Acquirer for the Provision of Information
The Company will provide the Acquirer the format for the Acquisition Document (defined below), including a list of information that the Acquirer should provide to the Company, no later than 10 business days after receiving the Acquirer’s Statement.  The Acquirer must provide the Board of Directors with the document in the form provided by the Company (the “Acquisition Document”), which includes the information described in each item of the list below (“Essential Information”).

If the Board of Directors receives the Acquisition Document, it will promptly send it to the Independent Committee (standards for appointing members, requirements for resolutions, resolution matters, and other matters concerning the Independent Committee are as described in Attachment 1 ‘Outline of the Rules of the Independent Committee,’ and business backgrounds and other matters regarding members of the Independent Committee at the time of the Renewal will be as described in Attachment 2 ‘Profiles of the Members of the Independent Committee’).  If the Board of Directors and the Independent Committee determine that the Acquisition Document does not contain sufficient Essential Information, it may set a reply period and request that the Acquirer provide additional information either directly or indirectly.  In this case, the Acquirer must submit such additional information to both the Board of Directors and the Independent Committee within the reply period.

(i)	Details (including name, capital relationship, financial position, operation results, details of violation of laws or ordinances in the past (if any), and terms of any previous transactions which are similar to the Acquisition or involving the share certificates, etc. of the Company) of the Acquirer and its group (including joint holders (Note 8), persons having a special relationship and persons having a special relationship with a person in relation to whom the Acquirer is the controlled corporation (Note 9)). (Note 10)
(ii)	The purpose, method and specific terms of the Acquisition (including the amount and type of consideration, the timeframe, the scheme of any related transactions, the legality of the Acquisition method, and the feasibility of the Acquisition).
(iii)	The amount and basis for the calculation of the purchase price of the Acquisition.
(iv)	Financial support for the Acquisition (including the names of providers of funds (including all indirect providers of funds) for the Acquisition, financing methods and the terms of any related transactions, etc.).
(v)	Details of communications regarding the Acquisition with a third party (if any).
(vi)	Post-Acquisition management policy, administrative organization, business plan, and capital, and dividend policies for the Group.
(vii)	Post-Acquisition policies for the Company’s shareholders (other than the Acquirer), employees, business partners, and clients of the Group, and other stakeholders of the Company.
(viii)
Specific information on the possibility of infringement by the Acquirer of any law or regulation in Japan or overseas (including the Act on Prohibition of Private Monopolization and Maintenance of Fair Trade and competition laws in foreign countries).

(ix)	Specific measures to avoid any conflict of interest with other shareholders in the Company if such conflict of interest were to arise.
(x)	Information on whether the Acquirer is an anti-social force (including an anti-market force (han shijyo seiryoku); hereinafter the same) and any relationship with an anti-social force.
(xi)	Any other information that the Independent Committee reasonably considers necessary.

(d)	Consideration of Acquisition Terms, Negotiation with the Acquirer, and Consideration of an Alternative Proposal

(i)	Request to the Board of Directors for the Provision of Information
If the Acquirer submits the Acquisition Document and any additional information that the Independent Committee requests, the Independent Committee may set a reply period as appropriate and request that the Board of Directors present an opinion (including an opinion to refrain from giving such opinion; hereinafter the same) on the Acquirer’s Acquisition terms, materials supporting such opinion, an alternative proposal (if any), and any other information that the Independent Committee considers necessary.

(ii)	Independent Committee Consideration

If the Independent Committee deems that the information (including the information additionally requested) provided by the Acquirer is sufficient, it will conduct its consideration of the Acquisition terms, collection of information such as the business plans of the Acquirer and the Board of Directors and comparison thereof, and consideration of any alternative plan presented by the Board of Directors, and the like for a period of 90 days after the receipt of the information (the “Independent Committee Consideration Period”).  Further, if it is necessary in order to improve the terms of the Acquisition from the standpoint of ensuring and enhancing the corporate value of the Group and, in turn, the common interests of its shareholders, the Independent Committee will directly or indirectly discuss and negotiate with the Acquirer or present the alternative plan from the Board of Directors to the Company’s shareholders, etc. or conduct similar actions.

In order to ensure that the Independent Committee’s decision contributes to the Group’s corporate value and, in turn, the common interests of its shareholders, the Independent Committee may, at the cost of the Company, obtain advice from financial advisers, certified public accountants, attorneys, certified public tax accountants, consultants or any other experts.  If the Independent Committee directly or indirectly requests the Acquirer to provide materials for consideration or any other information, or to discuss and negotiate with the Independent Committee, the Acquirer must promptly respond to such request.

(e)	Procedures for Recommendations by the Independent Committee
Based on the abovementioned procedures, if the Independent Committee determines that the Acquisition falls under any of the trigger events set out below in 2.3, ‘Requirements for the Gratis Allotment of Share Options’ (collectively, “Trigger Events”), the Independent Committee will recommend the implementation of the gratis allotment of share options (as detailed in 2.4 ‘Outline of the Gratis Allotment of Share Options’; the relevant share options hereinafter referred to as “Share Options”) to the Board of Directors except in any specific case where further provision of information by the Acquirer or discussion or negotiation with the Acquirer is necessary.

However, even after the Independent Committee has already made a recommendation for the implementation of the gratis allotment of Share Options, if the Independent Committee determines that either of the events in (A) or (B) below applies, it may make a new recommendation that (i) (on or before the second business day prior to the ex-rights date with respect to the gratis allotment of Share Options) the Company should cancel the gratis allotment of Share Options, or (ii) (from the effective date of the gratis allotment of Share Options and until the day immediately prior to the commencement date of the exercise period of the Share Options) the Company will acquire the Share Options for no consideration.

(A)	The Acquirer withdraws the Acquisition or the Acquisition otherwise ceases to exist after the recommendation.

(B)	There is no longer any Trigger Event due to a change or the like in the facts or other matters on which the recommendation decision was made.

On the other hand, if the Independent Committee determines that the Acquisition by the Acquirer does not fall under either of the Trigger Events, the Independent Committee will not recommend the implementation of the gratis allotment of Share Options to the Board of Directors.

Notwithstanding the foregoing, even if the Independent Committee has already made such decision, if there is a change in the facts or other matters on which the decision was made and Trigger Events arise, the Independent Committee may make a new recommendation that the Company should implement the gratis allotment of Share Options.

If the Independent Committee does not reach a recommendation for the implementation of the gratis allotment of Share Options or the like by the expiration of the initial Independent Committee Consideration Period, the Independent Committee may, to the reasonable extent that it is considered necessary for actions such as consideration of the terms of the Acquirer’s Acquisition, consideration of an alternative proposal and discussion and negotiation with the Acquirer, extend the Independent Committee Consideration Period (up to 30 days in total).  If the Independent Committee Consideration Period is extended, the Independent Committee will continue to collect information, deliberate, discuss, negotiate and perform similar activities, and use its best efforts to make a recommendation for the implementation or non-implementation of the gratis allotment of Share Options within the extended period.

(f)	Convocation of a Shareholders Meeting
If the Independent Committee recommends implementation of the gratis allotment of Share Options, the Board of Directors will, if it is practically possible, convene a meeting of shareholders (Note 11) (the “Shareholders Meeting”) to confirm the intent of the Company’s shareholders relating to whether or not that gratis allotment should be implemented.
In this case, the Board of Directors shall disclose without delay the fact that the Shareholders Meeting will be held and other matters that the Board of Directors determines appropriate and shall commence procedures for holding the Shareholders Meeting.

(g)	Resolutions by the Board of Directors
The Board of Directors, in exercising their role as an organization under the Companies Act, will pass a resolution relating to the implementation or non-implementation of a gratis allotment of Share Options respecting to the maximum extent any recommendation made by the Independent Committee in accordance with (e) above.
However, if a Shareholders Meeting is held pursuant to (f) above, the Board of Directors shall make a necessary resolution as appropriate in accordance with the resolution of that Shareholders Meeting.

(h)	Information Disclosure
When operating the Plan, the Company will disclose, in a timely manner, information on the progress of each procedure set out in the Plan (including the fact that the Acquirer’s Statement and Acquisition Document have been submitted, the fact that an Acquirer who intends to effect the Acquisition without submitting the Acquirer’s Statement or Acquisition Document emerges, the fact the Independent Committee Consideration Period has commenced, and the fact that the Independent Committee Consideration Period has been extended, as well as the extended period and the reason for the extension), an outline of recommendations made by the Independent Committee, an outline of resolutions by the Board of Directors, an outline of resolutions by the Shareholders Meeting, and other matters that the Independent Committee or the Board of Directors considers appropriate, in accordance with the applicable laws and ordinances or the applicable regulations and rules of the financial instruments exchange.

2.3	Requirements for the Gratis Allotment of Share Options

The requirements to trigger the Plan to implement a gratis allotment of Share Options are as follows.  As described above in (e) of 2.2, ‘Procedures for Triggering the Plan,’ the Board of Directors will make a determination as to whether any of the following requirements applies to an Acquisition for which the determination by the Independent Committee is required to be obtained.

Trigger Event (1)

The Acquisition is not in compliance with the procedures prescribed in the Plan (including cases where reasonable time and information necessary to consider the details of the Acquisition is not offered) and it is reasonable to implement the gratis allotment of Share Options.

Trigger Event (2)

The Acquisition falls under any of the items below and it is reasonable to implement the gratis allotment of Share Options.

(a)	An Acquisition that threatens to cause obvious harm to the corporate value of the Group and, in turn, the common interests of its shareholders through any of the following actions:

(i)	A buyout of share certificates, etc. to require such share certificates, etc. to be compulsorily purchased by the Company or the Company’s affiliates or other related parties at a high price.

(ii)	Management that achieves an advantage for the Acquirer to the detriment of the Company, such as temporary control of the Group’s management for the low-cost acquisition of the Group’s material assets.

(iii)	Diversion of the Group’s assets to secure or repay debts of the Acquirer or its group company.

(iv)	Temporary control of the Company’s management to bring about the disposal of high-value assets that have no current relevance to the Group’s business and declaring temporarily high dividends from the profits of the disposal, or selling the shares at a high price taking advantage of the opportunity afforded by the sudden rise in share prices created by the temporarily high dividends.

(b)	Certain Acquisitions that threaten to effectively coerce shareholders into selling shares, such as coercive two-tiered tender offers (meaning acquisitions of shares including tender offers, in which no offer is made to acquire all shares in the initial acquisition, and acquisition terms for the second stage are set that are unfavorable or unclear).

(c)	Acquisitions to which the terms (including the amount and type of consideration, timeframe of the Acquisition, legality of the Acquisition method, feasibility of the Acquisition being effected, post-Acquisition management policy and business plan, and policies dealing with the Group’s other shareholders, clients, business partners, and other stakeholders of the Group after the Acquisition) are inadequate or inappropriate in light of the Group’s intrinsic value.

(d)	Acquisitions that materially threaten to oppose the corporate value of the Group or the common interests of shareholders, by damaging technological abilities and production capacity, and relationships with the Group’s clients, and business partners, which are indispensable to the generation of the Group’s corporate value.

2.4	Outline of the Gratis Allotment of Share Options

Following is an outline of the gratis allotment of Share Options scheduled to be implemented under the Plan.

(a)	Number of Share Options
The number of Share Options to be allotted upon implementation of a gratis allotment of Share Options is the same as the most recent total number of issued shares in the Company (excluding the number of shares in the Company held by the Company at that time) on a certain date (the “Allotment Date”) that is separately determined in a resolution by the Board of Directors relating to the gratis allotment of Share Options (the “Gratis Allotment Resolution”).

(b)	Shareholders Eligible for Allotment
The Company will allot the Share Options to shareholders, other than the Company, who are recorded in the Company’s most recent register of shareholders on the Allotment Date (the “Entitled Shareholders”), at a ratio of one Share Option for each share in the Company held.

(c)	Effective Date of Gratis Allotment of Share Options
The effective date of the gratis allotment of Share Options will be separately determined in the Gratis Allotment Resolution.

(d)	Number of Shares to be Acquired upon Exercise of the Share Options
The number of shares in the Company to be acquired upon exercise of each Share Option (the “Applicable Number of Shares”) shall, in principle, be one share.

(e)	Amount to be Contributed upon Exercise of Share Options
Contributions upon exercise of the Share Options are to be in cash, and the amount per share in the Company to be contributed upon exercise of the Share Options will, in principle, be one yen.

(f)	Exercise Period of the Share Options
The commencement date of the exercise period will be a date separately determined in the Gratis Allotment Resolution (this commencement date of the exercise period shall be referred to as the “Exercise Period Commencement Date”), and the period will, in principle, be a period from one month to six months long as separately determined in the Gratis Allotment Resolution.

(g)	Conditions for Exercise of Share Options
Except where any exceptional event (Note 12) occurs, the following parties may not exercise the Share Options (the parties falling under (I) through (VI) below shall collectively be referred to as “Non-Qualified Parties”):

(I)	Specified Large Holders (Note 13);

(II)	Joint holders of Specified Large Holders;

(III)	Specified Large Purchasers (Note 14);

(IV)	Persons having a special relationship with Specified Large Purchasers;

(V)	Any transferee of, or successor to, the Share Options of any party falling under (I) through (IV) without the approval of the Board of Directors; or

(VI)	Any Affiliated Party (Note 15) of any party falling under (I) through (V).

Further, nonresidents of Japan who are required to follow certain procedures under applicable foreign laws and ordinances to exercise the Share Options may not as a general rule exercise the Share Options (provided, however, that the Share Options held by nonresidents will be subject to acquisition by the Company in exchange for shares in the Company as set out in (ii) of paragraph (i), ‘Acquisition of Share Options by the Company’ below, on the condition that it is confirmed that the relevant acquisition by the Company does not infringe any applicable law or ordinance).  In addition, anyone who fails to submit a written undertaking, in the form prescribed by the Company and containing representations and warranties regarding matters such as the fact that he or she satisfies the exercise conditions of the Share Options, indemnity clauses and other covenants, may not exercise the Share Options.

(h)	Restriction on Assignment of Share Options
Any acquisition of the Share Options by assignment requires the approval of the Board of Directors.

(i)	Acquisition of Share Options by the Company
(i)	At any time on or before the date immediately prior to the Exercise Period Commencement Date, if the Board of Directors deems that it is appropriate for the Company to acquire the Share Options, the Company may, on a day separately determined by the Board of Directors, acquire all of the Share Options for no consideration.

(ii)	On a date separately determined by the Board of Directors, the Company may acquire all of the Share Options that have not been exercised before or on the business day immediately prior to such date determined by the Board of Directors, that are held by parties other than Non-Qualified Parties (if any) and, in exchange, deliver shares in the Company in the number equivalent to the Applicable Number of Shares for each Share Option. In addition, if, on or after the date upon which the acquisition takes place, the Board of Directors recognizes the existence of any party holding Share Options other than Non-Qualified Parties, the Company may, on a date determined by the Board of Directors that falls after the date upon which the acquisition described above takes place, acquire all of the Share Options held by that party that have not been exercised by or on the business day immediately prior to such date determined by the Board of Directors (if any) and, in exchange, deliver shares in the Company in the number equivalent to the number of the Applicable Number of Shares for each Share Option. The same will apply thereafter.

(j)	Delivery of Share Options in Case of Merger, Absorption-type Demerger (kyushu bunkatsu), Incorporation-type Demerger (shinsetsu bunkatsu), Share Exchange (kabushiki koukan), and Share Transfer (kabushiki iten)
These matters will be separately determined in the Gratis Allotment Resolution.

(k)	Issuance of Certificates Representing the Share Options
Certificates representing the Share Options will not be issued.

(l)	Other
In addition, the details of the Share Options will be separately determined in the Gratis Allotment Resolution.

2.5	Effective Period, and Abolition, Revision or Amendment of the Plan

The effective period of the Plan (the “Effective Period”) will be the period until the conclusion of the ordinary general meeting of shareholders relating to the last fiscal year ending within three years after the conclusion of the Ordinary General Meeting of Shareholders.

However, if, before the expiration of the Effective Period, the Board of Directors resolves to abolish the Plan, the Plan will be abolished in accordance with that resolution.

Further, the Board of Directors may revise or amend the Plan even during the Effective Period of the Plan, in cases where the revision or amendment is not contrary to the purpose of the resolution of the Ordinary General Meeting of Shareholders such as cases where any law, ordinance, or rule of a financial instruments exchange or the like concerning the Plan is established, amended or abolished and it is appropriate to reflect such establishment, amendment or abolition in the Plan, cases where it is appropriate to revise the wording for reasons such as typographical errors and omissions, and cases where the revision or amendment does not cause any disadvantage to the Company’s shareholders, and subject to the approval of the Independent Committee.

If the Plan is abolished, revised or amended, the Company will promptly disclose the fact that such abolition, revision or amendment has taken place, and (in the event of a revision or amendment) the details of the revision, amendment and any other matters.

2.6	Revision Due to Amendment to Laws and Ordinances

The provisions of laws and ordinances referred to under the Plan are subject to the prevailing provisions as of May 31, 2017.  If it becomes necessary after such date to revise the terms and conditions or definitions of terms set out in the paragraphs above due to the establishment, amendment or abolishment of laws and ordinances, the terms and conditions or definitions of terms set out in the paragraphs above will be read accordingly as required to a reasonable extent, taking into consideration the purposes of such establishment, amendment or abolishment.

3.	Impact on Shareholders and Investors
3.1	Impact on Shareholders and Investors Upon Renewal

Upon the Renewal, the Plan will have no direct or material impact on shareholders and investors because no actual gratis allotment of Share Options will be implemented.

3.2	Impact on Shareholders and Investors at the Time of the Gratis Allotment of Share Options

(a)	Procedures for Shareholders upon Gratis Allotment of Share Options
If the Board of Directors resolves to make a gratis allotment of Share Options, it will also decide the Allotment Date in the same resolution and give public notice of this Allotment Date.  In this case, the Company will make a gratis allotment of Share Options to the Entitled Shareholders for one Share Option per share in the Company held by the Entitled Shareholders.  All Entitled Shareholders will become Share Option holders as a matter of course on the effective date of the gratis allotment of Share Options, and no further procedures, such as applying for such gratis allotment, will be necessary.

In addition, even after the Board of Directors resolves to make a gratis allotment of Share Options, the Company may, by respecting any recommendation of the Independent Committee described above in section (e) of 2.2, ‘Procedures for Triggering the Plan,’ to the maximum extent, (i) (on or before the second business day prior to the ex-rights date with respect to the gratis allotment of Share Options) cancel the gratis allotment of Share Options, or (ii) (from the effective date of the gratis allotment of Share Options and until the business day immediately prior to the commencement date of the exercise period of the Share Options) acquire all Share Options for no consideration.  In such cases, no dilution of the value per share in the Company held by the shareholders will result, and it is possible that investors who have sold or bought the shares in the Company expecting to see such a dilution will suffer commensurate damage as a result of a fluctuation in the share price.

(b)	Procedures for Exercising Share Options
The Company will deliver, as a general rule, a document necessary to be submitted for the exercise of the Share Options (in the form prescribed by the Company and containing necessary matters such as the terms and number of Share Options for exercise and the exercise date for the Share Options, as well as representations and warranties regarding matters such as that the shareholders themselves satisfy the exercise conditions of the Share Options, indemnity clauses and other covenants, and information necessary to allocate shares of the Company to the account of the Entitled Shareholders) and other documents necessary for the exercise of the Share Options to the Entitled Shareholders.  After the gratis allotment of Share Options, the shareholders will be issued, as a general rule, one share in the Company in exchange for each Share Option upon submitting these necessary documents during the exercise period of Share Options and by paying in the prescribed manner the exercise price of Share Options, which will be one yen per share, as a general rule.

If the Company’s shareholders do not exercise their Share Options or pay the amount equivalent to the exercise price, the shares they hold in the Company will be diluted by the exercise of Share Options by other shareholders.

However, it is also possible for the Company to acquire the Share Options of all shareholders other than Non-Qualified Parties and, in exchange, deliver shares in the Company, in accordance with the procedures set out in (c) below.  If the Company carries out such acquisition procedures, all shareholders other than Non-Qualified Parties will come to receive shares in the Company without exercising their Share Options or paying an amount equivalent to the exercise price and, in principle, there will be no subsequent dilution of the shares in the Company they hold.

(c)	Procedures for the Acquisition of Share Options by the Company
If the Board of Directors determines to acquire the Share Options, the Company will acquire the Share Options in accordance with the statutory procedures from the shareholders other than Non-Qualified Parties, on the date separately determined by the Board of Directors and deliver shares in the Company in exchange for the Share Options.  In this case, the shareholders concerned will come to receive one share in the Company in principle as consideration for the acquisition by the Company of those Share Options, without paying the amount equivalent to the exercise price.  However, in such case, the shareholders concerned will be separately requested to provide information necessary to allocate shares of the Company to the account of the Entitled Shareholders and submit, in the form prescribed by the Company, a written undertaking including representations and warranties regarding matters such as the fact that they are not Non-Qualified Parties, indemnity clauses and other covenants.

In addition, the Company will disclose information to or notify all of its shareholders with respect to the particulars of the allotment method, exercise method and method for acquisition by the Company after these matters are determined in the Gratis Allotment Resolution, so we request that shareholders check these details at that time.

4.	Decisions and Reasoning by the Board of Directors regarding Above Measures
4.1	Decisions and Reasoning regarding the Special Measures to Realize the Basic Policy (measures set out in 1.2 above)

As set out in section 1.2 above, the Company has implemented such measures for enhancing the corporate value and such policies for strengthening its corporate governance practices as specific measures to continually and persistently enhance the Group’s corporate value and, in turn, the common interests of the Company’s shareholders.  These measures will indisputably contribute to the realization of the Basic Policy.

Therefore, these measures comply with the Basic Policy and are consistent with the common interests of the Company’s shareholders, and are not implemented for the purpose of maintaining the positions of the directors and the corporate auditors of the Company.

4.2	Decisions and Reasoning regarding the Measures to Prevent Decisions on the Company’s Financial and Business Policies from being Controlled by a Person Viewed as Inappropriate under the Basic Policy (measures set out in 1.3, 2, and 3 above)

(a)	The Plan Fully Satisfies the Basic Policy
The Plan is a mechanism to maintain the corporate value of the Group and, in turn, the common interests of its shareholders by ensuring the necessary time and information is made available for the shareholders to decide whether or not to accept the Acquisition of share certificates, etc. of the Company and for the Board of Directors to present an alternative proposal to the shareholders, and by enabling the Board of Directors to negotiate with the Acquirer for the benefit of the shareholders when the Acquisition is to be effected.  As above, the Plan is in compliance with the Basic Policy.

(b)	The Plan is not Detrimental to the Common Interests of the Shareholders and does not Aim to Maintain the Positions of Directors and Corporate Auditors of the Company
For the following reasons, the Company believes that the Plan would not be detrimental to the common interests of the Company’s shareholders, and that it has not been implemented for the purpose of maintaining the positions of the directors and the corporate auditors of the Company.

(i)	Satisfying the Requirements of the Guidelines for Takeover Defense Measures
The Plan satisfies all of the three principles set out in the Guidelines Regarding Takeover Defense for the Purposes of Protection and Enhancement of Corporate Value and Shareholders’ Common Interests released by the Ministry of Economy, Trade and Industry and the Ministry of Justice on May 27, 2005, namely, the principles of:

—	ensuring and enhancing the corporate value and shareholders’ common interests;

—	prior disclosure and respect for shareholder intent; and

—	ensuring necessity and reasonableness.

(ii)	Placing High Value on the Intent of Shareholders
The Renewal will be effected subject to shareholder approval at the Ordinary General Meeting of Shareholders.  In addition, the Plan, in principle, will require to hold the Shareholders Meeting and to confirm the intent of the Company’s shareholders relating to whether or not to implement the gratis allotment of Share Options, if the Independent Committee recommends implementation of the gratis allotment of Share Options.

Further, the Plan is subject to a so-called sunset clause setting the Effective Period of approximately three years and if, even before the expiration of the Effective Period of the Plan, the Board of Directors resolves to abolish the Plan, the Plan will be abolished at that time.  In this regard, the life of the Plan depends on the intent of the Company’s shareholders.

(iii)	Disclosure of information and emphasis on the decisions by independent parties such as outside directors
In order to eliminate arbitrary decisions by the Board of Directors and its directors, substantive decisions on triggering of, amendment to or other operation of the Plan will be made by the Independent Committee, which is solely composed of outside directors or other outsiders who are independent from the Company.  If an Acquisition of shares in the Company were to actually occur, this Independent Committee would, as set out above in 2.2, ‘Procedures for Triggering the Plan,’ and in accordance with the Rules of the Independent Committee, make substantive determinations as to whether or not the Acquisition would have a detrimental effect on the corporate value of the Group and, in turn, the common interests of shareholders.  Then, the Board of Directors would, by taking into consideration those determinations to the maximum extent, pass a resolution pursuant to the Companies Act of Japan.

In this way, the Independent Committee will strictly monitor any arbitrary actions by the Board of Directors and disclose outlines of its decisions to the shareholders, and will ensure a structure under which the Plan is operated in a transparent way to the extent that contributes to the corporate value of the Group and, in turn, the common interests of its shareholders.

(iv)	Establishment of Reasonable and Objective Requirements
As set out above at section (e) of 2.2, ‘Procedures for Triggering the Plan,’ and section 2.3, ‘Requirements for the Gratis Allotment of Share Options,’ the Company believes that the Plan is established so that it will not be triggered unless reasonable and objective requirements have been satisfied, and ensures a structure to eliminate arbitrary triggering by the Board of Directors.

(v)	Obtaining the Advice of Third-Party Experts
As set out above at section (d)(ii) of 2.2, ‘Procedures for Triggering the Plan,’ if an Acquirer emerges, the Independent Committee may obtain the advice of financial advisors, certified public accountants, lawyers, certified public tax accountants, consultants and other experts at the cost of the Company.  This is a mechanism to even more securely enhance the objectivity and fairness of the decisions made by the Independent Committee.

(vi)	No Dead-Hand or Slow-Hand Takeover Defense Measures
As stated above in section 2.5, ‘Effective Period, and Abolition, Revision or Amendment of the Plan,’ the Plan may be abolished by a person who acquires a large number of share certificates, etc. in the Company through an election at a general meeting of shareholders of directors nominated by that person and through a resolution of the Board of Directors attended by the so-elected directors.

Therefore, the Plan is not a dead-hand takeover defense measure (a takeover defense measure in which even if a majority of the members of the Board of Directors are replaced, the triggering of the measure cannot be stopped).  Also, as the Company has not adopted a system of staggered terms of office, the Plan is not a slow-hand takeover defense measure either (a takeover defense measure in which triggering takes more time to stop due to the fact that all members of the Board of Directors cannot be replaced at once).

Notes:

(Note 1)	Defined in Article 27-23.4 of the Financial Instruments and Exchange Act. The same applies throughout this Proposal.

(Note 2)	Including persons described as a holder under Article 27-23.3 of the Financial Instruments and Exchange Act (including persons who are deemed to fall under the above by the Board of Directors). The same applies throughout this Proposal.

(Note 3)	Defined in Article 27-23.1 of the Financial Instruments and Exchange Act. The same applies throughout this Proposal unless otherwise provided for.

(Note 4)	Defined in Article 27-2.6 of the Financial Instruments and Exchange Act. The same applies throughout this Proposal.

(Note 5)	Defined in Article 27-2.8 of the Financial Instruments and Exchange Act. The same applies throughout this Proposal.

(Note 6)	Defined in Article 27-2.7 of the Financial Instruments and Exchange Act (including persons who are deemed to fall under the above by the Board of Directors); provided, however, that persons provided for in Article 3.2 of the Cabinet Office Ordinance on Disclosure Required for Tender Offer for Share Certificates, etc. by Person other than Issuer are excluded from the persons described in Article 27-2.7(i) of the Financial Instruments and Exchange Act. The same applies throughout this Proposal.

(Note 7)	Defined in Article 27-2.1 of the Financial Instruments and Exchange Act.

(Note 8)	Defined in Article 27-23.5 of the Financial Instruments and Exchange Act, including persons regarded as a joint holder under Article 27-23.6 of the Financial Instruments and Exchange Act (including persons who are deemed a joint holder by the Board of Directors). The same applies throughout this Proposal.

(Note 9)	Defined in Article 9.5 of the Order for Enforcement of the Financial Instruments and Exchange Act.

(Note 10)	If an Acquirer is a fund, information relating to the matters described in (i) about each partner and other constituent members is required.

(Note 11)	“A meeting of shareholders” is used not only for a meeting of shareholders under the Companies Act that resolves the matters to be resolved prescribed in Article 295 of the Companies Act, but also for a meeting that is held in accordance with the procedures based on the provisions regarding meetings of shareholders in the Companies Act and where advisory resolutions are made for matters other than the matters to be resolved prescribed in Article 295.

(Note 12)	Specifically, the Company intends to set out that an “exceptional event” means when (x) the Acquirer cancels or revokes the Acquisition, or promises that it will not conduct any subsequent Acquisition, after the Gratis Allotment Resolution and the Acquirer or other Non-Qualified Parties dispose of their shares in the Company through a securities firm appointed and authorized by the Company to do so, and (y) the Acquirer’s shareholding ratio determined by the Board of Directors (when calculating the shareholding ratio, Non-Qualified Parties other than the Acquirer and its joint holders are deemed to be the Acquirer’s joint holders, and Share Options held by Non-Qualified Parties, the conditions of which have not been satisfied, are excluded) (the “Non-Qualified Parties’ Shareholding Ratio”) falls below the lower of (i) the Non-Qualified Parties’ Shareholding Ratio before the Acquisition, or (ii) 20%, the Acquirer or other Non-Qualified Parties making the disposal may exercise Share Options to the extent that the number of shares to be issued or delivered upon exercise of the Share Options is up to the number of shares disposed of and to the extent of the ratio under either (i) or (ii) above. Detailed conditions and procedures for exercise of Share Options by Non-Qualified Parties will be determined separately by the Board of Directors.

(Note 13)	“Specified Large Holder” means, in principle, a party who is a holder of share certificates, etc. issued by the Company and whose holding ratio of share certificates, etc. in respect of such share certificates, etc. is at least 20% (including any party who is deemed applicable to the above by the Board of Directors); provided, however, that a party that the Board of Directors recognizes as a party whose acquisition or holding of share certificates, etc. of the Company is not contrary to the Company’s corporate value or the common interests of shareholders or a certain other party that the Board of Directors determines in the Gratis Allotment Resolution is not a Specified Large Holder. The same applies throughout this Proposal.

(Note 14)	“Specified Large Purchaser” means, in principle, a person who makes a public announcement of purchase, etc. (as defined in Article 27-2.1 of the Financial Instruments and Exchange Act; the same applies throughout this Note 14) of share certificates, etc. (as defined in Article 27-2.1 of the Financial Instruments and Exchange Act; the same applies throughout this Note 14) issued by the Company through a tender offer and whose ratio of ownership of share certificates, etc. in respect of such share certificates, etc. owned by such person after such purchase, etc. (including similar ownership as prescribed in Article 7.1 of the Order for Enforcement of the Financial Instruments and Exchange Act) is at least 20% when combined with the ratio of ownership of share certificates, etc. of a person having a special relationship (including any party who is deemed to fall under the above by the Board of Directors); provided, however, that a party that the Board of Directors recognizes as a party whose acquisition or holding of share certificates, etc. of the Company is not contrary to the Company’s corporate value or the common interests of shareholders or certain other party that the Board of Directors determines in the Gratis Allotment Resolution is not a Specified Large Purchaser. The same applies throughout this Proposal.

(Note 15)	An “Affiliated Party” of a given party means a person who substantially controls, is controlled by, or is under common control with such given party (including any party who is deemed to fall under the above by the Board of Directors), or a party deemed by the Board of Directors to substantially act in concert with such given party. “Control” means to “control the determination of the financial and business policies” (as defined in Article 3.3 of the Enforcement Regulations of the Companies Act) of other corporations or entities.

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Attachment 1

Outline of the Rules of the Independent Committee

—	The Independent Committee shall be established by resolution of the Board of Directors.
—	There shall be no less than three members of the Independent Committee, and the Board of Directors shall elect the members from (i) outside directors of the Company (including those who are scheduled to be elected), (ii) outside corporate auditors of the Company (including those who are scheduled to be elected) and (iii) other outside experts who are independent from the management that executes the business of the Company. However, such experts must be experienced corporate managers, former government employees, parties with knowledge of the investment banking industry, lawyers, certified public accountants, certified public tax accountants, researchers whose research focuses on the Companies Act or the like, or parties of similar qualifications, and must have executed with the Company an agreement separately specified by the Board of Directors that contains a provision obligating them to exercise the duty of care of a good manager or similar provision.
—	Unless otherwise determined by a resolution of the Board of Directors, the term of office of members of the Independent Committee will, as a general rule, be until the conclusion of the ordinary general meeting of shareholders relating to the final fiscal year ending within three years after the conclusion of the Ordinary General Meeting of Shareholders.
—	The Independent Committee shall make decisions on the matters listed below and make recommendations to the Board of Directors containing the details of and reasons for the recommendation. Respecting such recommendations of the Independent Committee to the maximum extent, the Board of Directors shall make decisions as an organization under the Companies Act. Each member of the Independent Committee and each director of the Company must make such decisions solely with a view to whether or not the corporate value of the Group and the common interests of its shareholders will be enhanced, and they must not serve the purpose of their own interests or those of the management of the Company.
(a)	The implementation or non-implementation of the gratis allotment of Share Options.
(b)	The cancellation of the gratis allotment of Share Options or the gratis acquisition of Share Options.
(c)	Any other matters that are for determination by the Board of Directors in respect to which it has consulted the Independent Committee.
—	In addition to the matters prescribed above, the Independent Committee shall conduct the matters listed below.
(a)	Determining whether the Acquisitions should be made subject to the Plan.
(b)	Determining the information that the Acquirer and the Board of Directors should provide to the Independent Committee, and the deadline for the provision of that information.
(c)	Examination and consideration of the terms of the Acquirer’s Acquisitions.
(d)	Direct or indirect discussion and negotiation with the Acquirer.
(e)	Request for an alternative proposal to the Board of Directors and consideration of the alternative proposal.
(f)	Determination for extension of the Independent Committee Consideration Period.
(g)	Approval of revision or amendment of the Plan.
(h)	Determination whether or not takeover defense measures other than the Plan should be introduced.
(i)	Any other matters that the Plan prescribes that the Independent Committee may conduct.
(j)	Any matters that the Board of Directors separately determines that the Independent Committee may conduct.
—	The Independent Committee may, at the Company’s expense, obtain the advice of financial advisers, certified public accountants, lawyers, certified public tax accountants, consultants and other experts) and conduct similar actions.
—	As a general rule, resolutions of meetings of the Independent Committee shall pass with a majority when all of the members of the Independent Committee are in attendance (including attendance via video conference or telephone conference; hereinafter the same). However, in unavoidable circumstances a resolution may pass with a majority of voting rights when a majority of the members of the Independent Committee are in attendance.

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Attachment 2

Profiles of the Members of the Independent Committee

The following three persons are the members of the Independent Committee.

Kohshi Murakami	Outside Director of the Company
Date of Birth	February 8, 1940
Background	Mar. 1965	Obtained Masters degree from Graduate School of Law, Kyoto University
	Apr. 1967	Appointed as assistant judge, Tokyo District Court
	Apr. 1999	Appointed as Presiding Justice of the Division, Tokyo High Court
	Feb. 2005	Retired
	Apr. 2005	Employed as Professor, Graduate School of Law, Kyoto University
	Jun. 2005	Joined TMI Associates as Special Counsel (current position)
	Nov. 2005	Appointed as Outside Corporate Auditor of SANEI-INTERNATIONAL CO., LTD.
	Apr. 2008	Employed as Visiting Professor, Graduate School, Yokohama National University
	May 2008	Appointed as Member of the Independent Committee of the Company (current position)
	Jun. 2008	Appointed as Outside Director of the Company (current position)
	Apr. 2010	Employed as Professor, Juris Doctor’s Program, Daito Bunka University

*	Mr. Murakami is an outside director. Mr. Murakami does not have any special interest in the Company. The Company notified the Tokyo Stock Exchange and the Nagoya Stock Exchange that Mr. Murakami is an independent director of the Company.

Shinichiro Shibasaki	Outside Corporate Auditor of the Company
Date of Birth	December 2, 1958
Background	Mar. 1981	Graduated from Faculty of Law, Chuo University
	Apr. 1989	Registered as attorney-at-law
Joined Inami and Ota
	Apr. 1993	Inami and Ota changed its name to Inami, Ota and Shibasaki (Partner)
	Oct. 2010	Became member of Dispute Resolution Committee of The General Insurance Association of Japan (current position)
	May 2011	Inami, Ota and Shibasaki changed its name to Law Office Juricom (Partner) (current position)
	Apr. 2012	Employed as Part-time Professor, Tokai University School of Medicine
	Jun. 2014	Appointed as Outside Corporate Auditor of the Company (current position)
	Apr. 2015	Employed as Visiting Professor, Tokai University School of Medicine (current position)

*	Mr. Shibasaki is an outside corporate auditor. Mr. Shibasaki does not have any special interest in the Company. The Company notified the Tokyo Stock Exchange and the Nagoya Stock Exchange that Mr. Shibasaki is an independent corporate auditor of the Company.

Takehiko Nagasaki
Date of Birth	May 31, 1943
Background	Mar. 1967	Graduated from Meiji University School of Law
	Jan. 1969	Joined Tokyo Daiichi Certified Public Accountant Office
	Aug. 1971	Registered as certified public accountant
	Jul. 1988	Joined Showa Ota & Co.
	May 1989	Became Partner at Showa Ota & Co.
	Apr. 2000	Appointed as Executive Director of Century Ota Showa & Co. (now Ernst & Young ShinNihon LLC)
	May 2006	Appointed as Vice CEO at Century Ota Showa & Co.
	Aug. 2008	Appointed as Senior Advisor at Century Ota Showa & Co.
	Jun. 2009	Appointed as Outside Corporate Auditor of SAN-AI OIL Co., Ltd. (current position)
	Jul. 2009	Established and became Partner at Takehiko Nagasaki Certified Public Accountant Office (current position)
	Sep. 2009	Appointed as Member of the Independent Committee of the Company (current position)
	Apr. 2010	Appointed as Auditor of National Cancer Center
Appointed as Auditor of National Center of Neurology and Psychiatry
	Oct. 2016	Appointed as Outside Corporate Auditor of Dai-ichi Life Insurance Company, Limited (current position)
Concurrent positions		Outside Corporate Auditor of SAN-AI OIL Co., Ltd.
Outside Corporate Auditor of Dai-ichi Life Insurance Company, Limited

*	Mr. Nagasaki does not have any special interest in the Company.

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